Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ACELRX PHARMACEUTICALS, INC.,

ACELRX INTERMEDIATE SUB, INC.,

ACELRX CONSOLIDATION SUB, LLC,

LOWELL THERAPEUTICS, INC.,

AND

JAMES WILKIE, AS STOCKHOLDER REPRESENTATIVE

November 14, 2021

i

INDEX OF ANNEXES, EXHIBITS AND SCHEDULES

Annex	Description

Annex A	Certain Defined Terms

Exhibit	Description

Exhibit A-1	Form of First Certificate of Merger
Exhibit A-2	Form of Second Certificate of Merger
Exhibit B	Form of Joinder
Exhibit C-1	Form of Option Cancellation Agreement
Exhibit C-2	Form of Warrant Cancellation Agreement
Exhibit D-1	Form of Amended and Restated Certificate of Incorporation of Initial Surviving Company
Exhibit D-2	Certificate of Formation of Merger Sub 2
Exhibit D-3	Limited Liability Company Agreement of Merger Sub 2
Exhibit E	Form of 280G Waiver
Exhibit F	Knowledge of the Company
Exhibit G	Form of CVR Agreement
Exhibit H	Form of Amendment to Second Amended and Restated Certificate of Incorporation of the Company

Schedules	Description

Schedule A	Key Holders Schedule
Schedule B	Joinder Holders Schedule
Schedule C	Option Holders Schedule
Schedule D	Company Disclosure Schedule
Schedule E	Parent Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 14, 2021 by and among AcelRx Pharmaceuticals, Inc., a Delaware corporation (“Parent”), AcelRx Intermediate Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub 1”), AcelRx Consolidation Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 2”), Lowell Therapeutics, Inc., a Delaware corporation (the “Company”) and James Wilkie (the “Stockholder Representative”), solely in his capacity as the representative of the Stockholders and the Company Option Holders.  All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Parent and the Company will enter into a business combination transaction pursuant to which (a) Merger Sub 1 will merge with and into the Company and the Company will continue as the Initial Surviving Company (as defined herein) and a direct wholly owned subsidiary of Parent (the “First Merger”) and (b) the Initial Surviving Company will merge with and into Merger Sub 2 and Merger Sub 2 will continue as the Surviving Company (as defined herein) and a direct wholly owned subsidiary of Parent (the “Second Merger”, together with the First Merger, the “Mergers”);

WHEREAS, the Company Board of Directors (the “Company Board of Directors”) has unanimously (a) approved and declared advisable this Agreement and the Related Agreements and the transactions contemplated hereby, including the Mergers and the Charter Amendment, and thereby (the “Transactions”), upon the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, the Company and the Stockholders, (c) approved the execution, delivery and performance by the Company of this Agreement, and (d) recommended the adoption of this Agreement to the Stockholders, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of each of Parent and Merger Sub 1 and the sole member of Merger Sub 2 have unanimously (a) approved and declared advisable this Agreement and the Transactions, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement, and (b) determined that this Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, Parent, Merger Sub 1 and Merger Sub 2 and their respective stockholder(s).

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Mergers are part of a single integrated plan undertaken by the parties to this Agreement, (b) the Mergers qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (c) this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) (the “Intended Tax Treatment”);

WHEREAS, as an inducement and condition to Parent’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the individuals set forth on Schedule A (the “Key Holders”) are each entering into a non-competition and non-solicitation agreement that is in form and substance reasonably acceptable to Parent and each Key Holder (the “Non-Competition and Non-Solicitation Agreement”) and the Key Holder set forth in paragraph (a) of Schedule A is entering into a consulting agreement that is in form and substance reasonably acceptable to Parent and such Key Holder (the “Offer Letter”);

WHEREAS, as an inducement and condition to Parent’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement the Stockholders and Company Option Holders set forth on paragraph (a) of Schedule B are entering into a joinder agreement with Parent substantially in the form attached hereto as Exhibit B (“Joinders”) and each other Stockholder and Company Option Holder will enter into Joinders at or prior to Closing, pursuant to which, among other things, such Stockholder or Company Option Holder, as applicable, agrees to be bound by certain terms of this Agreement and submits an accredited investor questionnaire in the form attached thereto (an “Accredited Investor Questionnaire”).  Notwithstanding the delivery of any Accredited Investor Questionnaire to Parent, any holder of Company Capital Stock, in the sole discretion of Parent, may be deemed an Unaccredited Investor for purposes of this Agreement;

WHEREAS, as an inducement and condition to Parent’s willingness to enter into this Agreement, each Person set forth on Schedule C, constituting all Company Option Holders, will enter into, as applicable, an Option Cancellation Agreement (the “Option Cancellation Agreement”) with the Company substantially in the form attached hereto as Exhibit C-1; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the Mergers and the other Transactions.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, agreements and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
THE MERGERS

SECTION 1.1    The Mergers.

(a)    Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the First Effective Time, Merger Sub 1 shall merge with and into the Company, the separate corporate existence of Merger Sub 1 shall cease and the Company shall continue as the surviving company and shall become a wholly owned subsidiary of Parent. The Company, as the surviving company after the First Merger, is sometimes referred to herein as the “Initial Surviving Company.”

(b)    Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL and the Limited Liability Company Act of the State of Delaware (the “LLCA”), at the Second Effective Time, the Initial Surviving Company shall merge with and into Merger Sub 2, the separate corporate existence of the Initial Surviving Company shall cease and Merger Sub 2 shall continue as the surviving company and shall remain a wholly owned subsidiary of Parent. Merger Sub 2, as the surviving company after the Second Merger, is sometimes referred to herein as the “Surviving Company.”

SECTION 1.2    Closing and Effective Times.

(a)    Unless this Agreement is validly terminated pursuant to Section 9.1, the Mergers shall be consummated at a closing (the “Closing”) on a date that is the second (2nd) Business Day following the satisfaction or waiver (if permissible hereunder) of the conditions set forth in Article VI (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver (if permissible hereunder) of those conditions) via the remote exchange of documents, unless another time or place is mutually agreed upon in writing by Parent and the Company.  The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date."

(b)    On the Closing Date, the parties hereto shall cause the First Merger to be consummated by filing a duly executed certificate of merger in substantially the form attached hereto as Exhibit A-1 (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The time of the filing and acceptance by the Secretary of State of the State of Delaware, or such other later time as may be agreed in writing by Parent and the Company and specified in the First Certificate of Merger, shall be referred to herein as the “First Effective Time.”

(c)    On the Closing Date, the parties hereto shall cause the Second Merger to be consummated by filing a duly executed certificate of merger in substantially the form attached hereto as Exhibit A-2 (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the LLCA. The time of the filing and acceptance by the Secretary of State of the State of Delaware, or such other later time as may be agreed in writing by Parent and the Company and specified in the Second Certificate of Merger, shall be referred to herein as the “Second Effective Time.”

SECTION 1.3    Organizational Documents.

(a)    The certificate of incorporation of the Initial Surviving Company shall be amended and restated as of the First Effective Time to be identical to the certificate of incorporation of Merger Sub 1 as in effect immediately prior to the First Effective Time as set forth on Exhibit D-1, until thereafter changed or amended as provided in such certificate of incorporation or by applicable Law; provided, however, that at the First Effective Time, Article I of the certificate of incorporation of the Initial Surviving Company shall be amended and restated in its entirety as follows: “The name of the company is Lowell Therapeutics, Inc”.

(b)    The bylaws of Merger Sub 1 as in effect immediately prior to the First Effective Time shall be the bylaws of the Initial Surviving Company as of the First Effective Time until thereafter changed or amended as provided in the certificate of incorporation of the Initial Surviving Company or such bylaws or by applicable Law.

(c)    The certificate of formation of Merger Sub 2, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation of the Surviving Company as set forth on Exhibit D-2 as of the Second Effective Time, until thereafter amended in accordance with the LLCA and as provided in such certificate of formation; provided, however, that at the Second Effective Time, Article I of the certificate of formation of the Surviving Company shall be amended and restated in its entirety as follows: “The name of the limited liability company is Lowell Therapeutics, LLC”. The limited liability company agreement of Merger Sub 2 as set forth on Exhibit D-3, as in effect immediately prior to the Second Effective Time, shall be the limited liability company agreement of the Surviving Company as of the Second Effective Time, until thereafter replaced, amended or modified in accordance with the LLCA and as provided in such limited liability company agreement.

SECTION 1.4    Directors and Officers.

(a)    The directors of Merger Sub 1 immediately prior to the First Effective Time shall be the directors of the Initial Surviving Company immediately after the First Effective Time, each to hold the office of a director of the Initial Surviving Company in accordance with the provisions of the DGCL and the certificate of incorporation and the bylaws of the Initial Surviving Company until such director’s successor is duly elected or appointed and qualified, or until the earlier of his or her death, resignation or removal.

(b)    The officers of Merger Sub 1 immediately prior to the First Effective Time shall be the officers of the Initial Surviving Company immediately after the First Effective Time, each to hold office in accordance with the provisions of the certificate of incorporation and the bylaws of the Initial Surviving Company until such officer’s successor is duly elected or appointed and qualified, or until the earlier of his or her death, resignation or removal.

(c)    Parent shall be the Managing Member (as defined in the limited liability company agreement of the Surviving Company) of the Surviving Company, and the officers of Merger Sub 2 immediately prior to the Second Effective Time shall be the officers of the Surviving Company as of the Second Effective Time, each to hold office in accordance with the provisions of the limited liability company agreement of the Surviving Company.

SECTION 1.5    General Effects of the Mergers.

(a)    First Merger. At the First Effective Time, the effects of the First Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub 1 shall vest in the Initial Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub 1 shall become the debts, liabilities and duties of the Initial Surviving Company.

(b)    Second Merger. At the Second Effective Time, the effects of the Second Merger shall be as provided in the applicable provisions of the LLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the properties, rights, privileges, powers and franchises of the Initial Surviving Company and Merger Sub 2 shall vest in the Surviving Company, and all debts, liabilities and duties of the Initial Surviving Company and Merger Sub 2 shall become the debts, liabilities and duties of the Surviving Company.

SECTION 1.6    Effect of Mergers on Capital Stock and Membership Interests of Constituent Corporations.

(a)    Treatment of Capital Stock of Merger Sub 1 and Merger Sub 2.

(i)    At the First Effective Time, by virtue of the First Merger and without further action on the part of Parent, Merger Sub 1, the Company or holders of any securities of the Company, Merger Sub 1 or any other Person, each share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the First Effective Time shall be automatically converted into and become one (1) fully paid and non-assessable share of common stock of the Initial Surviving Company.

(ii)    At the Second Effective Time, by virtue of the Second Merger and without further action on the part of Parent, Merger Sub 2, the Initial Surviving Company or holders of any securities of the Initial Surviving Company, Merger Sub 2 or any other Person, each share of common stock, par value $0.01 per share, of Initial Surviving Company outstanding immediately prior to the Second Effective Time shall be cancelled, and no consideration shall be paid with respect thereto and each membership interest of Merger Sub 2 outstanding immediately prior to the Second Effective Time shall remain outstanding and shall constitute the only outstanding shares of capital stock of the Surviving Company.

(b)    Treatment of Company Capital Stock.

(i)    Generally.  At the First Effective Time, by virtue of the First Merger, and without further action on the part of Parent, Merger Sub 1, the Company or holders of any securities of the Company, Merger Sub 1 or any other Person, the shares of Company Capital Stock (other than (x) Cancelled Shares, which shall be treated in the manner set forth in Section 1.6(b)(iii), and (y) Dissenting Shares, which shall be treated in the manner set forth in Section 1.6(b)(iv)) shall cease to exist and shall automatically be cancelled and shall be converted into the right to receive, the following (subject to Section 1.6(e) and, with respect to any Cash Holders, to the receipt of cash in lieu of Parent Common Stock pursuant to Section 1.6(f) hereof):

(A)    Each share of Senior Series B Preferred Stock issued and outstanding immediately prior to the First Effective Time (other than Dissenting Shares and Cancelled Shares) shall be converted into the right to receive (w) a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to $2.60 divided by the Closing Parent Share Value (the “Senior Series B Liquidation Payment”) or, subject to compliance with the provisions of Section 1.6(b)(i)(E) and Section 1.6(g) below, and to the extent permitted by the terms thereof, cash in lieu of such shares of Parent Common Stock, plus (x) if, and only if, the Exchange Ratio is a positive number, a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the Exchange Ratio or, subject to compliance with the provisions of Section 1.6(b)(i)(E) and Section 1.6(g) below, and to the extent permitted by the terms thereof, cash in lieu of such shares of Parent Common Stock, plus (y) one contingent value right representing the right to receive the consideration set forth in the CVR Agreement if, and if so, when and to the extent, payable pursuant to the CVR Agreement (a “CVR”), plus (z) the right to receive a Pro Rata Portion of any Holdback Shares (rounded down to the nearest whole share) released pursuant to this Agreement, if any.  The Senior Series B Liquidation Payment shall be allocated among holders of the Senior Series B Preferred Stock in the manner set forth in the Allocation Schedule.

(B)    Each share of Series B-1 Preferred Stock issued and outstanding immediately prior to the First Effective Time (other than Dissenting Shares and Cancelled Shares) shall be converted into the right to receive (w) a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to $2.08 divided by the Closing Parent Share Value (the “Series B-1 Liquidation Payment”) or, subject to compliance with the provisions of Section 1.6(b)(i)(E) and Section 1.6(g) below, and to the extent permitted by the terms thereof, cash in lieu of such shares of Parent Common Stock, plus (x) if, and only if, the Exchange Ratio is a positive number, a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the Exchange Ratio or, subject to compliance with the provisions of Section 1.6(b)(i)(E) and Section 1.6(g) below, and to the extent permitted by the terms thereof, cash in lieu of such shares of Parent Common Stock, plus (y) one CVR, plus (z) the right to receive a Pro Rata Portion of any Holdback Shares (rounded down to the nearest whole share) released pursuant to this Agreement, if any. The Series B-1 Liquidation Payment shall be allocated among holders of the Series B-1 Preferred Stock in the manner set forth in the Allocation Schedule.

(C)    Each share of Series A Preferred Stock issued and outstanding immediately prior to the First Effective Time (other than Dissenting Shares and Cancelled Shares) shall be converted into the right to receive (w) a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to $2.50 divided by the Closing Parent Share Value (the “Series A Liquidation Payment”), plus (x) if, and only if, the Exchange Ratio is a positive number, a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the Exchange Ratio, plus (y) one CVR, plus (z) the right to receive a Pro Rata Portion of any Holdback Shares (rounded down to the nearest whole share) released pursuant to this Agreement, if any.  The Series A Liquidation Payment shall be allocated among holders of the Series A Preferred Stock in the manner set forth in the Allocation Schedule.

(D)    Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than Dissenting Shares and Cancelled Shares) shall be converted into the right to receive (x) if, and only if, the Exchange Ratio is a positive number, a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the Exchange Ratio, plus (y) one CVR, plus (z) the right to receive a Pro Rata Portion of any Holdback Shares (rounded down to the nearest whole share) released pursuant to this Agreement, if any.

(E)    Any holder of shares of Series B Preferred Stock shall have the option by the Election Deadline pursuant to an validly delivered Election Form that complies with Section 1.6(g) to elect to receive cash (a “Cash Election”) in lieu of a portion of the shares of Parent Common Stock (based on the Closing Parent Share Value) otherwise payable to such holder of Series B Preferred Stock pursuant to clauses (A) or (B) of this Section 1.6(b)(i); provided that the aggregate amount of cash payable pursuant to this clause (E) shall not exceed $3,500,000 (the “Cash Amount”). In the event that the holders of shares of Series B Preferred Stock elect to receive cash in excess of the Cash Amount (with Dissenting Shares of Series B Preferred Stock being deemed to have elected to have made a Cash Election for this purpose and for all purposes of this sentence), the Cash Amount shall be prorated among such electing holders by multiplying the Cash Amount by the quotient of (x) the number of shares of Series B Preferred Stock for which an electing holder has made a Cash Election divided by (y) the total number of shares of Senior B Preferred Stock that have made a Cash Election (the “Cash Allocation”), with the remaining consideration payable in shares of Parent Common Stock as set forth herein.  Subject to the terms of this Agreement, the Cash Amount will be wired directly from the Company’s bank account at the First Effective Time to the holders of Series B Preferred Stock making Cash Election consistent with the Cash Allocation.

(ii)    From and after the First Effective Time, each holder of a certificate or certificates which immediately prior to the First Effective Time represented any shares of Company Capital Stock (including any Company Preferred Stock) (each, a “Company Stock Certificate”) or evidenced by way of book-entry in the register of stockholders of the Company immediately prior to the First Effective Time (each, a “Book-Entry Share”) shall cease to have any rights with respect to such Company Capital Stock (including any rights to receive any accrued but unpaid dividends or any liquidation preference on such shares of Company Capital Stock, if any) other than the right to receive, upon surrender of such Company Stock Certificates or Book-Entry Shares in accordance with Section 1.7, the applicable Merger Consideration including the right to receive the Releasable Shares, if any, to be delivered in accordance with this Agreement.

(A)    The Holdback Shares shall not be issued to the Stockholders or Company Option Holders at the First Effective Time and shall be a source for effecting the satisfaction and discharge of any indemnification obligation owed to Parent under this Agreement or any obligation under any Related Agreement, and Parent shall have the right to recover any Losses for which it is entitled to indemnification from such Holdback Shares. Each Stockholder and Company Option Holder hereby assigns to Parent all rights, title and interest in and to the Holdback Shares, including the right to recover any payments, releases, disbursements or other distributions thereof.

(B)    On the date that is sixteen (16) months after the Closing Date (the “Holdback Period”), Parent shall issue to each Stockholder and Company Option Holder from the Holdback Shares allocable to such Stockholder or Company Option Holder, the number of Releasable Shares (rounded down to the nearest whole share) allocable to such Stockholder or Company Option Holder and deliver evidence of an uncertificated book-entry position with respect to such Releasable Shares to such Stockholder or Company Option Holder.  Upon the final resolution of all unresolved claims in accordance with Section 8.5, Parent shall promptly issue to each Stockholder and Company Option Holder the Holdback Shares (rounded down to the nearest whole share) remaining, if any, allocable to such Stockholder or Company Option Holder, less the amount of such Holdback Shares forfeited by such Stockholder or Company Option Holder in accordance with this Agreement.

(C)    The right of the Stockholders and Company Option Holders to receive any Holdback Shares, if any: (i) does not give the Stockholder Representative, the Stockholders or the Company Option Holders dividend rights, voting rights, liquidation rights, preemptive rights or other economic rights of holders of capital stock of Parent; (ii) shall not be evidenced by a certificate or other instrument; (iii) shall not be assignable or otherwise transferable by the Stockholder Representative, Stockholders or Company Option Holders except by will, upon death or by operation of the Laws of descent and distribution, or to a trust formed by a Stockholder or Company Option Holder for the sole benefit of immediate family members; (iv) shall not accrue or pay interest on any portion thereof; and (v) does not represent any right other than the right to receive the consideration set forth in this Agreement. Any attempted transfer of the right to any Holdback Shares by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

(D)    Notwithstanding this Section 1.6(b)(ii), if during the Holdback Period there shall occur any reorganization, recapitalization, consolidation or merger involving Parent (including any combination thereof but excluding a merger solely for the purpose of changing the Parent’s jurisdiction of incorporation) (a “Change of Control”) in which Parent Common Stock becomes convertible or exchangeable for securities, cash or other property (“Reference Property”), then immediately prior to the closing of such Change of Control, the Holdback Period shall be deemed expired, and all Releasable Shares shall be released, such that the Holdback Shares shall be deemed issued and outstanding immediately prior to the closing of such Change of Control and eligible to receive the same kind and amount of Reference Property as a holder of Parent Common Stock in such Change of Control transaction.

(iii)    Cancelled Shares. At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub 1, the Company or holders of any securities of the Company, Merger Sub 1 or any other Person, each share of Company Capital Stock issued and outstanding as of immediately prior to the First Effective Time that is owned or held by Parent or any of its Affiliates and each share of Company Capital Stock that is owned by the Company shall automatically be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist (collectively, the “Cancelled Shares”).

(iv)    Treatment of Dissenting Shares.  Notwithstanding anything to the contrary in this Agreement, any shares of Company Capital Stock outstanding immediately prior to the First Effective Time and with respect to which the holder thereof has properly demanded appraisal rights in accordance with Section 262 of the DGCL, and who has not effectively withdrawn or lost such holder’s appraisal rights under DGCL with respect to such shares (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable Merger Consideration set forth in Section 1.6(b), but the holder thereof shall only be entitled to such rights (and only such rights) as are provided by the DGCL.  At the First Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and extinguished and shall cease to exist, and except as otherwise provided by applicable Law, each holder of Dissenting Shares shall cease to have any rights with respect thereto other than the rights granted pursuant to Section 262 of the DGCL.  Notwithstanding the provisions of this Section 1.6(b)(iv), if any holder of Dissenting Shares shall effectively withdraw, waive or lose (through failure to validly perfect or otherwise) such holder’s appraisal rights under the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then as of the later of the First Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive, subject to the terms of this Agreement, including the terms set forth in this Section 1.6, Section 1.7 and the indemnification provisions set forth in Article VIII, the applicable Merger Consideration, without interest thereon.  The Company shall give Parent (A) prompt notice and a copy of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL and (B) the opportunity to participate in and direct all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, make, propose, enter into or approve any payment with respect to any such demands or offer to settle or settle any such demands.  Any communication to be made by the Company to any Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Stockholder prior to the Company receiving Parent’s written consent.

(v)    Fractional Interests. For purposes of calculating the aggregate amount of shares of Parent Common Stock issuable to each Stockholder or Company Option Holder pursuant to this Agreement, the number of shares of Parent Common Stock to be issued to each Stockholder in exchange for each Company Stock Certificate or Book-Entry Share shall be rounded down to the nearest whole number of shares of Parent Common Stock. No fraction of a share of Parent Common Stock will be issued by virtue of the First Merger.

(c)    Company Options

(i)    Treatment of Company Options.  Effective as of the First Effective Time, each Company Option (or portion thereof) that is outstanding as of immediately prior to the First Effective Time, whether or not then vested and exercisable and in accordance with the terms of the Plan and the stock option agreement evidencing such Company Option, in each case, as in effect immediately prior to the First Effective Time, shall be surrendered and cancelled and converted automatically into the right to receive from Parent (A) a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (x) the amount, if any, by which the Per Share Merger Consideration exceeds the per share exercise price of such Company Option, multiplied by (y) the number of shares of Company Common Stock as to which such Company Option is exercisable as if such Company Option were fully vested and exercised, the product of which is divided by (z) the Closing Parent Share Value; (B) one CVR per share of Parent Common Stock into which the option is exercisable representing the right to receive the consideration set forth in the CVR Agreement; and (C) the right to receive a Pro Rata Portion of any Holdback Shares released pursuant to this Agreement (the “Company Option Consideration”), which shall be paid without interest and less all applicable withholding and other authorized deductions, rounded down to the nearest whole share of Parent Common Stock.  The Company Option Consideration shall be paid to each eligible Company Option Holder in accordance with the provisions of Section 1.7 and subject to withholding pursuant to Section 1.8 and in a manner that will not trigger a Tax or penalty under Section 409A of the Code.

(ii)    Necessary Actions.  Prior to the First Effective Time, and subject to the review and reasonable approval of Parent, the Company shall take all actions necessary to effect the transactions anticipated by this Section 1.6(c) under all Company Options, the Plan, any applicable Law and any other plan or arrangement of the Company (whether written or oral, formal or informal) governing the terms of any Company Options, including determination by the administrator of the Plan that the treatment of Company Options contemplated by this Section 1.6(c) is permissible under the terms of the Plan and the applicable equity award agreements, delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence satisfactory to Parent that all necessary determinations by the Company’s board of directors or applicable committee of the Company’s board of directors to convert or terminate Company Options in accordance with this Section 1.6(c) have been made.

(iii)    Notice.  Within ten (10) Business Days before the Closing Date, the Company shall deliver notice to the holders of Company Options, which notice shall be in compliance with the terms of the Plan and each such Company Option and in a form reasonably acceptable to Parent, that the Company Options will be treated as set forth in this Section 1.6(c).  Any materials to be submitted to the Company Option Holders in connection with the notice required under this Section 1.6(c)(iii) shall be subject to advance review and approval by Parent, which Parent shall not unreasonably withhold or delay, provided that the Company considers in good faith any comments or proposed revisions made by Parent thereto.

(d)    Treatment of the Company Warrant.  In the event the Company Warrant is not exercised prior to the First Effective Time, the Company Warrant shall be cancelled immediately prior to the First Effective Time and substituted with a written instrument substantially similar in form and substance to the Company Warrant (the “Replacement Warrant”) in accordance with the Company Warrant, and upon the consummation of the Mergers, the Company Warrant Holder shall have the right to receive the Replacement Warrant.  Prior to the First Effective Time, the Company shall deliver to the Company Warrant Holder any notice required pursuant to the terms of the Company Warrant.  In the event the Company Warrant is exercised prior to the First Effective Time, pursuant to the Company Warrant, as of the First Effective Time, the Company Warrant shall no longer be outstanding and shall automatically be cancelled and cease to exist and the Company Warrant Holder shall cease to have any rights with respect thereto except the rights to receive the shares of Company Common Stock set forth in the Company Warrant which shall be converted into the right to receive the Merger Consideration at the First Effective Time in accordance with Section 1.6(b).  The Company shall use its reasonable best efforts to have the Company Warrant Holder enter into the Warrant Cancellation Agreement (the “Warrant Cancellation Agreement”) with the Company prior to the Closing substantially in the form attached hereto as Exhibit C-2.  Notwithstanding the foregoing, to the extent the Company Warrant Holder does not execute the Warrant Cancellation Agreement or exercise the Company Warrant prior to the consummation of the First Merger, Parent shall assume, by the Replacement Warrant, the obligation to deliver to the Company Warrant Holder such shares of Parent Common Stock which, in accordance with the Company Warrant, the Company Warrant Holder shall be entitled to receive upon exercise of the Company Warrant immediately prior to the Closing.

(e)    Notwithstanding anything to the contrary in this Agreement, but subject to this Section 1.6(e), the aggregate number of shares of Parent Common Stock issuable pursuant to Section 1.6 (including Holdback Shares) in exchange for issued and outstanding shares of Company Capital Stock plus any other shares of Parent Common Stock aggregable for purposes of determining whether the Nasdaq Stock Market would require a stockholder vote in connection with any such issuances shall not exceed 19.9% of the total number of shares of Parent Common Stock that are issued and outstanding immediately prior to the First Effective Time (the “Parent Common Stock Consideration Cap”); provided that there shall be excluded from the shares issued and outstanding immediately prior to the First Effective Time any shares that have been issued prior to the First Effective Time and which are aggregable with the issuance pursuant to Section 1.6 to determine whether the 19.9% limit has been reached.  In the event the aggregate number of shares of Parent Common Stock issued pursuant to Section 1.6 in exchange for issued and outstanding shares of Company Capital Stock at Closing would result in the issuance or reservation of shares of Parent Common Stock in an amount in excess of the Parent Common Stock Consideration Cap, Parent shall have the right (in its sole discretion) to (i) obtain the approval of its stockholders as required by applicable Law for issuances of shares of Parent Common Stock in excess of such amount; or (ii) issue to the holder of such Company Capital Stock shares of Parent Common Stock up to the Parent Common Stock Consideration Cap, and shall pay the remaining balance of such holder’s Company Capital Stock in an amount of cash, without interest, equal to the product obtained by multiplying (A) the number of shares of Parent Common Stock (rounded down to the nearest whole share) that such holder’s remaining Company Capital Stock would have been converted pursuant to Section 1.6(b)(i) by (B) the Closing Parent Share Value, rounded down to the nearest whole cent.

(f)    Cash-Only Consideration. Notwithstanding anything to the contrary in this Agreement, in no event shall Parent be required to issue any Parent Shares to any Person that (A) does not provide a duly completed and executed Accredited Investor Questionnaire establishing that Parent Shares may be issued to such Person in connection with the Mergers and the other Transactions pursuant to an exemption from the registration and prospectus delivery requirements of the Securities Act pursuant to Regulation D and the equivalent state “blue sky” Laws, or (B) in its sole discretion, Parent has determined prior to the Closing is an Unaccredited Investor (in either case, a “Cash Holder”). To the extent such Accredited Investor Questionnaire is not provided or Parent has made such determination regarding Unaccredited Investor status, Parent shall inform the Company of such determination prior to the Closing, and the Company shall indicate on the Allocation Schedule that such Person has not provided the Accredited Investor Questionnaire or has been determined to be an Unaccredited Investor. To the extent any such Person would otherwise have been entitled to be issued Parent Shares as consideration or otherwise under this Agreement or any Related Agreement in connection with the Transactions, Parent shall be entitled (but not required) to pay such amounts in cash, rather than issuing Parent Shares. No cash payments shall be required to be made to anyone who has not entered into a Joinder. To the extent any Parent Shares otherwise issuable but for the provisions of this Section would, when issued, have been subject to any vesting terms, acceleration terms, repurchase option or obligation, risk of forfeiture or other similar conditions, then any cash payable under this Section in respect thereof shall have, and be subject to, such same terms and conditions as would have applied to such Parent Shares had they been so issued; provided that Parent shall withhold the underlying cash amount at the Closing, and upon the satisfaction of any such vesting term, or the expiration of any such repurchase option or obligation, risk of forfeiture or similar condition, pay to the applicable recipient the amount of cash that corresponds to the satisfaction of such vesting term, or the expiration of such repurchase option or obligation, risk of forfeiture or similar condition, as applicable.

(g)    Election Procedures.

(i)    Election Form and Election Deadline.  With respect to shares of Series B Preferred Stock only, an election form (an “Election Form”) providing for the ability to substitute cash for shares of Parent Common Stock pursuant to Section 1.6(b)(i)(E), shall be provided by the Exchange Agent for that purpose to holders of record of shares of Series B Preferred Stock, together with appropriate transmittal materials.  Elections shall be made by mailing to the Exchange Agent a duly completed Election Form. To be effective, an Election Form must be properly completed, signed and delivered to the Exchange Agent at its designated office, by 5:00 P.M. (Eastern Time) on the business day that is seven (7) Business Days prior to the anticipated Closing Date (which date shall be communicated to the holders of Series B Preferred Stock at least ten (10) Business Days prior to the anticipated Closing Date) or such other date and time as the Parent and Company may agree (the applicable of such date and times, the “Election Deadline”). Parent shall determine, in its sole and absolute discretion, which discretion and authority it may delegate in whole or in part to the Exchange Agent, whether Election Forms (and where applicable, appropriate transmittal materials) have been properly completed, signed and submitted or revoked. The decision of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding.  An Election Form shall only be effective if a Joinder is duly completed, executed and delivered to Parent by such Stockholder and no Election Form will be valid unless accompanied or preceded by such Joinder.

(ii)    Revocation of Election. Any shares owned by a holder of Series B Preferred Stock who has not, as of the Election Deadline, made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to have elected to not receive cash pursuant to Section 1.6(b)(i)(E). No Election Form may be revoked after the Election Deadline. An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Upon any such revocation, unless a duly completed Election Form is thereafter submitted prior to the Election Deadline in accordance with Section 1.6(b)(i)(E), such holder shall receive shares of Parent Common Stock and shall not receive cash pursuant to Section 1.6(b)(i)(E).

SECTION 1.7    Payment of Merger Consideration for Company Capital Stock.

(a)    Exchange Procedures.  Prior to the Closing, Parent shall enter into an agreement reasonably acceptable to the Company with the Exchange Agent relating to the services to be performed by the Exchange Agent. As soon as reasonably practicable after the First Effective Time, Parent or the Exchange Agent shall mail to each Stockholder at the email address and physical address set forth opposite each such Stockholder’s name on the Allocation Schedule (i) a letter of transmittal (which shall specify that risk of loss and title to any shares evidenced by Company Stock Certificates or any Book-Entry Shares shall pass, only upon (A) with respect to shares evidenced by Company Stock Certificates delivery of the Company Stock Certificates (or affidavits of loss in lieu thereof as set forth in Section 1.7(b)), and (B) with respect to Book-Entry Shares, upon proper delivery of such evidence, if any, of the transfer as the Exchange Agent may reasonably request, as applicable, to the Exchange Agent and shall be in a form and have such other provisions as Parent may reasonably specify) (the “Letter of Transmittal”); and (ii) instructions for use in effecting the surrender of the Company Stock Certificates or Book-Entry Shares.  Upon surrender of a Company Stock Certificate or Book-Entry Shares to the Exchange Agent together with a Letter of Transmittal and, as applicable, Election Form, duly completed and validly executed, and such other documents (including applicable tax forms) as may reasonably be required by Parent or the Exchange Agent (the “Exchange Documents”), Parent shall cause its transfer agent to, as promptly as reasonably practicable, (1) credit to the surrendering Stockholder of such Company Stock Certificate or Book-Entry Shares in the stock ledger and other appropriate books and records of Parent the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) into which the shares represented by such Company Stock Certificate or such Book-Entry Shares have been converted pursuant to this Agreement (less the Holdback Shares as set forth in the Allocation Schedule in accordance with this Agreement); (2) pay the appropriate cash consideration pursuant Section 1.6(b)(i)(E) to the Exchange Agent, and, in each case, the Company Stock Certificate or Book-Entry Shares so surrendered shall be forthwith cancelled.  The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent are referred to collectively as the “Exchange Fund.”  No portion of the Merger Consideration will be paid to the holder of any unsurrendered Company Stock Certificate with respect to shares of Company Capital Stock formerly represented thereby until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate and validly executed Exchange Documents pursuant hereto.

(b)    Lost, Stolen or Destroyed Certificates. In the event any Company Stock Certificate shall have been lost, stolen or destroyed, the Exchange Agent or Parent shall pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration, if any, issuable in respect thereto pursuant to Section 1.6(b) upon the making of an affidavit of that fact by the holder thereof; provided, however, that Parent may, in its discretion, or as required by the Exchange Agent, and as a condition precedent to the issuance thereof, require the Stockholder who is the owner of such lost, stolen or destroyed certificates to either (i) deliver a bond in such amount as it may reasonably direct or (ii) provide an indemnification agreement in form and substance acceptable to Parent against any claim that may be made against Parent, the Surviving Company or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

(c)    Transfers of Ownership.  If any shares of Parent Common Stock are to be issued pursuant to Section 1.6 and this Section 1.7 to a Person other than the Person whose name is reflected on the Company Stock Certificate surrendered in exchange therefor, it shall be a condition of the issuance or delivery thereof that the Company Stock Certificate so surrendered is properly endorsed and otherwise in proper form for transfer (if applicable) and that the Person requesting such exchange shall have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of any portion of the Merger Consideration in any name other than that of the registered holder of the Company Stock Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not required to be paid.

(d)    Transfer Books; No Further Ownership Rights in Company Capital Stock.  At the First Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Company Capital Stock on the records of the Company.  Until surrendered pursuant to the provisions of this Section 1.7, each Company Stock Certificate and Book-Entry Share shall represent after the First Effective Time for all purposes only the right to receive a portion of the applicable Merger Consideration with respect to each share of Company Capital Stock represented thereby as provided herein.  The Merger Consideration paid in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock (including any rights to receive accrued but unpaid dividends or any liquidation preference on such shares of Company Capital Stock, if any).  If, after the First Effective Time, any Company Stock Certificates or Book-Entry Shares formerly representing shares of the Company Capital Stock are presented to the Surviving Company or the Exchange Agent for any reason, such Company Stock Certificates or Book-Entry Shares (as applicable) shall be cancelled and exchanged for a portion of the applicable Merger Consideration with respect to each share of Company Capital Stock represented thereby as provided in this Article I.

(e)    No Liability. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Exchange Agent, the Surviving Company, the Stockholder Representative, or any party hereto shall be liable to a Stockholder (including any former holder of Company Common Stock) or any other Person for any portion of the Merger Consideration or other amounts (including any shares of Parent Common Stock (or dividends or distributions with respect thereto), any CVRs or for any cash amounts) delivered or paid to a public official or Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. After a thirty (30)-day prior notification to the Stockholder Representative, any amounts in the Exchange Fund remaining unclaimed by Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(f)    No Interest, Dividends or Distributions.  No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Company Stock Certificate (or affidavit of loss in lieu thereof in accordance with Section 1.7).  No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the First Effective Time shall be paid or otherwise delivered to the holder of any unsurrendered Company Stock Certificate or Book Entry Share with respect to the shares of Parent Common Stock that such holder has the right to receive in the Mergers until such holder surrenders such Company Stock Certificate or Book Entry Share in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(g)    Shares of Parent Common Stock.  The shares of Parent Common Stock issued by Parent pursuant to Section 1.6 and this Section 1.7 shall be reflected in Parent’s books and records in book entry only with appropriate notations reflecting the following restrictive legend until such Parent Common Stock is registered for resale pursuant to Section 1.7(h):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED AT ANY TIME UNLESS IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER.”

(h)    Registration Statement.

(i)    Registration of Shares.  Parent shall use reasonable efforts to, within forty-five (45) calendar days of the Closing Date, file a registration statement on Form S-3 (or other appropriate form if Parent is not then Form S-3 eligible) (including any amendments or supplements, the “Registration Statement”) providing for the resale of all Parent Common Stock issued and issuable pursuant to Section 1.6(b).  Parent shall use reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable following the initial filing of such Registration Statement, subject to any comments from the SEC).

(ii)    Holders of Registrable Securities.  As a condition to its obligations under Section 1.7(h)(i), Parent may require each Holder of Registrable Securities as to which any registration is being effected to (A) furnish Parent with such information regarding such Person that is necessary to satisfy the disclosure requirements relating to the registration and the distribution of such securities under the Securities Act and the rules and regulations promulgated thereunder as Parent may from time to time reasonably request in writing, including the properly completed and executed Accredited Investor Questionnaire; and (B) promptly notify Parent in writing of any changes in the information set forth in the applicable Registration Statement after it is prepared regarding the Holder of Registrable Securities; provided that any delay in providing or failing to provide such information by any Holder of Registrable Securities shall not delay, eliminate or condition Parent’s obligations under Section 1.7(h)(i) with respect to any other Holder of Registrable Securities.  The Registration Statement and Prospectus shall only include the Registrable Securities of all Accredited Investors for whom Parent has received properly completed Accredited Investor Questionnaire on or before the Closing Date.  For the purposes of this Section 1.7(h), a “Holder of Registrable Securities” refers solely to an Accredited Investor that is a holder of Registrable Securities as of or following the Closing Date.

SECTION 1.8    Withholding. The Company, the Exchange Agent, Parent and the Surviving Company, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement or the CVR Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of federal, local or foreign Tax Law, provided that, other than with respect to compensatory payments or if the Company fails to deliver the FIRPTA certificate required by Section 7.5, any such person shall (x) use reasonable best efforts to (i) provide prompt prior written notice of the amounts purportedly subject to deduction or withholding; and (ii) provide a reasonable opportunity to provide forms or other evidence that would exempt such amounts from such deduction or withholding; and (y) cooperate in good faith to minimize or eliminate any deduction or withholding that may be applied.  To the extent such amounts are so deducted or withheld and property paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes under this Agreement and the CVR Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

SECTION 1.9    Company Loans to Stockholders. In the event that any Stockholder as a borrower has outstanding loans from the Company as of the First Effective Time, the consideration payable to such Stockholder pursuant to Section 1.6(b) hereof shall be reduced by an amount equal to the outstanding principal plus accrued interest, if any, of such Stockholder’s loans as of the First Effective Time, plus any other amounts owed by such Stockholder to the Company (collectively, such Stockholder’s “Loan Repayment Amount”).  Such loans shall be satisfied as to the amount by which the consideration is reduced pursuant to this Section 1.9.  To the extent the consideration payable to such Stockholder is so reduced, such amount shall be treated for all purposes under this Agreement as having been paid to such Stockholder.

SECTION 1.10    Tax Consequences. The Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3. Notwithstanding the foregoing, Parent makes no representations or warranties to the Company or to any securityholder of the Company regarding the Tax treatment of the Mergers, or any of the Tax consequences to the Company or any securityholder of the Company of this Agreement, the Mergers or any of the other Transactions. The Company acknowledges that the Company and the securityholders of the Company are relying solely on their own Tax advisors in connection with this Agreement, the Mergers and the other Transactions.

SECTION 1.11    Further Action. If, at any time after the First Effective Time, Parent, the Initial Surviving Company or the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Initial Surviving Company or the Surviving Company its right, title or interest in, to or under any of the rights, properties, assets, privileges, powers or franchises of Merger Sub 1, Merger Sub 2 or the Company or otherwise to carry out this Agreement, the officers and directors of each of the Initial Surviving Company, the Surviving Company and Parent shall be fully authorized to execute and deliver, in the name and on behalf of Merger Sub 1, Merger Sub 2 or the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Merger Sub 1, Merger Sub 2 or the Company, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, assets, privileges, powers or franchises in the Initial Surviving Company or the Surviving Company or otherwise to carry out this Agreement. Each party hereto shall, from time to time, execute such further instruments and take such other actions as any other parties shall reasonably request (at such requesting party’s cost) in order to fulfill its obligations under this Agreement or the Related Agreements, to effectuate the purposes of the Agreement or the Related Agreements and provide for the orderly and efficient transfer of the ownership of the Company to Parent.

SECTION 1.12    CVR Agreement. At or prior to the First Effective Time, Parent will authorize and duly adopt, execute and deliver the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by the Rights Agent and reasonably agreed by the Stockholder Representative which shall be countersigned by the Rights Agent as of the First Effective Time.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

As an inducement to Parent, Merger Sub 1 and Merger Sub 2 to enter into this Agreement, except as set forth in the corresponding Section of the Company Disclosure Schedule (with specific reference to the particular Section of this Agreement to which the information in the Company Disclosure Schedule relates, it being agreed that disclosure of any item in any Section of the Company Disclosure Schedule shall be deemed disclosed with respect to any other Section of this Agreement to which the applicability of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 as of the date hereof and as of the Closing Date that:

SECTION 2.1    Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its assets and properties and to carry on its business as currently conducted. The Company is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction where the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license necessary, except where the failure to be so qualified, licensed or in good standing would not materially and adversely affect the ability of the Company to conduct its business. The Company has made available true, correct and complete copies of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”) and its bylaws, as amended to date (the “Bylaws”), each in full force and effect on the date hereof. The Company Board of Directors has not approved or proposed any amendment to any of the Governing Documents that has not been made available to Parent. Section 2.1 of the Company Disclosure Schedule lists the directors and officers of the Company and every jurisdiction in which the Company has Employees or facilities or otherwise conducts business as of the date hereof. The Company has never conducted its operations under any other name. There are no outstanding powers of attorney executed by or on behalf of the Company.

SECTION 2.2    Authority and Enforceability.

(a)    The Company has all requisite power and authority to execute and deliver this Agreement and any Related Agreements to which it is a party, to perform its obligations hereunder and thereunder and, subject to receipt of the Stockholder Approval, to consummate the Mergers and the other Transactions. The execution and delivery of this Agreement by the Company and any Related Agreements to which it is a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the Mergers and the other Transactions have been duly authorized by all necessary corporate (including the unanimous approval of the Company Board of Directors) and other action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (subject to obtaining the Stockholder Approval and other than, with respect to the First Merger, the filing and recordation of the First Certificate of Merger as required by the DGCL, and with respect to the Second Merger, the filing and recordation of the Second Certificate of Merger as required by the DGCL and the LLCA). This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) constitute the legal, valid and binding obligations of the Company enforceable against it in accordance with their respective terms, in each case, subject to the Enforceability Limitations.

(b)    The Company Board of Directors has unanimously (i) approved and declared advisable this Agreement and the Transactions contemplated, including the Mergers; (ii) determined that this Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, the Company and the Stockholders; (iii) approved the execution, delivery and performance by the Company of this Agreement; (iv) recommended the adoption of this Agreement to the Stockholders; and (v) directed that this Agreement be submitted to the Stockholders for adoption and approval. None of the foregoing actions by the Company Board of Directors have been rescinded or modified in any way.

(c)    The Stockholder Approval is the only vote or authorization of any holders of capital stock or other equity interests of the Company necessary to adopt and approve this Agreement and the Transactions, including the Mergers, and the Charter Amendment. No other approvals or consents by the Stockholders are necessary or required for the consummation of the Transactions, including the Mergers.

(d)    In accordance with Section 3.4 of the Contribution Agreement, on September 23, 2021, the Company closed a Series B Preferred Stock financing, which fulfilled the requirement in the Contribution Agreement to raise at least $5,000,000 in equity.  The Company has complied with and satisfied its obligations under Section 3.4 of the Contribution Agreement.  Since the execution of each of such Agreements, the Company has complied with the terms of each of the Contribution Agreement and the Company Warrant and has never been in default or violation thereof.  After Closing, the Company, Parent and their Affiliates do not have any obligations under the Contribution Agreement or the Company Warrant, except the right to receive the Replacement Warrant or Merger Consideration as set forth in Section 1.6(d).

SECTION 2.3    Governmental Approvals and Consents. No consent, notice, waiver, approval, Governmental Order or authorization of, or registration, declaration or filing with any Governmental Entity, is required by, or with respect to, the Company in connection with the execution, delivery and performance of this Agreement and any Related Agreement to which the Company is a party or the consummation of the Mergers or any other Transactions, except for the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware.

SECTION 2.4    No Conflicts. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company is a party does not, and the performance by the Company of this Agreement and any Related Agreement to which the Company is a party and the consummation of the Transactions, including the Mergers will not, (a) conflict with or violate the Governing Documents or any other organizational document of the Company, the Contribution Agreement and the Company Warrant; (b) conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound; or (c) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, deed of trust, contract, agreement, license, lease, sublease or other occupancy document, Company Permit or other instrument or obligation to which the Company is a party or by which the Company or any of its assets or properties is bound or affected, except, with respect to clauses (b) and (c), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay the Company from performing its obligations under this Agreement, or which could not reasonably be expected to be material to the Company.

SECTION 2.5    Company Capital Structure.

(a)    The authorized capital stock of the Company consists of 12,213,446 shares of capital stock, consisting of 10,000,000 shares of Company Common Stock, 2,213,446 shares of Company Preferred Stock, of which (A) 400,000 have been designated Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”); (B) 1,750,000 have been designated Series B Preferred Stock, par value $0.0001 per share (the “Senior Series B Preferred Stock”); (C) 63,446 have been designated Series B-1 Preferred Stock, par value $0.0001 per share (the “Series B-1 Preferred Stock”, and collectively with the Senior Series B Preferred Stock described in clause (B), the “Series B Preferred Stock”); and (D) 200,000 shares of Company Common Stock have been reserved for issuance upon exercise of currently-outstanding Company Options and 53,000 shares have been reserved for future awards under the Plan. There are only, (i) 1,654,740 shares of Company Common Stock issued and outstanding; (ii) zero (0) shares of Company Common Stock are held in the Company’s treasury; (iii) 400,000 shares of Series A Preferred Stock issued and outstanding which are convertible into 400,000 shares of Company Common Stock; (iv) 961,574 shares of Series B Preferred Stock issued and outstanding which are convertible into 961,574 shares of Company Common Stock; (v) 63,446 shares of Series B-1 Preferred Stock issued and outstanding which are convertible into 63,446 shares of Company Common Stock; (vi) the Company Warrant issued and outstanding, with an exercise price per share of $0.0001, which is exercisable for 400,270 shares of Company Common Stock; and (vii) Company Options issued and outstanding exercisable for 200,000 shares of Company Common Stock. All the outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable and were not issued or transferred in violation of any purchase option, right of first refusal, right of first offer, preemptive right, subscription right or any similar right. Each share of Company Preferred Stock is convertible on a one-share-for-one-share basis into Company Common Stock. As of the date of this Agreement, the Company Capital Stock, Company Warrant and Company Options are held by the Persons and in the amounts set forth in Section 2.5(a) of the Company Disclosure Schedule, which further sets forth for each such Person the number of shares held, class or series of such shares, the number of the applicable stock certificates representing such shares and the domicile addresses of record of such Persons. All capital stock subject to issuance, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any capital stock of, or other equity interests in, any Person, or to provide funds to, make any investment (in the form of a loan, capital contribution or otherwise) in, return capital to, or make any payment to, any Person. All outstanding shares of Company Capital Stock have been duly authorized and issued in compliance with (A) all applicable securities Laws and other applicable Laws and (B) all requirements set forth in applicable Contracts, including the Governing Documents. None of the Stockholders or, to the Knowledge of the Company, any other Person has any claims or other Actions (nor have any claims or any other Actions ever been brought) against the Company or any other Person in connection with the Governing Documents. On September 23, 2021, all of the Company Convertible Notes converted into 63,446 shares of Series B-1 Preferred Stock and accordingly, such Company Convertible Notes have been cancelled in accordance with their terms and the Company has no further obligations in connection with the Company Convertible Notes.

(b)    Section 2.5(b) of the Company Disclosure Schedule sets forth for each outstanding Company Option, the name of the holder, the type of award, the type of entity of such holder, the domicile address of record of such holder, whether such holder is an employee of the Company, the number of shares of Company Capital Stock issuable upon the exercise of such Company Option, the date of grant, the exercise price (if any), the vesting schedule, including the extent vested to date and whether such vesting is subject to acceleration as a result of the Transactions or any other events, and, for any Company Option, whether such option is a non-statutory option or qualifies as an incentive stock option as defined in Section 422 of the Code and whether (and to what extent) any such Company Option is or has ever been subject to Section 409A (whether or not subsequently amended to comply with or be exempt from the requirements of Section 409A and any action taken to amend any such Company Option to comply with or be exempt from the requirements of Section 409A).

(c)    No Stockholder has exercised any right of redemption, if any, provided in the Certificate of Incorporation with respect to shares of the Company Preferred Stock, and the Company has not received notice that any Stockholder intends to exercise such rights.  The Company has not, and will not have, suffered or incurred any Liability or claim, loss, damage, deficiency, cost or expense relating to or arising out of the issuance or repurchase of any Company Capital Stock, or out of any Contracts relating thereto (including any amendment of the terms of any such Contract).  There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock.  Other than the Company Capital Stock set forth in Section 2.5(a), the Company has no other capital stock authorized, issued or outstanding.  True, correct and complete copies of all Contracts relating to any securities of the Company have been made available and such Contracts have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such Contracts from the forms thereof provided to Parent.

(d)    No bonds, debentures, notes or other Indebtedness of the Company (i) having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters related to the Company or on which stockholders may vote or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, in each case, are issued or outstanding.

(e)    Other than the Company Warrant and the Company Options, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock or other equity interests of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement and, except as expressly set forth in the Certificate of Incorporation, there are no other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. Other than this Agreement or as set forth in Section 2.5(e) of the Company Disclosure Schedule, there are no voting trusts, proxies, stockholder agreements or other agreements or understandings with respect to the voting stock or other equity interests of the Company, and there are no agreements to which the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock. As a result of the First Merger, Parent will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock, whether or not such shares of Company Capital Stock are outstanding.

(f)    There are no outstanding obligations of the Company (i) restricting the transfer of, (ii) relating to the voting of, or (iii) requiring the registration under any securities Law for sale of, any Company Capital Stock, or any other capital stock of, or other equity interests in, the Company.

(g)    No event has occurred, and no circumstance or condition exists, that has resulted in, or that would reasonably be expected to result in, and there is no basis for, any Liability of the Company to any current, former or alleged holder of securities of the Company in such Person’s capacity (or alleged capacity) as a holder of such securities, whether related to the Merger or otherwise.

(h)    The information contained in the Allocation Schedule will be true, correct and complete as of the Closing Date and the calculations performed to compute the information contained therein will be true and accurate and in accordance with applicable Laws, the terms of this Agreement, the Governing Documents and all other agreements and instruments among the Company and any of the Stockholders, and no Stockholder or Company Option Holder will be entitled to any amounts except as provided in the Allocation Schedule.

(i)    Neither Parent nor any Parent Related Person owns or, prior to the First Effective Time, will own (including through partnerships, intermediaries or other third parties) any stock of the Company.

SECTION 2.6    Company Subsidiaries. The Company does not own and has never owned any capital stock, equity or ownership interest, or other securities (or any interest convertible or exchangeable or exercisable for, any equity or ownership interest), whether direct or indirect, in any Person.

SECTION 2.7    Company Financial Statements; Internal Financial Controls.

(a)    Section 2.7(a) of the Company Disclosure Schedule sets forth a true and complete copy of the Company’s (i) unaudited balance sheets as of December 31, 2020 and December 31, 2019, and the related statements of income, cash flow and stockholders’ equity for the fiscal years ended December 31, 2020 and December 31, 2019; and (ii) unaudited balance sheet as of September 30, 2021, and the related unaudited statements of income, cash flow and stockholders’ equity for the three (3) months then ended March 31, 2021, June 30, 2021 and September 30, 2021 (the “Interim Financial Statements” and, together with the foregoing clause (i) of this Section 2.7(a), the “Financial Statements”).  The Financial Statements (1) were prepared in accordance with the accounting principles set forth on Section 2.7(c) of the Company Disclosure Schedule on a basis consistent with the past practices of the Company and on a consistent basis throughout the periods indicated and (2) were prepared on the basis of the Books and Records of the Company.  The Financial Statements:  (x) present fairly in all material respects the financial condition, operating results and cash flows of the Company as of the dates thereof or for the periods covered thereby (subject, in the case of the Interim Financial Statements, to the absence of footnotes and normal year-end adjustments (the effect of which, in each case, would not be material)) and (y) in the case of the Interim Financial Statements, include all year-end adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the financial condition of the Company and the results of the operations of the Company as of the dates thereof or for the periods covered thereby and which are not material in amount or significance in any individual case or in the aggregate.

(b)    The Books and Records of the Company (i) reflect all items of income and expense and all assets and liabilities required to be reflected therein on a basis consistent with the past practices of the Company; (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies; and (iii) have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements.

(c)    The Company maintains and has maintained for all periods reflected in the Financial Statements, proper and adequate internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations and (ii) transactions are recorded as necessary to permit preparation of the Financial Statements in accordance with the accounting principles set forth on Section 2.7(c) of the Company Disclosure Schedule. The Company has made available to Parent complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls. Since August 31, 2018, neither the Company nor, to the Knowledge of the Company, any Representative of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies, methods or controls of the Company.

(d)    The Company is not, and has never been, required to file any forms, reports or comment letter responses with the SEC.

(e)    The information set forth in the Closing Date Balance Sheet will be true, correct and complete as of immediately prior to the First Effective Time.

SECTION 2.8    No Undisclosed Liabilities. The Company does not have any Liabilities of any nature, except (a) those which are adequately reflected or reserved against in the Interim Financial Statements or (b) for Liabilities incurred since March 31, 2021 in the ordinary course of business, consistent with past practice, of the Company and which are not, individually or in the aggregate, material to the Company.

SECTION 2.9    Absence of Certain Changes or Events. Since December 31, 2020, (a) the Company has conducted its business only in the ordinary course and in a manner consistent with past practice; (b) there has not been any Effect that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect; and (c) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.1(b).

SECTION 2.10    Regulatory Matters.

(a)    The Company has filed with the applicable Governmental Entities (including the FDA or any other Governmental Entity performing functions similar to those performed by the FDA or otherwise having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, shipment, import, export or distribution of drugs or pharmaceutical products (such Governmental Entities, collectively, the “Specified Governmental Entities”)) all required filings, applications, notices, amendments, supplements, responses, declarations, listings, registrations, reports or submissions, including adverse event reports and responses to post-marketing commitments. All such filings, applications, notices, amendments, supplements, responses, declarations, listings, registrations, reports or submissions were in compliance in all material respects with applicable Laws when filed (or were corrected or supplemented by a subsequent submission), and no material deficiencies have been asserted by any Specified Governmental Entity with respect to any such filings, applications, declarations, listing, registrations, reports or submissions. The Company has not received any material FDA Form 483, Warning Letter, untitled letter, or other similar correspondence or notice from the FDA or any other Specified Governmental Entity alleging or asserting any material noncompliance with any applicable Laws or Company Permits, the subject matter of which remains unresolved.

(b)    Neither the Company nor any of its Affiliates, with respect to the Company’s business, is currently conducting or sponsoring, or has ever conducted or sponsored, any clinical studies, tests or trials, nor have any clinical studies, tests or trials been conducted or sponsored on behalf of the Company or any of its Affiliates related to any Company Product. Neither the Company nor any of its Affiliates have placed into commercial distribution, promoted, marketed, sold or delivered any Company Products.

(c)    The Company has not (i) made any untrue statement of a material fact or fraudulent statement to any Specified Governmental Entity; (ii) failed to disclose a material fact required to be disclosed to any Specified Governmental Entity; or (iii) committed any other act, made a statement or failed to make a statement that, at the time such disclosure was made, would provide a reasonable basis for the FDA or any other Specified Governmental Entity to invoke its policy regarding “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or other equivalent policy. The Company is not the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA pursuant to its policy regarding “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or by any other Specified Governmental Entity pursuant to an equivalent policy. None of the Company nor, to the Knowledge of the Company, any officers, employees, agents, consultants or clinical investigators of the Company has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (a) debarment under 21 U.S.C. Section 335a or any similar Law or (b) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law. No debarment or exclusionary claims, actions, proceedings or investigations are pending or, to the Knowledge of the Company, threatened against the Company or any of its officers, employees, agents, consultants or clinical investigators.

(d)    The Company is in compliance in all material respects and, since August 31, 2018, has been in compliance in all material respects with all healthcare laws and Device Regulatory Laws applicable to the operation of the Company’s business as currently conducted, including (i) any federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. Section 1320a-7(b)), the civil False Claims Act (31 U.S.C. Section 3729 et seq.) and the regulations promulgated pursuant to such statutes, and the Foreign Corrupt Practices Act (15 U.S.C. Section 78dd-1 et seq.); (ii) the Health Insurance Portability and Accountability (HIPAA) Act of 1996, the Health Information Technology for Economic and Clinical Health (HITECH) Act of 2009, and the regulations promulgated pursuant thereto; (iii) Laws which are cause for exclusion from any federal health care program; (iv) any applicable security and privacy standards regarding protection of health information; and (v) Laws relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any of the foregoing, by the Company. No enforcement, regulatory or administrative proceeding is pending or, to the Company’s Knowledge, has been threatened, against the Company under the FDCA, the Anti-Kickback Statute or similar Laws. Without limiting the generality of the foregoing, the Company is in compliance in all material respects and, since August 31, 2018, has been in compliance in all material respects, with all applicable Laws administered, issued or enforced by the FDA or any Specified Governmental Entity relating to the sourcing and procurement or the import of the raw materials for the Company Products and the methods and materials used in, and the facilities and controls used for, the design, manufacture, processing, packaging, labeling, storage, distribution and export of the Company Products and, since August 31, 2018, all such raw materials and all Company Products have been sourced, procured, processed, manufactured, packaged, labeled, stored, handled and distributed by the Company in compliance in all material respects with all applicable Laws, including Laws administered, issued or enforced by the FDA or any Specified Governmental Entity. Since August 31, 2018, the Company has maintained records relating to the development, manufacture, testing, storage, handling, labeling, packaging, sale, marketing, promotion, distribution, import, or export of the Company Products in compliance in all material respects with all applicable Laws, specifically all applicable Device Regulatory Laws.

(e)    The Company Products (or any component thereof) have not been recalled, withdrawn, suspended, discontinued or seized (whether voluntarily or otherwise) and to the Company’s Knowledge, there are no facts or circumstances that would reasonably be expected to give rise to any such recall, withdrawal, suspension, discontinuation or seizure. No Action seeking the recall, withdrawal, suspension, discontinuation or seizure of the Company Products or pre-market approvals or marketing authorizations is pending or, to the Company’s Knowledge, threatened against the Company.

(f)    To the Knowledge of the Company, there has been no adverse event reportable to the FDA or other Specified Governmental Entity with respect to the safety or efficacy of the Company Products. The Company has made available to Parent all material information about material adverse drug experiences (as defined in 21 C.F.R. 314.80) that (i) has been obtained or otherwise received by the Company from any source in the United States or outside of the United States as of the date hereof, including information derived from clinical investigations, surveillance studies or registries, reports in the scientific literature and unpublished scientific papers relating to any Company Product that is or has been manufactured, tested, distributed, held or marketed by or on behalf of the Company and (ii) the Company is required to track and document under applicable Laws.

(g)    The Company is not a party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Specified Governmental Entity.

SECTION 2.11    Taxes.

(a)    Tax Returns and Payments. All income and other material Tax Returns required to be filed by or on behalf of the Company with any Governmental Entity: (i) have been filed on or before the applicable due date (including any extensions of such due date); and (ii) have been accurately and completely prepared in all material respects in compliance with all applicable Laws. All material Taxes required to be paid by the Company have been or will be timely paid. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with an Law relating to any Tax, including any amendment thereof or attachment thereto.

(b)    Reserves for Payment of Taxes. The Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof.

(c)    Audits; Claims; Etc. The Company has not received from any Governmental Entity any: (i) written notice indicating an intent to open an audit or other review with respect to any material Taxes; (ii) request for information related to Tax matters; or (iii) written notice of deficiency or proposed Tax adjustment. No claim or legal proceeding is pending or has been threatened in writing against the Company in respect of any Tax. There are no Liens for Taxes upon any of the assets of the Company except Liens for current Taxes not yet due and payable or Taxes that are being contested in good faith (in either case, for which there are adequate accruals, in accordance with GAAP). The Company has not (A) filed an outstanding request for an extension of time within which to file any Tax Return, (B) executed a waiver or consent extending any statute of limitations for the assessment or collection of any Taxes which waiver or consent remains outstanding and no such waiver or consent is pending, (C) applied for a ruling relating to Taxes which will be binding on Parent or any of its Affiliates (including the Surviving Company) after the Closing Date, or (D) entered into a “closing agreement” as described in Section 7121 of the Code (or any comparable provisions of state, local or foreign Laws) with any Governmental Entity that will be binding on Parent or any of its Affiliates (including the Surviving Company) after the Closing Date. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

(d)    Legal Proceedings; Etc. There are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by the Company with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company with respect to which adequate reserves for payment have been established in accordance with GAAP).

(e)    Distributed Stock. In the past two (2) years, the Company has not distributed stock of another Person, and the Company has not had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(f)    280G; 404; 4999. There is no agreement, plan, arrangement or other Contract (i) covering any Employee that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 404 of the Code or that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(1) of the Code or (ii) by which the Company is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code. Section 2.11(f) of the Company Disclosure Schedule lists all persons who are “disqualified individuals” (within the meaning of Section 280G of the Code and the Treasury Regulations promulgated thereunder) as determined as of the date hereof.

(g)    Tax Indemnity Agreements; Etc. The Company is not and has never been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract, and after the Closing Date, the Company will not be bound by any such agreement or similar arrangement or have any liability thereunder for any amounts, in each case, other than any commercial Contracts with customers, vendors, lenders, lessors or the like, in each case entered into in the ordinary course of business and the principal purpose of which is not the allocation or sharing of Taxes. The Company does not have any liability for Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Laws), as a transferee or successor, by Contract, by operation of law or otherwise.

(h)    No Other Jurisdictions for Filing Tax Returns. No claim has ever been made in writing by a Governmental Entity in the past three (3) years in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(i)    Tax Shelters; Listed Transactions; Etc. The Company has not consummated or participated in, nor is the Company currently participating in, any transaction which was or is a “tax shelter” transaction as defined in Sections 6662 and 6111 of the Code and Treasury Regulations promulgated thereunder. The Company has not participated in, nor is currently participating in, a “Listed Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b) (or a corresponding or similar provision of state, local, or foreign Laws). The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign Laws).

(j)    Section 83(b). No Person holds shares of Company Common Stock that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

(k)    Withholding. The Company: (i) has complied in all material respects with all applicable Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign Law); (ii) has, within the time and in the manner prescribed by applicable Law, withheld from employee wages or consulting compensation and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all material Taxes required to be so withheld and paid over under all applicable Laws, including federal and state income and employment Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, and relevant non-U.S. income and employment Tax withholding Laws; and (iii) has timely filed all material withholding Tax Returns, for all periods.

(l)    Change in Accounting Methods; Closing Agreements; Etc. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the First Effective Time; (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed prior to the First Effective Time; (iii) installment sale or open transaction disposition made on or prior to the First Effective Time; or (iv) deferred income or prepaid amount received at or prior to the First Effective Time and outside of the ordinary course of business.

(m)    Consolidated Groups. The Company has never been a member of an affiliated, combined, consolidated or unified group (including within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return and has never been a party to any joint venture, partnership, or, to the Company’s Knowledge, other agreement that could be treated as a partnership for tax purposes.

(n)    Section 409A.

(i)    Each Company Employee Plan and Contract, agreement or arrangement between the Company or any ERISA Affiliate and any Employee, in each case, that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state law equivalent) and the regulations and guidance thereunder (“Section 409A”), if any, has been at all times since the Company’s incorporation in operational and documentary compliance with Section 409A. No nonqualified deferred compensation plan that was originally exempt from application of Section 409A has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time since the Company’s incorporation. No compensation shall be includable in the gross income of any Employee as a result of the operation of Section 409A with respect to any Company Employee Plan or other arrangements or agreements which is or has been in effect at any time prior to the First Effective Time. To the extent required, the Company has properly reported or withheld and remitted on amounts deferred under any nonqualified deferred compensation plan subject to Section 409A. There is no Contract, agreement, plan or arrangement to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Employee of the Company, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross-up payment to, or otherwise indemnify or reimburse, any Employee for Tax-related payments under Section 409A. There is no contract, agreement, plan or arrangement to which the Company is a party, including the provisions of this Agreement, which, individually or collectively, could give rise to a Parent, Company, Surviving Company, or Subsidiary Tax under Section 409A or that would give rise to an Employee Tax or Parent, Company, Surviving Company or Subsidiary reporting obligations under Section 409A.

(ii)    No Company Option or other stock right (as defined in U.S. Treasury Department regulation 1.409A-1(l)) (w) has an exercise price that was less than the fair market value of the underlying equity as of the date such option or right was granted, (x) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, (y) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A), or (z) has ever been accounted for other than in the Company’s financial statements provided to Parent.

SECTION 2.12    Real Property.

(a)    The Company does not own any real property, nor has the Company ever owned any real property.

(b)    Section 2.12(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of: (i) the street address or location of each parcel of Leased Real Property; (ii) the identity of the lessor, lessee, current occupant (if different from lessee) of each such parcel of Leased Real Property and any guarantor; and (iii) the current use of each such parcel of Leased Real Property. The Leased Real Property listed on Section 2.12(b) of the Company Disclosure Schedule represents all the real property used, occupied or held for use in the business of the Company. The Company has a valid leasehold interest in all the Leased Real Property, free and clear of all Liens, except for Permitted Liens. The Company does not owe brokerage commissions or finders’ fees with respect to any such Leased Real Property or would owe any such fees if any existing Lease Agreement were renewed pursuant to any renewal options contained in such Lease Agreements. All rent and other sums and charges currently due under all Lease Agreements have been paid or will be paid within the applicable notice and grace period. The rental payment amount set forth in each lease provided to the Company for the Leased Real Property is the actual rental payment amount being paid, and there are no separate agreements or understandings with respect to the same. No uncured default by the Company, or, to the Knowledge of the Company, by any landlord exists with respect to the Leased Real Property, and to the Knowledge of the Company, no event has occurred or condition exists, which, with the giving of notice or the lapse of time or both, would constitute such a default.

(c)    The Company has made available to Parent true and complete copies, for each parcel of Leased Real Property, of (i) all Leases and (ii) to the extent in the possession of the Company, all certificates of occupancy, environmental reports and audits, appraisals, permits and other documents relating to or otherwise affecting the Leased Real Property, the operations of the Company thereon or any other uses thereof. The Company is in peaceful and undisturbed possession of each parcel of the Leased Real Property, and there are no contractual or legal restrictions that preclude or restrict the ability to use the Leased Real Property for the purposes for which it is currently being used. The Company has not leased or subleased any parcel or any portion of any parcel of the Leased Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any Lease Agreement. The Company has performed all of its obligations under any termination agreements pursuant to which it has terminated any leases, subleases, licenses or other occupancy agreements for real property that are no longer in effect and has no continuing liability with respect to such terminated agreements.

(d)    To the Knowledge of the Company, there are no condemnation proceedings or eminent domain proceedings of any kind pending or threatened against any parcel of the Leased Real Property. To the Knowledge of the Company, there are no material latent defects or material adverse physical conditions affecting the Leased Real Property or any of the facilities, buildings, structures, erections, improvements, fixtures, fixed assets or personal property of a permanent nature annexed, affixed or attached to, located on or forming part of the Leased Real Property.

(e)    Neither the operation of the Company on the Leased Real Property, nor to the Knowledge of the Company, such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or statute relating to such Leased Real Property or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions.

SECTION 2.13    Tangible Property. The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business (the “Assets”). The Assets are not subject to any Liens other than Permitted Liens. Each item of material tangible personal property included in the Assets is in all material respects in good operating condition and state of repair (ordinary wear and tear excepted) and the Assets are in all material respects suitable for the purposes for which they are used and intended to be used. The Assets are sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted prior to the Closing, and constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted.

SECTION 2.14    Intellectual Property.

(a)    Company Registrations. Section 2.14(a) of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of all of the Company’s (i) Registered IP, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance and names of all current applicant(s) and registered owner(s), as applicable; (ii) material unregistered Intellectual Property; and (iii) material Licensed IP. All assignments of Intellectual Property to the Company are valid and enforceable and have been properly executed and recorded. To the Knowledge of the Company, all Registered IP contains patentable subject matter and all issuance, renewal, maintenance and other payments that are or have become due with respect to Registered IP have been timely paid by or on behalf of the Company. The Registered IP is (A) valid, subsisting and enforceable; (B) currently in compliance with any and all legal requirements necessary to maintain the validity and enforceability thereof; and (C) not subject to any outstanding judgment, order decree, legal proceeding, security interest or agreement adversely affecting the Company’s use thereof or rights thereto, or that would impair the validity or enforceability thereof.

(b)    Filings with Governmental Authorities.  Section 2.14(b) of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of all of the Company’s filings with Governmental Entities relating to all Company IP or the Company Products not otherwise captured by this Section 2.14(b).

(c)    Prosecution Matters. There are no inventorship challenges, inter partes review, opposition or nullity proceedings or interferences declared, commenced or provoked or, to the Knowledge of the Company, threatened, with respect to any Company IP. The Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all Intellectual Property applications filed by or on behalf of the Company and have made no material misrepresentation in such applications. The Company has no knowledge of any information that would preclude the Company from having clear title to the Company IP.

(d)    Ownership Free and Clear. The Company exclusively owns all right, title and interest to and in the Company IP free and clear of any Liens and of all licenses, including all Intellectual Property embodied by or relating to the Company Products (but excluding Licensed IP). Without limiting the generality of the foregoing:

(i)    all documents and instruments necessary to perfect the rights of the Company in any Registered IP have been validly executed, delivered and filed in a timely manner with the applicable Governmental Entity;

(ii)    each Employee who is or was involved in the authorship, invention, creation, conception, reduction to practice, improvement or development of any Intellectual Property for or on behalf of the Company (including current and former employees, agents and contractors) has entered into a valid, binding and enforceable written agreement (A) sufficient to irrevocably assign all right, title and interest in and to such Intellectual Property to the Company, (B) containing a waiver of moral rights to the extent not prohibited under applicable Laws, and (C) containing confidentiality provisions protecting the Company IP, with each such agreement substantially in the Company’s Standard Form IP Contract for employees (a copy of which has been made available to Parent (the “Employee Proprietary Information Agreement”)) or substantially in the Company’s Standard Form IP Contract for consultants or independent contractors (a copy of which has been made available to Parent (the “Consultant Proprietary Information Agreement”)), as the case may be;

(iii)    no Employee or former employer of any Employee has any claim, right or interest to or in any Company IP;

(iv)    the Company is not utilizing any Intellectual Property authored, invented, created, conceived or developed by any Employees or, to the Knowledge of the Company, Persons who the Company currently intends to hire, or any confidential information of any other Persons to which such Employees were exposed, prior to their employment by the Company;

(v)    no Employee is in breach of any Contract with any former employer or other Person concerning Intellectual Property or confidentiality or a covenant not to compete;

(vi)    no funding, facilities or personnel of any Governmental Entity, university, military, educational institution or research center were used to develop or create any Company IP;

(vii)    the Company has taken all necessary steps to maintain the confidentiality of all proprietary information held by the Company, or purported to be held by the Company, as a trade secret, including any confidential information or trade secrets provided to the Company by any Person under an obligation of confidentiality, and no such proprietary information has been authorized to be disclosed or has actually been disclosed to any Person other than pursuant to a valid written confidentiality Contract, that have not been breached, restricting the disclosure and use of such proprietary information;

(viii)    no Person that has licensed or provided Licensed IP to the Company has retained or obtained sole ownership of, or an exclusive license to, any Intellectual Property in any improvements or derivative works that are made solely by the Company, or jointly by the Company together with any other Person, under such license; and

(ix)    the Company owns or otherwise has, and after the Closing will continue to have, all Intellectual Property needed to conduct the business of such entity as currently conducted and currently planned by such entity to be conducted.

(e)    Effects of the Mergers. Each item of Company IP will be owned or available for use by Parent immediately following the Closing without any impairment and on the same terms and conditions as it was available to the Company immediately prior to the Closing. Neither the execution, delivery or performance of this Agreement or any Related Agreement nor the consummation of the Mergers or any of the other Transactions will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company IP; (ii) a security interest on or license to any Intellectual Property that is owned by or licensed to Parent or any of its Affiliates prior to the Closing; (iii) a breach of any Contract listed or required to be listed in Section 2.15(a)(xxi) and Section 2.15(a)(xxiv) of the Company Disclosure Schedule; (iv) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; (v) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or any Intellectual Property owned by, or licensed to, Parent; (vi) Parent or any of its Affiliates being bound by or subject to any non-compete or licensing obligation, covenant not to sue, or other restriction on the operation or scope of its business, which Parent or its Affiliates were not bound by or subject to prior to the Closing; or (vii) payment of any royalties, honoraria, fees or other license fees with respect to Intellectual Property of any other Person in excess of those payable by the Company in the absence of this Agreement or the Transactions.

(f)    No Third-Party Infringement of Company IP. To the Company’s Knowledge, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. The Company has not brought any actions or lawsuits alleging (i) infringement, misappropriation or other violation of any Company IP or (ii) breach of any license, sublicense or other agreement authorizing another party to use any Company IP, and, to the Knowledge of the Company, there do not exist any facts which could currently form the basis of any such action or lawsuit. The Company has not sent or received any correspondence concerning the infringement, misappropriation, or other violation of any Company IP. The Company has not entered into any agreement granting any Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, the Company IP.

(g)    Use of Licensed IP. All Intellectual Property that is used, held for use or practiced by the Company but are not owned or purported to be owned by the Company are validly licensed to the Company pursuant to: (i) a Licensed IP Contract set forth on Section 2.14(g) of the Company Disclosure Schedule (but specifically excluding generally commercially available off-the-shelf Software that has not been modified by or for the Company and is licensed to the Company for a one-time or annual fee of $10,000 or less); or (ii) each agreement, contract, assignment or other instrument pursuant to which the Company has obtained any joint or sole ownership interest in or to each item of Company IP. The Company has valid written licenses in respect of all Licensed IP of sufficient scope to permit the Company to conduct its business without infringing or violating the rights of any other Person. Neither the Company nor, to the Knowledge of the Company, any other Person, is in breach of any Licensed IP Contract. The use of the Licensed IP by the Company does not, and since August 31, 2018 has not, infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person.

(h)    Outbound IP Agreements. Section 2.14(h) of the Company Disclosure Schedule contains a complete and accurate list of each license, covenant or other agreement (including any options to license) pursuant to which the Company has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company IP. The Company has not agreed to indemnify any Person against any infringement, misappropriation or other violation of any Intellectual Property, except as set forth in the Contracts listed in Section 2.15(a) of the Company Disclosure Schedule. The Company is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(i)    No Infringement of Third-Party IP Rights. The Company is not infringing, misappropriating or otherwise violating, or has ever infringed, misappropriated or otherwise violated, any Intellectual Property of any other Person, and the conduct of the business of the Company, when conducted by the Company in substantially the same manner after the date hereof and by Parent after the Closing Date, will not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person (including patents issuing on patent applications filed as of the date hereof), violate any right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under any Law. The Company has not sent or received any correspondence concerning the infringement, misappropriation or other violation of any Intellectual Property of any third party by the Company. There are no legal proceedings pending or threatened against the Company relating to any of the foregoing, except as disclosed in the Company Disclosure Schedule, which lists any written complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by the Company alleging any such infringement, misappropriation or other violation by the Company and any request or demand for indemnification or defense received by the Company from any third party; and the Company shall provide to Parent copies of all such complaint, claims, notices, requests, demands or threats in its possession relating to any alleged or potential infringement, misappropriation or other violation.

(j)    Sufficiency of IP. The Company IP and the Licensed IP together constitute all of the Intellectual Property necessary and sufficient to operate the business of the Company as currently conducted and as proposed to be conducted.

(k)    Protection Measures. The Company has taken all reasonable measures necessary to protect the proprietary nature of each item of Company IP which is material to the Company, and to maintain in confidence all trade secrets and confidential information comprising a part of the Company IP. No confidential information or trade secrets comprising a part of the Company IP have been disclosed by the Company to any Person except pursuant to valid and appropriate non-disclosure or license agreements that have not been breached and, to the Knowledge of the Company, no Person has discovered or gained unauthorized access to any such confidential information or trade secrets. The Company has complied in all material respects with all applicable contractual and legal requirements, including all applicable Privacy Laws and the Company’s privacy policies, pertaining to information and data privacy and security and the processing, storing, collection, use, transfer, modification, destruction and disclosure of personal information. There have been no legal proceedings brought against the Company, and no notice made in writing to, or to the Knowledge of the Company, threatened against the Company relating to an improper use or disclosure of, or a breach in the security of, any such information. To the Knowledge of the Company, the Company is not the subject of any investigation by a Governmental Entity relating to any of the foregoing. There has been no unauthorized disclosure by the Company of any third-party proprietary or confidential information or personal information in the possession, custody or control of the Company.

SECTION 2.15    Material Contracts.

(a)    Section 2.15(a) of the Company Disclosure Schedule contains a complete list of the following types of Contracts in effect as of the date hereof, (x) to which the Company is a party, (y) by which the Company or any of its assets is or may become bound or under which the Company has, or may become subject to, any obligation, or (z) under which the Company has any right or interest (such Contracts as are required to be set forth in Section 2.15(a) of the Company Disclosure Schedule, the “Material Contracts”):

(i)    all Contracts for the purchase by the Company of equipment, materials (including raw materials), products, supplies or for the receipt of services, which involve, or is reasonably likely to involve, consideration or payments in excess of $50,000 in the aggregate during the year ended December 31, 2020 or December 31, 2021;

(ii)    all Contracts relating to Company Products containing terms addressing or relating to (A) product development, research services, pilot programs, clinical trials or other testing programs, including any material collaboration, joint development or other similar agreement; (B) the marketing, supply, manufacturing, distribution, commercialization, purchase or sale of the Company Products (including any sole source supply, co-promotion, sales representative, distribution, wholesaler, reseller or other similar agreement); or (C) the pricing or reimbursement terms for the Company Products, in each case, that does not otherwise constitute a Material Contract under another subclause of this Section 2.15(a);

(iii)    all Contracts that form or purport to form a partnership, joint venture or similar entity with a third party and any profit sharing, strategic alliance or similar Contracts involving the sharing of profits or expenses;

(iv)    all Contracts which grant any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any material assets or properties of the Company;

(v)    all mortgages, indentures, loans or credit agreements, security agreements or other Contracts relating to Indebtedness of the Company;

(vi)    all Contracts relating to the sale of Company Common Stock, Company Preferred Stock, Company Warrants, Company Convertible Notes or any other equity interests of the Company;

(vii)    all Contracts relating to rights and obligations of Stockholders to which the Company is a party, including any stockholder agreement, voting agreement, registration rights agreement, investors rights agreement or similar agreement;

(viii)    all Contracts that constitute a guaranty of any obligation of any Person;

(ix)    all Contracts that purport to bind or otherwise could bind Parent or any Affiliate of Parent (other than the Company) in any way;

(x)    all Contracts (A) with any Governmental Entity or (B) pursuant to which the Company provides products, services or other benefits that are used by any third party in satisfying such third party’s obligations under any Contract with any Governmental Entity;

(xi)    all Contracts that limit, or purport to limit (or that would purport to limit the freedom of Parent or any of its Affiliates), the ability of the Company or any of the Employees to compete in any line of business or with any Person or entity or in any geographic area or during any period of time, including any exclusivity obligations or restrictions or otherwise limiting the freedom or right of the Company to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person;

(xii)    all Contracts that contain any “most favored nation” terms or similar pricing arrangements, minimum purchase, “take or pay,” “requirements” provisions or similar obligations;

(xiii)    all Contracts that relate to the disposition by the Company of any asset or property that is material to the Company’s business, in each case other than dispositions of inventory in the ordinary course of business;

(xiv)    all Contracts for capital expenditures or the acquisition or construction of fixed assets involving future payments in excess of $50,000, in the aggregate;

(xv)    all Contracts pursuant to which the Company is required to make any loan, advance or capital contribution to any Person, or investment in any other Person, in each case in excess of $50,000;

(xvi)    all Contracts between or among the Company, on the one hand, and any of its Affiliates or any Interested Party, on the other hand;

(xvii)    all Contracts pursuant to which the Company is bound that includes a continuing indemnification, warranty, “earn out” or other contingent payment obligation;

(xviii)    all Contracts entered into after August 31, 2018 or not yet consummated, in each case for the acquisition or disposition, directly or indirectly (including by merger, consolidation, combination or amalgamation), of assets (other than assets purchased pursuant to capital expenditures) or capital stock or other equity interests of another Person;

(xix)    all Lease Agreements;

(xx)    all Contracts with an Employee, which is not cancellable without material penalty or without more than thirty (30) days’ notice;

(xxi)    all Contracts with a third party concerning the research, development or commercialization of Intellectual Property or with confidentiality, noncompetition or non-solicitation obligations;

(xxii)    all collectively bargained agreements or similar Contracts, including all Contracts with any union, works council, personnel delegates or similar labor entity, or specifically authorized employees;

(xxiii)    all Contracts that grant any severance or termination payments or benefits or post-termination payments (in cash or otherwise) to any Employee and all consulting or sales Contracts or commitments with a firm or other Person;

(xxiv)    all Company IP Contracts and all Contracts relating to the acquisition of any Company IP;

(xxv)    all Contracts imposing any restriction on the right or ability of the Company (or that would purport to limit the freedom of Parent or any of its Affiliates) to develop or license any Intellectual Property or solicit the employment of, or hire, any potential employees, consultants or independent contractors;

(xxvi)    all hedging, swap, derivative or similar Contracts; and

(xxvii)    all other Contracts, whether or not made in the ordinary course of business, which are material to the Company or the conduct of its businesses, or the absence of which would materially and adversely affect the ability of the Company to conduct its business.

(b)    The Company has made available to Parent true, correct and complete copies of all Material Contracts, including all amendments, waivers or changes thereto. Each Material Contract is in full force and effect and is a legal, valid and binding obligation of the Company and the other parties thereto, enforceable against the Company and, to the Company’s Knowledge, the other parties thereto in accordance with its terms, subject to the Enforceability Limitations. The Company has not violated or breached in any material respect, or is in default under, any Material Contract, and, to the Knowledge of the Company, no other party thereto has violated or breached, or is in default under, any such Material Contract. No event has occurred or not occurred through the Company’s action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, and no circumstance or condition exists, that (with or without notice or lapse of time or both) would, or would reasonably be expected to: (i) result in a violation or breach of any of the provisions of any Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel, terminate or modify any Material Contract. The Company has not received any claim or notice of breach or default, termination or cancellation under any Material Contract.

SECTION 2.16    Employee Benefit Plans.

(a)    No Person, other than an Employee, is or was a member or former member of any Company Employee Plan. None of the Company or any ERISA Affiliate has made any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement.

(b)    Section 2.16(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Employee Agreement and Company Employee Plan maintained, established or sponsored by the Company, or that the Company participates in, contributes to, or is required to contribute to, whether funded or unfunded, whether or not tax qualified and whether or not subject to ERISA.  The Company has made available (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement, including all amendments thereto and all related trust documents and all related management and/or monitoring, information documents, and/or records required by Laws; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (v) all material written agreements and contracts relating to each Company Employee Plan and Employee Agreement, including administrative service agreements and group or other insurance contracts; (vi) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plan and any Employee Agreement or proposed Employee Agreement, in each case, relating to any amendments, terminations, establishments, increases or decreases in compensation benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (vii) all correspondence and/or notifications to or from any governmental agency or administrative service relating to any Company Employee Plan or Employee Agreement; (viii) all privacy notices under HIPAA and all Business Associate Agreements to the extent required under HIPAA; and (ix) the most recent IRS determination, opinion, notification or advisory letters issued with respect to each Company Employee Plan.  There is no fact, condition, or circumstance since the date the documents were made available in accordance with this Section 2.16(b) which would materially affect the information contained therein, and in particular, and without limiting the generality of the foregoing, no promises or commitments have been made to amend any Company Employee Plan or Employee Agreement or to provide increased or improved benefits thereunder or accelerate vesting or funding thereunder.  No verbal promises or representations have been made to any Employees to increase their compensation or to continue their employment for any specific duration.

(c)    The Company and its ERISA Affiliates (i) have performed all obligations required to be performed by them under, and are in compliance with, the requirements prescribed by any and all applicable statutory or regulatory Laws; (ii) are not in default or violation of, and the Company has no Knowledge of any default or violation by any other party to, any Company Employee Plan or Employee Agreement; and (iii) each Company Employee Plan and Employee Agreement has been established and maintained in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including ERISA and the Code. No Company Employee Plan is or has ever been a plan or arrangement that is, or intended to be, qualified under Section 401(a) of the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no actions, suits or claims pending or threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the First Effective Time in accordance with its terms, without liability to Parent, the Company or any ERISA Affiliate (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under Company Employee Plans prior to the First Effective Time). There are no audits, inquiries or proceedings pending or threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. None of the Company or any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and its ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan and/or pursuant to applicable Laws.

(d)    The Company is not delinquent in payments to any of its Employees for any wages, salaries, commissions, bonuses or other direct compensation for any service performed for it to the Closing Date or amounts required to be reimbursed to such Employees. The Company is in compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Closing Date, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(e)    None of the Company or any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to or had any liability with respect to any Pension Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(f)    None of the Company or any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to or had any liability with respect to any self-insured plan that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(g)    At no time has the Company or any ERISA Affiliate contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). None of the Company or any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code, a “funded welfare plan” within the meaning of Section 419 of the Code, or a Multiple Employer Welfare Arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA).

(h)    No Company Employee Plan or Employee Agreement provides, or reflects or represents any liability to provide, post-termination or retiree or post-employment life insurance, health or other employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable Laws, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by statute or other applicable Laws.

(i)    The Company has at all times complied in all material respects with the FFCRA, the CARES Act, the Centers for Disease Control and Prevention guidelines, the Occupational Safety and Health Administration and U.S. Department of Labor guidelines, rules and regulations and all other federal, state, local and foreign Laws, executive ordinances, regulations, and guidelines regarding COVID-19 and infectious diseases, business closures and re-openings, stay at home requirements, employee testing and screening, social distancing and safety requirements, paid and unpaid leave, unemployment compensation, occupational health and safety and the handling of positive COVID-19 cases (including any confidentiality obligations and privacy Laws applicable to personal or health related information), including all COVID-19 Measures. Except as set forth on Section 2.16(j) of the Company Disclosure Schedule, the Company has not, in response to COVID-19, furloughed or otherwise temporarily laid-off any employee of the Company, terminated the employment or service of any Employee, reduced hours, wages or benefits of any Employee or provided written notice of any intent to do any of the foregoing.

(j)    Neither the execution and delivery of this Agreement nor the consummation of the Mergers or the other Transactions (alone or in connection with additional or subsequent events) or any termination of employment or service in connection therewith will (i) result in any payment or benefit (including severance, golden parachute, bonus or otherwise) becoming due to any Employee, (ii) result in any forgiveness of Indebtedness, (iii) increase any payments or benefits otherwise payable or to be provided by the Company, or (iv) result in the acceleration of the time of payment or vesting of any such payments or benefits, except as required under Section 411(d)(3) of the Code.

SECTION 2.17    Employment Matters.

(a)    The Company is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, termination of employment, employment practices, terms and conditions of employment, worker classification, tax withholding, social security contributions withholding, prohibited discrimination, working time, employee representation, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (ii) is not liable for any arrears of wages, severance pay or any Taxes or social security contributions or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). All Employees characterized and treated by the Company as independent contractors or consultants are properly treated as independent contractors under all applicable laws and all Employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, and none of the Company or any ERISA Affiliate has direct or indirect liability with respect to any misclassification of any person as an independent contractor, intern and/or temporary worker rather than as an employee, with respect to any employee leased from another employer or with respect to any employee currently or formerly classified as exempt from overtime wages. There are no material actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against the Company or Employees relating to any Employee, Employee Agreement or Company Employee Plan. There are no pending or threatened or reasonably anticipated claims or actions against the Company or any trustee under any worker’s compensation policy or long-term disability policy of the Company. The Company is not party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. The services provided by each of the Company’s and its ERISA Affiliates’ Employees are terminable at the will of the Company and its ERISA Affiliates, and any such termination would result in no liability to the Company or any ERISA Affiliate (other than ordinary administration expenses or with respect to benefits, other than bonuses, commissions or amounts under other compensation plans, that were previously earned, vested or accrued under Company Employee Plans prior to the First Effective Time).

(b)    No strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage or labor strike against the Company is pending, or to the Knowledge of the Company, threatened, or reasonably anticipated. The Company has no Knowledge of any activities or proceedings of any labor union to organize any Employees. There are no Actions, labor disputes or grievances pending or threatened or reasonably anticipated relating to any labor matters involving any Employee, including charges of unfair labor practices. The Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act or similar Law. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement, works council, union or similar contract with respect to Employees and no such agreement is being negotiated by the Company.

(c)    The Company has not in the last three (3) years conducted a “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

(d)    To the Knowledge of the Company, no stockholder, director, officer, Employee or consultant of the Company is obligated under any Contract, or is subject to any judgment, decree, or order of any court or administrative agency, that would interfere with such Person’s efforts to carry out their functions to promote the interests of the Company or that would interfere with the Company’s business. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business as currently conducted or proposed to be conducted nor any activity of such officers, directors, Employees or consultants in connection with the carrying on of the Company’s business as currently conducted or currently proposed to be conducted will, to the Knowledge of the Company, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contract under which any of such officers, directors, Employees, or consultants is now bound.

SECTION 2.18    Litigation. There is no, and since August 31, 2018 there has not been any, Action of any nature pending, or to the Knowledge of the Company, threatened, against the Company, its properties or assets (tangible or intangible) or any of its officers or directors (in their capacities as such). No Person has at any time challenged or questioned in writing the legal right of the Company to conduct its operations as currently or previously conducted. There is no Action of any nature pending, or to the Knowledge of the Company, threatened, against any Person who has a contractual right or a right pursuant to applicable Laws to indemnification from the Company related to facts and circumstances existing prior to the First Effective Time, nor is there any reasonable basis therefor.

SECTION 2.19    Compliance with Laws; Permits.

(a)    The Company, the operation of its business and its use and ownership of its assets are, and since August 31, 2018 have been, in compliance in all material respects with all applicable Laws, Governmental Orders, and settlement agreements entered by or with any Governmental Entity. There are no pending, or to the Knowledge of the Company, threatened, violations of any Law, Governmental Order or settlement agreement entered by or with any Governmental Entity alleged against the Company by any Governmental Entity or other Person, and the Company has not received any written notice since August 31, 2018, nor, to the Knowledge of the Company, are there any facts or circumstances that would be reasonably expected to result in the receipt of any written notice, from any Governmental Entity or other Person with respect to the Company’s operation of its business or the ownership or use of any of its assets claiming any violation or alleged violation of any Law, Governmental Order or settlement agreement entered by or with any Governmental Entity.

(b)    The Company is in possession of all Company Permits, except for any Company Permits that would not, individually or in the aggregate, be material to the Company. No suspension, revocation, withdrawal, cancellation or modification of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. All Company Permits are valid and in full force and effect, and none of the Company Permits is subject to any term, provision, condition or limitation which may adversely change or terminate such Company Permits by virtue of the completion of the Mergers. The Company is, and since August 31, 2018 has been, in compliance with the terms, requirements and conditions of the Company Permits.

(c)    The Company has at all times conducted its export and re-export transactions in accordance in all material respects with (x) all applicable U.S. export and re-export control Laws, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations maintained by the Department of State, and (y) all other applicable import/export controls in each of the other countries in which the Company conducts business. Without limiting the foregoing, (i) the Company has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Governmental Orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) the Company is in compliance with the terms of all applicable Export Approvals; (iii) there are no pending, or to the Company’s Knowledge, threatened, claims against the Company with respect to such Export Approvals or export or re-export transactions; and (iv) no Export Approvals for the transfer of export licenses to Parent or the Surviving Company are required, or if required, such Export Approvals can be obtained expeditiously without material cost.

(d)    None of the Company, any director, officer or employee, or to the Company’s Knowledge, any distributor, reseller, consultant, agent or other third party acting on behalf of the Company has provided, attempted to provide, or authorized the provision of anything of value (including payments, meals, entertainment, travel expenses or accommodations, or gifts), directly or indirectly, to any person, including a “foreign official”, as defined by the Foreign Corrupt Practices Act (“FCPA”), which includes employees or officials working for state-owned or controlled entities, a foreign political party or candidate, any individual employed by or working on behalf of a public international organization, or any other person, for the purpose of (i) obtaining or retaining business; (ii) influencing any act or decision of a foreign government official in their official capacity; (iii) inducing a foreign government official to do or omit to do any act in violation of their lawful duties; (iv) directing business to another; or (v) securing any advantage in violation of the FCPA or United Kingdom Bribery Act of 2010 (“UKBA”) or any applicable local, domestic, or international anticorruption laws. Neither the Company nor any director, officer, employee or agent of the Company has used any corporate funds to maintain any off-the-books funds or engage in any off-the-books transactions nor has any of the before-stated parties falsified any documents of the Company. None of the Company’s current or former directors, officers, employees or consultants is currently an officer, agent or employee of a Governmental Entity. The Company has not made any provisions to any person (including foreign government officials) that would constitute an improper rebate, commercial bribe, influence payment, extortion, kickback, or other improper payment in violation of the FCPA, UKBA, or any other applicable anticorruption law. The Company maintains sufficient internal controls and compliance programs to detect and prevent violations of anticorruption laws (including the FCPA and UKBA), ensure its books and records are accurately maintained, and track any payments made to third parties and foreign government officials. The Company has not conducted any internal or government-initiated investigation, or made a voluntary, directed, or involuntary disclosure to any governmental body or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any anticorruption law, including the FCPA and UKBA. Upon request, the Company agrees to provide Parent with anticorruption law certifications.

SECTION 2.20    Environmental Matters. The Company has complied in all material respects with all applicable Environmental Laws. There is no pending or, to the Knowledge of the Company, threatened Action, written notice of violation, formal administrative proceeding, or, to the Knowledge of the Company, investigation, inquiry or information request, relating to any Environmental Law involving the Company. The Company has no Liabilities arising from the release or threatened release of any Materials of Environmental Concern into the environment. The Company is not a party to or bound by any court order, administrative order, consent order or other Contract entered into in connection with any legal obligation or Liability arising under any Environmental Law. The Company is not aware of any environmental Liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company.

SECTION 2.21    Interested Party Transactions. No officer, director (or any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest or is otherwise affiliated with) or, any other stockholder or employee of the Company (nor any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest or is otherwise affiliated with) (each, an “Interested Party”), has or has had, directly or indirectly, (i) any interest in any Person which furnished or sold, or furnishes or sells, services, products, or Intellectual Property that the Company furnishes or sells, or proposes to furnish or sell; (ii) any interest in any Person that purchases from, or sells or furnishes to, the Company, any goods or services; or (iii) any interest in, or is a party to, any Contract to which the Company is a party, other than employment arrangements between the Company and such Interested Party that have been made available to Parent; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 2.21.  The Company is not indebted, directly or indirectly, to an Interested Party.  There are no Contracts with regard to contribution or indemnification between or among any of the Stockholders.  All transactions pursuant to which any Interested Party has purchased, licensed, received, obtained, accessed or otherwise acquired any services, products, or Intellectual Property from, or sold, licensed, distributed, provided or otherwise made available any services, products, or Intellectual Property to, the Company have been on an arm’s-length basis on terms no less favorable to the Company than would be available from an unaffiliated party.

SECTION 2.22    Certain Business Relationships With Affiliates. Except as set forth in Section 2.22 of the Company Disclosure Schedule, no Affiliate of the Company (a) owns any property or right, tangible or intangible, which is used in the current activities of the Company, or (b) has any claim or cause of action against the Company, or (c) owes any money to, or is owed any money by, the Company. There have not been any commercial transactions or relationships between the Company and any Affiliate thereof which occurred or have existed since the Company’s inception.

SECTION 2.23    Certain Information. Except as expressly set forth in this Agreement, no representation or warranty of any kind, express or implied, has been made by Parent, or any other Person, with respect to the risks or consequences of an investment in Parent, and the Stockholders and Company Option Holders have not relied on any such representation or warranty. Without limiting the generality of the foregoing, neither Parent nor any officer, director or other representative of Parent has made any representation or warranty, express or implied, with respect to any business plan, presentation, projection, estimate or budget delivered to or made available to any Stockholder or Company Option Holders with respect to future results of operations, future financial condition or the future business and operations of Parent or its Subsidiaries, and the Stockholders or Company Option Holders have not relied on any such representation or warranty.

SECTION 2.24    Insurance. Section 2.24 of the Company Disclosure Schedule sets forth a complete and correct list of all material insurance policies and fidelity bonds covering the assets, business, operations, employees, officers and directors, as applicable, of the Company (each, a “Company Policy”, and collectively, the “Company Policies”). There is no claim by the Company or any ERISA Affiliate pending under any of Company Policies as to which coverage has been questioned, denied or disputed or that the Company or any ERISA Affiliate has a reason to believe will be denied or disputed by the underwriters of such Company Policies. There is no pending claim of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the applicable limits of the Company Policies. All premiums due and payable under all the Company Policies have been paid (or if installment payments are due, will be paid if incurred prior to the First Effective Time), and the Company and its ERISA Affiliates are otherwise in material compliance with the terms of the Company Policies. The Company Policies (or other policies and bonds providing substantially similar coverage) have been in effect since the Company’s inception and remain in full force and effect. To the Knowledge of the Company, the Company does not have any knowledge or reasonable belief of threatened termination of, or premium increase with respect to, any Company Policies. None of the Company or any Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

SECTION 2.25    Books and Records. The minute books of the Company have been made available, are complete and up-to-date, and have been maintained in accordance with sound and prudent business practice. The minutes of the Company contain true, correct and complete records of all actions taken, and summaries of all meetings held, by its stockholders and the Company Board of Directors (and any committees thereof) since the time of incorporation of the Company. The Company has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, tax records and related work papers and other books and records (collectively, the “Books and Records”) that are true, correct and complete in all material respects and accurately and fairly reflect, in all material respects, the business activities of the Company. The Company has not engaged in any material transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. At the Closing, all the minute books and other Books and Records will be in the possession of the Company.

SECTION 2.26    Accounts Receivable and Accounts Payable. The Company does not have any accounts or notes receivable or any accounts or notes payable.

SECTION 2.27    Brokers. Except as set forth in Section 2.27 of the Company Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2

As an inducement to the Company to enter into this Agreement, except as (x) disclosed in any Parent SEC Documents filed or furnished by Parent with the SEC since January 1, 2019 and publicly available prior to the date hereof (including any exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward-looking disclosures contained under the captions “risk factors,” or “forward-looking statements” or (y) as set forth in the corresponding Section of the Parent Disclosure Schedule (with specific reference to the particular Section of this Agreement to which the information in the Parent Disclosure Schedule relates, it being agreed that disclosure of any item in any Section of the Parent Disclosure Schedule shall be deemed disclosed with respect to any other Section of this Agreement to which the applicability of such item is reasonably apparent on the face of such disclosure), Parent, Merger Sub 1 and Merger Sub 2 hereby, jointly and severally, represent and warrant to the Company as of the date hereof and as of the Closing Date that:

SECTION 3.1    Organization and Standing. Each of Parent, Merger Sub 1 and Merger Sub 2 is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent, Merger Sub 1 and Merger Sub 2 has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to conduct its business as it is currently being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay the consummation of the Mergers or otherwise prevent Parent, Merger Sub 1 or Merger Sub 2 from performing its obligations under this Agreement.

SECTION 3.2    Authority and Enforceability. Each of Parent, Merger Sub 1 and Merger Sub 2 has all requisite corporate power and authority to execute and deliver this Agreement and any Related Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Mergers and the other Transactions. The execution and delivery by each of Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and any Related Agreements to which it is a party, the performance by Parent, Merger Sub 1 and Merger Sub 2 of their obligations hereunder and thereunder and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the Mergers and the other Transactions have been duly authorized by all necessary corporate and other action on the part of Parent, Merger Sub 1 and Merger Sub 2, and no other corporate proceedings on the part of Parent, Merger Sub 1 and Merger Sub 2 are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Mergers, the filing and recordation of the First Certificate of Merger and the Second Certificate of Merger as required by the DGCL). This Agreement and any Related Agreements to which each of Parent, Merger Sub 1 and Merger Sub 2 is a party have been duly executed and delivered by Parent, Merger Sub 1 and Merger Sub 2 and (assuming due authorization, execution and delivery by the other parties hereto and thereto) constitute the legal, valid and binding obligations of Parent, Merger Sub 1 and Merger Sub 2, enforceable against each of Parent, Merger Sub 1 and Merger Sub 2 in accordance with their terms, subject to the Enforceability Limitations.

SECTION 3.3    No Conflict; Governmental Approvals and Consents.

(a)    The execution and delivery by each of Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and any Related Agreements to which it is a party do not, and the performance by each of Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and any Related Agreements to which it is a party, and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the Mergers and the other Transactions, will not, (i) conflict with or violate the organizational documents of either Parent, Merger Sub 1 or Merger Sub 2; (ii) conflict with or violate any Law applicable to Parent, Merger Sub 1 or Merger Sub 2 or by which any property or asset of either of them is bound; or (iii) violate, conflict with, require consent under, result in any breach of, result in any loss of any benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent, Merger Sub 1 or Merger Sub 2 pursuant to, any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, sublease or other occupancy document, permit or other instrument or obligation to which Parent, Merger Sub 1 or Merger Sub 2 is a party or by which Parent, Merger Sub 1 or Merger Sub 2 or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay Parent, Merger Sub 1 or Merger Sub 2 from performing its obligations under this Agreement, or which would not be reasonably expected to be material to Parent, Merger Sub 1 and Merger Sub 2, taken as a whole.

(b)    No consent, waiver, approval, Governmental Order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Merger Sub 1 or Merger Sub 2 in connection with the execution and delivery by each of Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and any Related Agreements to which it is a party, the performance by Parent, Merger Sub 1 and Merger Sub 2 of their obligations hereunder and thereunder and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the Mergers and the other Transactions, except for (i) such consents, waivers, approvals, Governmental Orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and state “blue sky” laws; (ii) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under any applicable antitrust or merger control Laws; (iii) the filing of the First Certificate of Merger and Second Certificate of Merger with the Secretary of State of the State of Delaware; and (iv) such other consents, waivers, approvals, Governmental Orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not materially impair Parent’s ability to consummate the Mergers.

SECTION 3.4    Operations of Merger Sub 1 and Merger Sub 2. Merger Sub 1 is a corporation and Merger Sub 2 is a disregarded entity for U.S. federal income Tax purposes. Each of Merger Sub 1 and Merger Sub 2 will be a wholly-owned direct Subsidiary of Parent immediately prior to the First Effective Time. Merger Sub 1 was formed solely for the purpose of engaging in a transaction similar to the transactions contemplated by this Agreement and, since its formation, Merger Sub 1 has not and, as of the First Effective Time, will not have, (a) carried on any business, (b) conducted any operations, (c) incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto, (d) owned any assets (other than assets with nominal value contributed upon its formation and assets that are part of the consideration that will be distributed in the First Merger), or (e) issued any stock or other equity interests to any Person other than Parent. Merger Sub 2 was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, since its formation, Merger Sub 2 has not and, as of the First Effective Time, will not have, (i) carried on any business, (ii) conducted any operations, (iii) incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto, (iv) owned any assets (other than assets with nominal value contributed upon its formation and assets that are part of the consideration for the Second Merger), or (v) issued any stock or other equity interests to any Person other than Parent. The Surviving Company will be a wholly-owned direct Subsidiary of Parent immediately after the Second Effective Time.

SECTION 3.5    Merger Consideration. The Parent Common Stock to be issued by Parent as part of the Merger Consideration has been duly authorized, and upon consummation of the First Merger and the issuance of such shares of Parent Common Stock pursuant to and in accordance with the terms hereof, will be validly issued, fully paid and non-assessable.

SECTION 3.6    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent, Merger Sub 1 or Merger Sub 2.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS
DURING PENDENCY OF THE MERGERS

SECTION 4.1    Conduct of Business by the Company Pending the Mergers.

(a)    During the period from the date of this Agreement and continuing until the earlier of the valid termination of this Agreement pursuant to Section 9.1 or the First Effective Time, the Company agrees that, except (i) as set forth in Section 4.1(a) of the Company Disclosure Schedule, (ii) as expressly contemplated by any other provision of this Agreement or (iii) with the prior written consent of Parent, the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice, and, except as otherwise prohibited pursuant to Section 4.1(b), the Company shall use its reasonable best efforts to (A) preserve substantially intact its business organization, (B) keep available the services of, and not give notice of revocation or termination to any of, its current officers, Employees and consultants, (C) maintain its Intellectual Property and (D) maintain and preserve intact its current relationships with customers, suppliers, distributors, creditors and other Persons with which the Company has significant business relations.

(b)    In furtherance, and not in limitation, of Section 4.1, during the period from the date of this Agreement and continuing until the earlier of the valid termination of this Agreement pursuant to Section 9.1 or the First Effective Time, except (A) as set forth in Section 4.1(b) of the Company Disclosure Schedule, (B) as expressly contemplated by any other provision of this Agreement or (C) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, directly or indirectly, do, or propose to do, any of the following:

(i)    modify, amend or otherwise change the Governing Documents of the Company, except for amending the Certificate of Incorporation as set forth in Exhibit H;

(ii)    (A) issue, grant, sell, pledge or dispose of, (B) grant any Liens on or permit any Liens to exist on, or (C) authorize the issuance, grant, sale, pledge or disposition of, or granting or placing of any Liens on, any shares of any class or series of Company Capital Stock or other equity interests of the Company, or options, restricted stock units or other equity-based awards (whether payable in cash, stock or otherwise), or any securities convertible into, exercisable or exchangeable for, or subscriptions, warrants, options or other rights of any kind to acquire, or other agreements or commitments of any character obligating the Company to issue or purchase, any such shares, interests or other convertible securities;

(iii)    declare, set aside, or pay any dividends on or make any other distributions (whether payable in cash, stock or otherwise) in respect of any Company Capital Stock, or split, reduce, subdivide, combine or reclassify any Company Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (or options, warrants or other rights convertible into, exercisable or exchangeable for Company Common Stock);

(iv)    enter into any agreement and arrangement with respect to voting or registration of, or file any registration statement (including any registration statement in draft form or that is confidentially submitted) with the SEC with respect to, any Company Capital Stock or other equity interests or any other securities;

(v)    form, or enter into any commitment to form, a Subsidiary, or acquire (including by merger, consolidation or acquisition of stock or assets or any other business combination), or enter into any commitment to acquire, any Person or other business entity or any division thereof or any assets (other than assets purchased under ordinary course agreements with suppliers);

(vi)    (A) sell, pledge or dispose of, (B) grant any Liens on or permit any Liens to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of any Liens on, any material assets of any of the Company; or effect any sale (whether by merger, sale of assets, sale of equity or otherwise) of the business of the Company or the Company or of all or substantially all of its assets;

(vii)    authorize, make or agree to make any capital expenditure or commitment exceeding $25,000 individually or $50,000 in the aggregate;

(viii)    modify or remove any Company Privacy Policy, or publish or make available any new Company Privacy Policy;

(ix)    enter into any agreement, contract or commitment for the (A) sale, lease, license or transfer of any Company IP or any agreement, contract or commitment or modification or amendment to any agreement with respect to Company IP with any Person, except in connection with the provision of products and services to customers in the ordinary course of business consistent with past practice, (B) purchase or license of any Intellectual Property or execution, modification or amendment of any agreement with respect to the Intellectual Property of any Person, or (C) change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property to the Company;

(x)    engage in any activity that will result or would be reasonably expected to result in noncompliance with any applicable Laws administered or issued by the FDA or any similar Governmental Entity, including the FDCA and all other Laws regarding developing, testing, labeling, manufacturing, storing, marketing, promoting, selling, commercializing, shipping, importing, exporting or distributing Company Products.

(xi)    propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(xii)    incur any Indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or amend the terms of any outstanding loan agreement, or make any loans or advances or capital contribution to, or investment in, any Person;

(xiii)    commence or settle any Action by or against the Company or relating to its business, properties or assets;

(xiv)    adopt or change the accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by GAAP;

(xv)    make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, make or request any Tax ruling, enter into any Tax sharing or similar agreement or arrangement, enter into any transactions giving rise to deferred gain or loss, amend any Tax Return or file any income Tax Return (including any estimated Tax Return) or other material Tax Return;

(xvi)    adopt, amend or terminate, or start a termination process of, any Company Employee Plan or any Employee Agreement, including any indemnification agreement;

(xvii)    hire any employees (A) at the executive level or higher, or (B) other than in the ordinary course of business consistent with past practice, other Employees; provided, however, that equity and equity-based awards (whether payable in cash, stock or otherwise) may not be offered in connection with any such hiring;

(xviii)    increase or make any other change that would result in increased cost to the Company with respect to the salary, wage rate, incentive compensation opportunity, employment status, title or other compensation (including equity-based compensation or benefits) payable or to become payable by the Company to any Employee;

(xix)    make any declaration, payment, commitment or obligation of any kind for the payment (whether payable in cash, stock or otherwise) of a severance payment or other change in control payment, retention or termination payment, bonus, special remuneration or other additional salary or compensation (including equity-based compensation) to any Employee, except (A) severance, change in control, or similar payments made pursuant to written agreements existing on the date of this Agreement and disclosed in Section 2.16(j) of the Company Disclosure Schedule in accordance with their terms as in effect as of the date hereof, and (B) annual bonus payments made in the ordinary course of business consistent with past practice in connection with the Company’s customary performance review procedures;

(xx)    terminate any Employees or otherwise cause any Employees to resign, in each case other than (A) in the ordinary course of business consistent with past practice or (B) for cause or poor performance (documented in accordance with the Company’s past practices);

(xxi)    take any action to accelerate the vesting or payment of, or otherwise modify, the terms of or accelerate the vesting or payment of, any compensation to any Employee;

(xxii)    terminate, cancel, materially amend or modify, let lapse or fail to renew any insurance policy maintained by the Company unless such policy is replaced by a reasonably comparable policy;

(xxiii)    send any written communications (including electronic communications) to Employees regarding this Agreement or the Transactions or make any representations or issue any communications to Employees that, in each case, are inconsistent with this Agreement or the Transactions, including any representations regarding offers of employment from Parent or a Subsidiary of Parent;

(xxiv)    enter into any Material Contract other than in the ordinary course of business consistent with past practice, or amend, modify or consent to the termination of any Material Contract or any of the Company’s rights thereunder (including any waiver or modification of prepayment obligations of customers thereunder, but not including the expiration of a Material Contract), or enter into any agreement that would have been required to be scheduled pursuant to Section 2.15;

(xxv)    voluntarily terminate or modify or waive any material right under any Company Permit;

(xxvi)    convene any special meeting (or any adjournment or postponement thereof) of the Stockholders other than the Company Stockholder’s Meeting;

(xxvii)    cancel or forgive any debts or claims;

(xxviii)     (A) defer payment of any accounts payable, if any, or (B) accelerate, or offer any discount, accommodation or other concession in order to accelerate or induce the collection of, any accounts receivable, if any; or

(xxix)     announce an intention, enter into any formal or informal agreement or otherwise commit, authorize or agree, in writing or otherwise, to do any of the foregoing or take any of the foregoing actions.

ARTICLE V
ADDITIONAL AGREEMENTS

SECTION 5.1    Access to Information. The Company shall afford Parent and its Representatives reasonable access (including electronic access, to the extent available, and the right to make legible photocopies) to during the period from the date hereof and prior to the First Effective Time to (a) all of the properties, offices, Books and Records of the Company, including all Company IP, (b) all other information concerning the business, properties and personnel, including additional financial and operating data, of the Company as Parent may reasonably request (subject to restrictions imposed by applicable Law), and (c) all Employees of the Company as identified by Parent. The Company agrees to provide to Parent and its accountants, counsel and other Representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request.

SECTION 5.2    Non-Solicitation of Competing Acquisition Proposals.

(a)    Commencing on the date hereof and continuing at all times until the earlier to occur of the First Effective Time and the valid termination of this Agreement pursuant to the provisions of Section 9.1, the Company shall not, and shall cause its Representatives not to, directly or indirectly (i) solicit, initiate, consider, encourage, promote, recommend, approve, agree to, accept or support any inquiry or proposal that could reasonably be expected to lead to any approaches, understandings, agreements, proposals or offers (including any letter of intent, term sheet or other similar document) from; (ii) furnish or make available any non-public information regarding the Company or any of its Affiliates (other than in connection with the sale of products and services in the ordinary course of business consistent with past practice or license of intellectual property in connection therewith) to; (iii) enter into, continue or otherwise participate in any discussions, conversations, negotiations or other communications with, or otherwise cooperate in any way with, in each case, any Person or group of Persons (other than Parent and its Representatives acting in their capacities as such) (each, a “Third Party”) regarding an Alternative Transaction; or (iv) enter into any Alternative Acquisition Agreement.

(b)    The Company agrees that between the date of this Agreement and the earlier to occur of the First Effective Time and the termination of this Agreement in accordance with Section 9.1, the Company shall immediately notify Parent of any Alternative Transaction or any request for disclosure of information or access of the type referenced in clause (ii) of Section 5.2(a) and indicate in reasonable detail the terms and conditions of such Alternative Transaction (including a copy of any written material and electronic communications received from such Third Party) and the identity of the Person making such Alternative Transaction.  The Company shall keep Parent informed on a reasonably current basis in all material respects of the status and details (including material amendments or proposed amendments) of any such Alternative Transaction.

(c)    The Company agrees that between the date of this Agreement and the earlier to occur of the First Effective Time and the termination of this Agreement in accordance with Section 9.1, the Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated any such solicitation, discussions, negotiations or agreements with any Person (other than with Parent) that may be ongoing with respect to any Alternative Transaction, or any inquiry, proposal or offer that would reasonably be expected to lead to an Alternative Transaction, and shall promptly request the prompt return or destruction of all non-public information previously furnished to any such Person in connection with an Alternative Transaction and promptly terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

(d)    The Company understands and agrees that any violation of the restrictions set forth above by any Representative of the Company shall be deemed to be a breach of this Agreement by the Company.

SECTION 5.3    Preparation of Proxy Statement. As promptly as practicable after the date of this Agreement, the Company shall prepare a proxy statement relating to the matters to be submitted to the Company stockholders at the Company Stockholders’ Meeting and the solicitation of the Stockholder Approval in accordance with applicable Law (such proxy statement, and all amendments, supplements, annexes and exhibits thereto, the “Proxy Statement”). The Proxy Statement shall be reasonably acceptable to Parent. If at any time prior to the Closing any information relating to any of the Parties, or their respective Affiliates, officers or directors, should be discovered by a Party which should be set forth in an amendment or supplement to the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify and consult with the other Parties and, to the extent required by applicable Law, shall cooperate with the other Parties (including giving due consideration to the comments received from the other Parties) to provide that an appropriate amendment or supplement describing such information shall be promptly disseminated to the stockholders of the Company. None of the information supplied or to be supplied by the Company, Parent or any of their respective directors, officers, employees or agents for inclusion or in the Proxy Statement shall, at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to the Company or Parent, as the case may be, necessary in order to make the statements therein with respect to the Company or Parent, as the case may be, in light of the circumstances under which they are made, not misleading.

SECTION 5.4    Company Stockholders’ Meeting.

(a)    As promptly as practicable after the date of this Agreement (but in no event later than thirty (30) Business Days following the date of this Agreement), the Company:  (i) shall take all action necessary under all applicable Laws to duly call, give notice of and, in accordance with this Section 5.4, convene a meeting of the holders of Company Capital Stock (the “Company Stockholders’ Meeting”) to vote on a proposal to adopt this Agreement and the Transactions, including the Mergers and the Charter Amendment; and (ii) shall submit such proposal to such holders at the Company Stockholders’ Meeting and shall not submit any other proposal to such holders in connection with the Company Stockholders’ Meeting without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Stockholders’ Meeting, and shall amend the Company Bylaws to the extent necessary to effect such record date.  The Company shall provide the notice set forth in Section 4(d) of the Company Warrant and the applicable provisions of Governing Documents to provide notice of the record date and the Company Stockholders’ Meeting.  The Company shall use commercially reasonable efforts to ensure that all proxies solicited by the Company and its Representatives in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Laws. Notwithstanding anything to the contrary contained in this Agreement, if either Parent or the Company reasonably believes it is necessary to ensure that (A) the Company will receive proxies sufficient to obtain the required approval of the holders of Company Capital Stock at the Company Stockholders’ Meeting for the adoption of this Agreement and the Transactions, including the Mergers, whether or not a quorum would be present at the Company Stockholders’ Meeting, or (B) the Company will have sufficient shares of Company Capital Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, the Company may with the written consent of Parent, or, at the request of Parent, shall, postpone or adjourn the Company Stockholders’ Meeting, on one or multiple occasions, as long as the date of the Company Stockholders’ Meeting is not postponed or adjourned more than an aggregate of fifteen (15) calendar days in connection with such postponement or adjournment. The Company agrees that, unless this Agreement shall have been terminated in accordance with Article IX, its obligation to hold the Company Stockholders’ Meeting pursuant to this Section 5.4(a) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by any Company Adverse Change in Recommendation.

(b)    Subject to Section 5.2(c) and Section 9.1(f):  (i) the Proxy Statement shall include a statement to the effect that the Company Board of Directors has determined that this Agreement and the Transactions, including the Mergers and the Charter Amendment, are advisable and fair to, and in the best interests of, the Company and its stockholders, and recommends that the Company’s stockholders vote to adopt this Agreement and the Transactions, including the Mergers, and approve the Charter Amendment at the Company Stockholders’ Meeting (the recommendation of the Company Board of Directors that the Company’s stockholders vote to adopt this Agreement and the Transactions, including the Mergers, being referred to as the “Company Board Recommendation”); (ii) until the Specified Time, neither the Company Board of Directors nor any committee thereof shall (1) (A) withhold, withdraw, qualify or modify in a manner adverse to Parent, or resolve to or publicly propose to withhold, withdraw, qualify, or modify in a manner adverse to Parent, the Company Board Recommendation, (B) remove the Company Board Recommendation from or fail to include the Company Board Recommendation in the Proxy Statement or (C) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal or Alternative Transaction (any action described in this clause (1) being referred to as a “Company Adverse Change in Recommendation”); or (2) adopt, approve, recommend, submit to stockholders or declare advisable, or propose to adopt, approve, recommend, submit to stockholders or declare advisable, or allow the Company to execute or enter into any letter of intent (whether or not binding), term sheet, merger agreement, acquisition agreement, option agreement, agreement in principle or similar agreement providing for any Acquisition Proposal, or requiring the Company to abandon, terminate, delay or fail to consummate the Transactions (any such Contract, an “Alternative Acquisition Agreement”).

(c)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the adoption of this Agreement by the Stockholder Approval:

(i)    if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 5.2) from any Person that has not been withdrawn and after consultation with outside legal counsel and independent financial advisors, the Company Board of Directors shall have determined in good faith that such Acquisition Proposal is a Superior Offer, (x) the Company Board of Directors may make a Company Adverse Change in Recommendation, and/or (y) the Company may terminate this Agreement to substantially concurrently therewith enter into a Specified Agreement with respect to such Superior Offer and pay the Termination Fee pursuant to Section 9.3, in each case if and only if:  (A) the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, that the failure to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors to the Company’s stockholders under applicable Law; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change in Recommendation or terminate this Agreement pursuant to Section 9.1(f) at least seven (7) Business Days prior to making any such Company Adverse Change in Recommendation or termination (a “Determination Notice”) (which notice shall not in and of itself constitute a Company Adverse Change in Recommendation or a termination of this Agreement); and (C) (1) the Company shall have made available to Parent the identity of the offeror, a summary of the material terms and conditions of the Acquisition Proposal and copies of all written materials and other documents required by Section 5.2(b), (2) the Company shall have given Parent the seven (7) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make other proposals and shall have made available its Representatives to negotiate with Parent with respect to such proposed revisions or other proposal, if any (provided that Parent may revise such offer or proposal in response to any revisions to a Superior Offer), (3) after considering any such revised proposal from Parent, including whether such proposal was a written, binding and irrevocable offer, and the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and its independent financial advisors, the Company Board of Directors shall have determined in good faith that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change in Recommendation and/or terminate this Agreement pursuant to Section 9.1(f) could reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors to the Company’s stockholders under applicable Law and (4) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall have complied with Section 9.1(f).  The provisions of this Section 5.4(c)(i) shall also apply to any material amendment (which shall include any revision to the amount, form or mix of consideration the Company’s stockholder would receive) to any Acquisition Proposal and require a new Determination Notice, except that, in the case of material amendments to any Acquisition Proposal, the references to seven (7) Business Days shall be deemed to be four (4) Business Days.

(d)    The Company shall ensure that any withdrawal or modification of the Company Board Recommendation does not have the effect of causing any corporate takeover law of the State of Delaware or any other state to be applicable to this Agreement, the Mergers or any of the other Transactions.

SECTION 5.5    280G Approvals.

(a)    The Company will obtain and deliver to Parent, at least one (1) Business Day before the initiation of the procedure described in Section 5.5(b), an excess parachute payment waiver, in substantially the form of Exhibit E, from each Person who the Company (after consultation with Parent) reasonably believes is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Transactions and who has received or could otherwise receive or have the right or entitlement to receive a “parachute payment” (as defined in Section 280G(b)(2) of the Code) from the Company, or from Parent or any trade or business (whether or not incorporated) that is a member of a controlled group or which is under common control with Parent within the meaning of Section 414 of the Code, pursuant to Section 280G of the Code as a result of the Closing or the consummation of the Mergers (including in connection with certain changes in any such Person’s employment circumstances following the consummation of the Mergers).  By the execution of such waiver agreement, the Person executing the waiver will agree to waive all of their right and entitlement to receive (or if already paid, their right and entitlement to keep) any portion of such “parachute payments” which would cause the Person executing the waiver to receive an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), unless the Company’s stockholders approve such waived payments in accordance with Section 280G(b)(5)(A)(ii) of the Code.

(b)    Prior to the First Effective Time, the Company will submit the payments which are waived pursuant to the waiver agreements described in Section 5.5(a) to its stockholders and the holders of the voting power of any entity stockholder for their approval in accordance with all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations.  Within four (4) Business Days after the date of this Agreement, the Company will provide, or cause to be provided, to Parent a draft of all solicitation and related documents (including any calculations of the parachute payments) contemplated in this Section 5.5(b), including any disclosure documents.  The Company will incorporate any reasonable comments into such documents that are made timely by Parent.

SECTION 5.6    General Efforts to Close. Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable Law to consummate and make effective the Mergers and the other Transactions as promptly as practicable, including by using commercially reasonable efforts to take all action necessary to satisfy all of the conditions to the obligations of the other party or parties hereto to effect the Mergers set forth in Article VI, to obtain all necessary waivers, consents, approvals and other documents required to be delivered hereunder and to effect all necessary registrations and filings, in each case in order to consummate and make effective the Mergers and the other Transactions.

SECTION 5.7    Notification of Certain Matters. From the date hereof to the First Effective Time, the Company shall give prompt notice to Parent, and Parent, Merger Sub 1 and Merger Sub 2 shall give prompt notice to the Company, of:  (a) any notice or other communication received by such party from any Governmental Entity in connection with the Mergers or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers if the subject matter of such communication or the failure of such party to obtain such consent purports to materially affect the consummation of the Mergers; (b) any Action commenced or, to such party’s knowledge, threatened in writing against such party or any of its Affiliates which purports to materially affect the consummation of the Mergers; (c) the occurrence, or non-occurrence of, any event, the occurrence, or non-occurrence, of which would reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate such that the conditions in Section 6.2(a) would not be satisfied; and (d) any failure of the Company, Parent, Merger Sub 1 or Merger Sub 2, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not (i) limit or otherwise affect any remedies available to the party receiving such notice, or (ii) constitute an acknowledgment or admission of a breach of this Agreement.

SECTION 5.8    Consents; Joinders.

(a)    The Company shall, and shall cause its Affiliates to, use reasonable best efforts to obtain all necessary consents, waivers and approvals of any third parties to any Contract (including all of the Contracts set forth in Section 2.4 of the Company Disclosure Schedule) as are required thereunder in connection with the Mergers in order for such Contract to remain in full force and effect following the Mergers. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent. None of the Company or its Affiliates shall accept or agree to any consent conditioned on the undertaking of any obligations by the Company, Parent, Merger Sub 1, Merger Sub 2, the Initial Surviving Company or the Surviving Company (whether in the form of payment, non-monetary consideration, a guarantee, any other agreements or otherwise) without the prior written consent of Parent. In the event that the Mergers do not close for any reason, neither Parent, Merger Sub 1 nor Merger Sub 2 shall have any liability to the Company, the Stockholders or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, modifications, waivers and approvals.

(b)    The Company shall use commercially reasonable efforts to obtain Joinders from all Stockholders and Company Option Holders prior to the Closing.

SECTION 5.9    Employee Matters.

(a)    Proprietary Information and Inventions Assignment Agreements. Prior to the Closing, the Company shall use its reasonable best efforts to cause each current and former employee of the Company to have entered into and executed, and each person who becomes an employee of the Company after the date hereof and prior to the Closing shall be required by the Company to enter into and execute, an Employee Proprietary Information Agreement with the Company effective as of such employee’s first date of employment or service. The Company shall use reasonable best efforts to cause each current and former consultant or contractor of the Company to have entered into and executed, and each Person who becomes a consultant or contractor of the Company after the date hereof and prior to the Closing shall be required by the Company to enter into and execute, a Consultant Proprietary Information Agreement with the Company effective as of such consultant or contractor’s first date of service.

(b)    Termination of Employee Plans. Unless instructed otherwise by Parent, effective as of no later than the day immediately preceding the Closing Date, the Company shall terminate any and all Company Employee Plans and shall provide Parent with evidence that any such Company Employee Plan has been terminated pursuant to resolutions of the board of directors (or similar body) of the Company or its ERISA Affiliates, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Parent. The Company shall also take such other actions in furtherance of terminating any such other Company Employee Plan as Parent may require.

(c)    Payment of Accrued Employee Amounts. Prior to the Closing, the Company shall pay out all vacation and paid time off that has been accrued but unused as of the Closing Date by any Employee, as well as all accrued wages, pro-rated bonuses and other accrued but unpaid benefits of any Employee as of the Closing Date.

(d)    No Employment Commitment or Plan Amendments. No provision of this Agreement is intended, or shall be interpreted, to provide or create any third-party beneficiary rights or any other rights of any kind or nature whatsoever in any Stockholder, Employee, or any other Person, including any rights of employment for any specified period and/or any employee benefits, in favor of any Person, union, association, Continuing Employee, Employee, consultant or contractor or any other Person, other than the parties hereto and their respective successors and permitted assigns, and all provisions hereof will be personal solely among the parties to this Agreement. In addition, no provision of this Agreement is intended, or shall be interpreted, to amend any term or condition of the Plan or any other employee related plan, program or policy of the Company, Parent or any Subsidiary of Parent.

(e)    Amendment of Trigger Rights and Vesting Provisions.  Prior to the Closing, the Company shall, with respect to each Contract with any Continuing Employee containing Trigger Rights, take any and all actions necessary to deliver to Parent and to cause each such Continuing Employee to deliver to Parent (i) a signed waiver from each applicable Continuing Employee entitled to any such Trigger Rights on a form satisfactory to Parent that the Closing of the Mergers and/or commencement of employment with Parent or a Parent subsidiary shall not trigger payment, or constitute one of the triggers for the payment, of any Trigger Rights; and (ii) a signed amendment from each applicable Continuing Employee entitled to any such Trigger Rights on a form satisfactory to Parent.  The Company shall make any payments required to effect the amendment or modification contemplated by this Section 5.9(e) and to reflect such payment or other consideration incurred by the Company as of the Closing Date or anticipated to be incurred or payable after the Closing in a form reasonably acceptable to Parent, setting forth in reasonable detail all unpaid Third-Party Expenses owing by or on behalf of the Company as of the Closing Date, or anticipated to be incurred or payable by or on behalf of the Company after the Closing (the “Statement of Expenses”).

SECTION 5.10    Termination of Certain Agreements and Rights; Certain Actions Thereunder.

(a)    The Company shall cause any stockholder agreements, voting agreements, registration rights agreements, investor’s rights agreements, co-sale agreements, warrants and any other similar Contracts (including the Company Warrant) between the Company and any holders of the Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the First Effective Time, without any Liability being imposed on the part of Parent or the Surviving Company (other than the survival of confidentiality and drag-along provisions).

(b)    The Company shall take all actions requested by Parent under Section 2 of the Voting Agreement in connection with the transactions contemplated by this Agreement and the Related Agreements.

SECTION 5.11    Closing Date Balance Sheet.

(a)    Not less than three (3) Business Days prior to the anticipated Closing, the Company shall deliver to Parent an estimated balance sheet and income statement of the Company as of the Closing Date (the “Closing Date Balance Sheet”), in a form reasonably acceptable to Parent, that has been prepared in accordance with the accounting principles set forth on Section 2.7(c) of the Company Disclosure Schedule on a basis consistent with the Financial Statements and that fairly presents an estimate by the Company in good faith based on reasonable assumptions of the balance sheet of the Company as of the Closing Date, after giving effect to the Closing. The Closing Date Balance Sheet shall set forth all information required to calculate, and shall calculate in good faith, the Closing Indebtedness, Closing Cash and Third-Party Expenses. The Closing Date Balance Sheet shall also contain a true, complete and correct asset ledger and line item for each Liability set forth in such balance sheet.

(b)    Not less than three (3) Business Days prior to the anticipated Closing, the Company shall deliver to Parent the Statement of Expenses. Neither the Company nor any of its Affiliates shall take any action that may result in Third-Party Expenses being incurred after the Closing without Parent’s prior written consent, provided that the Company may make any payment of accounts payable in the ordinary course of business.

SECTION 5.12    Allocation Schedule. Not less than three (3) Business Days prior to the anticipated Closing, the Company shall prepare in good faith and deliver to Parent a statement, which shall be updated by the Company at the close of business on the day immediately preceding the Closing (each, an “Allocation Schedule”) setting forth the following information, in form and substance reasonably acceptable to Parent and accompanied by documentation reasonably acceptable to Parent in support of the calculation of the information set forth therein:

(a)    calculations of the Total Consideration and all components thereof, as well as the Total Outstanding Shares, Remaining Consideration, the Cash Amount, the Tail Cost, Indebtedness, Closing Cash, Closing Indebtedness, the Series A Liquidation Amount, the Senior Series B Liquidation Amount and the Series B-1 Liquidation Amount and Third-Party Expenses (in each case, on the basis of the Books and Records of the Company and prepared in accordance with this Agreement and reasonably acceptable to Parent);

(b)    calculation of the Exchange Ratio;

(c)    with respect to each Stockholder, each Company Option Holder and each holder of Company Warrants:  (i) the name and address of such holder, and, if available, the e-mail address of such holder, (ii) whether such holder is a current or former employee of the Company, (iii) whether such holder is an Accredited Investor, (iv) the number, class and series of shares of Company Capital Stock or other securities held by such holder and the respective certificate numbers, (v) the date of acquisition of such shares or securities, (vi) whether any Taxes are to be withheld in accordance with Section 1.8 from the consideration that such holder is entitled to receive pursuant to Section 1.6(b)(i), (vii) the stock consideration that such holder is entitled to receive pursuant to Section 1.6(b)(i) (on a certificate-by-certificate basis, if applicable, and in the aggregate), (viii) such Stockholder’s Loan Repayment Amount, if any, (ix) the Pro Rata Portion of such holder, (x) the amount of Holdback Shares (rounded down to the nearest whole share) allocable to such Stockholder, (xi) the net stock amounts to be paid to such holder in accordance with Section 1.6(b)(i) after deduction of the amounts referred to in clauses (vi) and (x) in this Section 5.12(c) (on a certificate-by-certificate basis, if applicable, and in the aggregate), (xii) the Cash Amount (on a certificate-by-certificate basis, if applicable, and in the aggregate), and (xiii) such other additional information which Parent may reasonably request; and

(d)    a funds flow spreadsheet and wire instructions for each payment and distribution required to be made on the Closing Date pursuant to this Agreement.

SECTION 5.13    Verification of Allocation Schedule. The Company shall permit Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the relevant Books and Records relating to the preparation of the Closing Date Balance Sheet, Statement of Expenses and Allocation Schedule, as may be reasonably required for the purpose of Parent’s review and verification of the Closing Date Balance Sheet, Statement of Expenses and Allocation Schedule. Parent may propose, and the Company shall review and consider, in good faith, any appropriate changes to the Closing Date Balance Sheet, Statement of Expenses and Allocation Schedule.

SECTION 5.14    Takeover Statutes. If any takeover statute is or may become applicable to this Agreement (including the Mergers and the other Transactions) or the Related Agreements, the Company, Parent, Merger Sub 1 and Merger Sub 2 and their respective boards of directors shall grant all such approvals and take all such actions as are necessary so that the Transactions, including the Mergers, may be consummated as promptly as practicable hereafter on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of such statute on the Transactions.

ARTICLE VI
CONDITIONS TO THE MERGERS

SECTION 6.1    Conditions to the Obligations of Each Party. The respective obligations of Parent, Merger Sub 1, Merger Sub 2 and the Company to effect the Mergers shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions (any and all of which may be waived in whole or in part by Parent, Merger Sub 1, Merger Sub 2 and the Company, as the case may be, to the extent permitted by applicable Law):

(a)    Stockholder Approval. The Stockholder Approval shall have been obtained.

(b)    No Legal Prohibitions. No Governmental Entity shall have enacted, issued, promulgated, enforced, threatened or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that restrains, enjoins, prohibits or seeks to restrain, enjoin or prohibit the consummation of all or a portion of the Mergers or any of the other Transactions.

(c)    Governmental Approvals. Any Regulatory Approvals that are required by Law shall have been obtained or shall have occurred or the applicable waiting period shall have expired.

SECTION 6.2    Conditions to the Obligations of Parent, Merger Sub 1 and Merger Sub 2. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to effect the Mergers shall be further subject to the satisfaction at or prior to the Closing Date of each of the following conditions (any and all of which may be waived in whole or in part by Parent to the extent permitted by applicable Law):

(a)    Accuracy of Representations and Warranties. (i) The Company Fundamental Representations and the Stockholder Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), and (ii) the other representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) and those contained in the Joinders shall be true and correct (without giving effect or taking into account any limitation as to materiality, knowledge or “Material Adverse Effect” or words of like meaning set forth therein) in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date).

(b)    Covenants. The Stockholders, Company Option Holders and the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement and the Related Agreements to be performed or complied with by the Stockholders, and Company Option Holders and the Company, as applicable, at or prior to the First Effective Time.

(c)    No Material Adverse Effect. Since the date of this Agreement, there have not been any events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect.

(d)    Officer’s Certificate.  Parent shall have received a certificate executed by the Chief Executive Officer of the Company certifying that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been duly satisfied.

(e)    No Legal Proceeding. No Action shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction could reasonably be expected to (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) be material to the Company or Parent (as determined by Parent in its sole discretion), and no such judgment, order, decree, stipulation or injunction shall be in effect.

(f)    Related Agreements.  Each of the Related Agreements (other than this Agreement) shall have been executed and delivered by the parties thereto, and each shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto, and true and complete copies thereof shall have been delivered to Parent and the Company.  Each Company Option Holder shall have entered into an Option Cancellation Agreement with the Company.  Stockholders representing on hundred percent (100%) of the issued and outstanding shares of the Company Common Stock on an as-converted basis and all Company Option Holders shall have executed and delivered Joinders to Parent.

(g)    Employment and Service Arrangements.

(i)    Each of the Non-Competition and Non-Solicitation Agreements executed concurrently with this Agreement shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

(ii)    The Offer Letter executed by the applicable Key Holder concurrently with this Agreement shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto, and the Key Holders shall not have terminated their employment with or provision of services to the Company or expressed an intention or interest (whether formally or informally) in, or taken action toward, terminating their employment with or provision of services to the Company at or prior to the Closing, or with the Surviving Company or Parent or any of its Subsidiaries following the Closing.  Each of the Key Holders (A) shall have satisfied Parent’s customary employee background investigation (which includes the absence of a record of any criminal conviction in all applicable court and police records), (B) shall have executed Parent’s form of inventions and proprietary rights assignment agreement and Code of Business Conduct and Ethics, if applicable, and (C) shall be eligible to work in the jurisdiction of his or her employing entity.

(iii)    The Company has assigned to Parent each agreement pursuant to which the Other Employees provide services to the Company (the “Service Agreements”) as provided under the terms of the Service Agreements, and each Service Agreement is in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto. No Other Employee (A) has expressed an intention or interest (whether formally or informally) in, or taken action toward, terminating his or her service relationship with the Company at or prior to the Closing, or with the Surviving Company or Parent or any of its Subsidiaries following the Closing, (B) shall have failed to satisfy Parent’s customary background investigation (which includes the absence of a record of any criminal conviction in all applicable court and police records), (C) shall have failed to execute Parent’s form of inventions and proprietary rights assignment agreement and Code of Business Conduct and Ethics, and (D) shall fail to be eligible to provide his or her services in the applicable jurisdiction.

(h)    Documentary Deliverables. The Company shall have delivered to Parent the Allocation Schedule, Statement of Expenses and Closing Date Balance Sheet.

(i)    Termination of Investor Agreements. The Investor Agreements shall have been terminated (or will be terminated as of the Closing) (without survival of any provision other than confidentiality and drag-along provisions) in a manner reasonably acceptable to Parent.

(j)    Resolutions. The Company shall have delivered, in form and substance reasonably acceptable to Parent, a certified copy of the resolutions of the Company Board of Directors authorizing the execution and delivery of this Agreement and the Related Agreements and the consummation of the Transactions, including the Mergers.

(k)    Resignations. The Company shall have delivered, in form and substance reasonably acceptable to Parent, written resignations of those directors and officers of the Company designated by Parent.

(l)    Payoff Letters. The Company shall have delivered to Parent, in a form and substance reasonably acceptable to Parent, debt payoff letters and related ancillary documents in respect of all Indebtedness and Third-Party Expenses to be paid off at the Closing pursuant to this Agreement.

(m)    Company Warrant. The Company shall have complied with Section 4(d) of the Company Warrant and the twenty (20)-Business Day notice period thereunder shall have expired.

(n)    Stockholder Vote and Appraisal. At least eighty percent (80%) of the voting power of the shares of Company Capital Stock outstanding on the record date for the Company Stockholders’ Meeting and entitled to vote, voting together as a class, shall have voted in favor of (i) the adoption of this Agreement and the Transactions, including the Mergers and (ii) the Charter Amendment. A majority of voting power of each of (1) the shares of Company Preferred Stock outstanding on the record date for the Company Stockholders’ Meeting and entitled to vote, voting as a class, (2) the shares of Senior Series B Preferred Stock outstanding on the record date for the Company Stockholders’ Meeting and entitled to vote, voting as a class, (3) the shares of Series B-1 Preferred Stock outstanding on the record date for the Company Stockholders’ Meeting and entitled to vote, voting as a class, (4) the shares of Series A Preferred Stock outstanding on the record date for the Company Stockholders’ Meeting and entitled to vote, voting as a class, and (5) the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting and entitled to vote, voting as a class shall have each voted in favor of (x) the adoption of this Agreement and the Transactions, including the Mergers and (y) the Charter Amendment. Stockholders representing not more than ten percent (10%) of issued and outstanding shares of Company Capital Stock shall have indicated they are seeking appraisal rights pursuant to Section 262 of DGCL.

(o)    Cash. The Company shall have no less than $3,500,000 in immediately available funds not subject to any Liens.

(p)    Securities Act Exemption. The issuance of all Parent Shares contemplated by this Agreement in connection with the Mergers and the other Transactions shall validly qualify for an exemption from the registration and prospectus delivery requirements of the Securities Act pursuant to Regulation D and the equivalent state “blue sky” Law.

(q)    Company Charter Amendment. The Certificate of Incorporation shall have been amended in the form of Exhibit H (the “Charter Amendment”).

SECTION 6.3    Conditions to Obligations of the Company. The obligations of the Company to effect the Mergers shall be further subject to the satisfaction at or prior to the Closing Date of the following conditions (any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law):

(a)    Accuracy of Representations and Warranties. (i) The Parent Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), and (ii) the other representations and warranties of Parent contained in this Agreement (other than the Parent Fundamental Representations) shall be true and correct (without giving effect or taking into account any limitation as to materiality, knowledge or “Material Adverse Effect” or words of like meaning set forth therein) in all material respects as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct as of that specified date).

(b)    Covenants. Parent, Merger Sub 1 and Merger Sub 2 shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent, Merger Sub 1 and Merger Sub 2 at or prior to the First Effective Time.

(c)    Officer’s Certificate.  The Company shall have received a certificate executed by an executive officer of Parent certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been duly satisfied.

ARTICLE VII
TAX MATTERS

SECTION 7.1    Tax Returns.  The Company shall prepare or cause to be prepared (at the Company’s expense) and timely file or cause to be timely filed all Tax Returns of the Company for any Pre-Closing Tax Period that first becomes due after the Closing Date and for any Straddle Period.  Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except to the extent otherwise required by applicable law.  In the event that a Tax Return prepared by Company with respect to a Pre-Closing Tax Period or Straddle Period gives rise to a liability for indemnified Taxes pursuant Section 8.2(a)(vi), Parent shall provide the Stockholder Representative with a draft of each such Tax Return at least twenty (20) Business Days prior to the due date for filing of such Tax Returns (taking into account extensions validly obtained).  The Stockholder Representative shall be entitled to comment on such Tax Returns and request reasonable revisions, subject to the consent of Parent.

SECTION 7.2    Tax Contests.

(a)    Parent shall promptly notify the Stockholder Representative in writing upon receipt by Parent, the Company or any of their respective Affiliates of a written notice of any claims, assessments, audit or similar events with respect to Taxes of the Company for which the Stockholders and the Company Option Holders would be liable under this Agreement (a “Tax Claim”); provided that no failure or delay by Parent to provide such notice of a Tax Claim shall reduce or otherwise affect the obligation of the Stockholders and the Company Option Holders hereunder except to the extent the Stockholder Representative is actually and materially prejudiced thereby.

(b)    Following the Closing, the Stockholder Representative shall, solely at the cost and expense of the Stockholders and the Company Option Holders, have the right in its sole discretion to control the conduct of, and to settle, any such Tax Claim; provided that (A) the Stockholder Representative shall notify Parent of its intent to represent the interests of the Company within ten (10) days of receipt of the notice described in Section 7.2(a), (B) the Stockholder Representative shall provide Parent with a timely and reasonably detailed account of each phase of such proceeding relating to a Tax Claim, (C) Parent shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Stockholder Representative, (D) the Stockholder Representative shall consult with Parent and offer Parent an opportunity to comment before submitting any written materials prepared or furnished in connection with such proceeding and (E) if the settlement or compromise of such proceeding would have the effect of increasing the amount of Taxes payable by Parent or any of its Affiliates in a Post-Closing Tax Period, the Stockholder Representative shall not settle or compromise such proceeding without first obtaining the prior written consent of the Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)    Notwithstanding anything to the contrary in this Agreement, this Section 7.2, shall control with respect to any Tax Claim.

SECTION 7.3    Cooperation. Parent and the Stockholder Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Parent or the Stockholders or the preparation by the Stockholder Representative of all Tax Returns it is required to prepare (or cause to be prepared), the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Parent and the Company shall retain all books and records in their possession with respect to Taxes for a period of at least seven (7) years following the Closing Date or, if later, on the date specified under any record retention agreement, provided that, at least thirty (30) days before disposing of books and records, the Parent shall (x) offer such books and records to the Stockholder Representative and (y) if the Stockholder Representative accepts them, transfer the books and records to the Stockholder Representative (at no cost to the Stockholder Representative).

SECTION 7.4    Certain Post-Closing Actions. Notwithstanding any provision of this Agreement to the contrary except to the extent required by applicable Law, without the prior written consent of the Stockholder Representative (which consent shall not be unreasonably withheld, conditioned, or delayed), after the Closing, neither Parent nor any of its Affiliates (including the Company) shall (a) file any Tax Return (other than pursuant to Section 7.1), (b) file any amended Tax Return, (c) make, change, or revoke any Tax election, (d) initiate discussions or examinations with a taxing authority or make any voluntary disclosures with respect to Taxes, or (e) take any action or position related to Taxes, in each case, if such filing, settlement, action, or position could cause or increase a Tax or Tax-related indemnification liability of the Stockholders.  Neither the Parent nor any of its Affiliates (including the Company) shall make any election under Section 338 of the Code with respect to the transactions contemplated by this Agreement.

SECTION 7.5    FIRPTA Certificate. Prior to the Closing, the Company shall deliver, or cause to be delivered, to Parent a certificate pursuant to Treasury Regulation Section 1.1445-2(c)(3) stating that the Company is not, nor has it been, a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c) of the Code, provided that the Parent’s only remedy for the Company’s failure to provide such certificate will be for Parent to withhold from the payments to be made pursuant to this Agreement to Stockholders in accordance with Section 1.8 any required withholding Tax under applicable Law and the Company’s failure to provide such certificate shall not be deemed to be a failure of the condition set forth in Article VI to have been met.

SECTION 7.6    Transfer Taxes. All Transfer Taxes incurred in connection with consummation of the transactions contemplated by this Agreement shall be borne by the Parent. The Parent agrees to file all Tax Returns associated with such Taxes and all required change of ownership and similar statements, and the Stockholders and the Stockholder Representative shall reasonably cooperate with respect thereto.

SECTION 7.7    Apportionment of Taxes

(a)    Closing of Tax Year. To the extent permitted or required by applicable law, the taxable year of the Company shall be treated as closing on (and including) the Closing Date.

(b)    Apportionment Principles.  The parties agree that, notwithstanding anything to the contrary in this Agreement or otherwise, the following principles shall apply for purposes of calculating Taxes that are included in Indebtedness and for determining any Taxes for which the Stockholders are liable, or Tax refunds to which the Stockholders are entitled, under this Agreement (and the principles in Section 7.7(b)(ii), Section 7.7(b)(iii) and Section 7.7(b)(iv) shall also apply in connection with the preparation of any Tax Returns for Tax periods that end on or before, or include, the Closing Date):

(i)    In the case of any Straddle Period, (A) in the case of Taxes (other those described in clause (B) of this sentence), the Taxes attributable to the pre-Closing portion of a Straddle Period shall be determined on the basis of a closing of the books as of the close of business on the Closing Date; and (B) any real or personal property Taxes or similar ad valorem Taxes attributable to the pre-closing portion of a Straddle Period shall equal the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period up to and including the Closing Date, and the denominator of which is the total number of days in the taxable period.

(ii)    All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice (including reporting positions, elections and accounting methods) of the Company in preparing Tax Returns, unless otherwise required by Law.

(iii)    The election under Revenue Procedure 2011-29, 2011-18 I.R.B. 746 to apply the 70% safe harbor to any “success based fee” as defined in Treasury Regulation section 1.263(a)-5(f) incurred in connection with the transactions contemplated by this Agreement shall be made for U.S. federal income tax purposes (and, as applicable, applied for state and local income tax purposes).

(iv)    Any gain, income, deduction or loss from transactions outside the ordinary course of business occurring on the Closing Date but after the Closing shall be treated as occurring after the Closing Date, and any Taxes attributable to transactions outside the ordinary course of business on the Closing Date after the time the Closing shall be excluded.

(v)    For the sake of clarity, any liabilities or accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent Taxes or with respect to uncertain Tax positions and all deferred Tax liabilities established for GAAP purposes shall not be taken into account or otherwise impact the calculation of Taxes included in Indebtedness.

SECTION 7.8    Intended Tax Treatment.

(a)    Neither Parent nor any Person related to Parent within the meaning of Treasury Regulations Section 1.368-1(e)(4) (a “Parent Related Person”) has any present plan or intention to take any of the following actions, in each case, other than to the extent described in Treasury Regulation Section 1.368-2(k):

(i)    sell or otherwise dispose of “substantially all of the properties” (within the meaning of Code Section 368(a)(2)(D)) of the Surviving Company and its Subsidiaries;

(ii)    merge the Surviving Company with or into another Person;

(iii)    sell or otherwise dispose of any stock of the Surviving Company;

(iv)    acquire, or allow any Parent Related Person to acquire, directly or indirectly (including through partnerships, intermediaries or other third parties), any equity interests of the Surviving Company (other than pursuant to this Agreement);

(v)    redeem or otherwise reacquire, or allow any Parent Related Person to redeem or otherwise reacquire, directly or indirectly (including through partnerships, intermediaries or other third parties), any Parent Common Stock issued in the First Merger (other than pursuant to this Agreement or any employment-related forfeiture provisions with respect to such Parent Common Stock or with respect to any Qualified Repurchase of Parent Common Stock). For the avoidance of doubt, nothing contained herein shall preclude Parent from repurchasing its stock in the open market through a broker or investment bank or through an accelerated share repurchase program or Rule 10b5-1 plan; provided that the following requirements are satisfied (any such repurchase meeting these requirements, a “Qualified Repurchase”): (i) the repurchase was not negotiated with the Company or any Stockholder; (ii) the total number of shares of Parent Common Stock repurchased will not exceed the total number of shares of Parent Common Stock outstanding immediately prior to the First Merger; (iii) in the case of an open market repurchase, (a) the repurchase of shares of Parent Common Stock is on the open market, through a broker, for the prevailing market price and (b) Parent does not know the identity of the seller and the seller does not know the identity of Parent; and (iv) in the case of an accelerated share repurchase program or Rule 10b5-1 plan, (a) Parent’s counterparty is an investment bank or dealer in Parent Common Stock not related to Parent as set forth in Treasury Regulation Section 1.368-1(e)(4), (b) Parent does not know the identity of any person from whom such counterparty borrows or acquires Parent Common Stock, (c) any shares of Parent Common Stock borrowed by such counterparty will be borrowed from unaffiliated third-party stock lenders that lend Parent Common Stock as part of their ordinary course of business and (d) any shares of Parent Common Stock used by such counterparty to close out open positions established in connection with an accelerated share repurchase program will be shares of Parent Common Stock (x) purchased by such counterparty (or any affiliate thereof) in open market transactions (including, for the avoidance of doubt, any transactions executed on an exchange, off exchange, on electronic trading platforms and on other alternative trading systems, it being understood that such counterparty shall not know the identity of the seller in any of such transactions), (y) obtained by such counterparty (or any affiliate thereof) from unaffiliated third-party stock lenders that lend Parent Common Stock as part of their ordinary course business, so long as any open short positions with respect to such loans are closed out in the manner consistent with clauses (x) and (y) of this paragraph, or (z) received by such counterparty (or any affiliate thereof) in settlement of any listed option transactions in which such counterparty does not know the identity of the option counterparty;

(vi)    fail to cause Parent or another member of the Parent’s qualified group (within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii)) to continue the “historic business” of the Surviving Company or use a “significant portion” of the Surviving Company’s “historic business assets” in a business, as such terms are defined in Treasury Regulations Section 1.368-1(d); or

(vii)    make, or allow any Parent Related Person to make, any distribution or other payment, directly or indirectly, to former holders of stock of the Company on account of their status as former stockholders of the Company, other than pursuant to this Agreement or any ancillary agreement and other than dividend distributions made to all holders of the Parent Common Stock.

(b)    Parent and the Company shall file all Tax Returns consistent with the Intended Tax Treatment unless (i) there is a contrary assessment or determination made by a Taxing Authority upon audit or (ii) for Tax periods that do not end on or include the Closing Date, based on a change of law after the date of this Agreement, Parent and the Stockholder Representative agree, acting reasonably and in good faith, that there is not substantial authority to support such a position. The Company acknowledges and agrees that it has, through competent advisors, completed its own analysis as to the Tax treatment of the Mergers and, except with respect to this Section 7.8(b), that Parent has not made any representations as to the Tax treatment of the Mergers.

ARTICLE VIII
POST-CLOSING INDEMNIFICATION

SECTION 8.1    Survival of Representations, Warranties, Covenants and Agreement. The representations and warranties of the parties hereto contained in this Agreement and the Joinders survive the Closing for a period of sixteen (16) months after the Closing; provided that the Parent Fundamental Representations, the Stockholder Fundamental Representations and the Company Fundamental Representations shall survive for the period of the later of (x) the applicable statute of limitations and (y) six (6) years; provided that the representations and warranties set forth in Section 2.11 shall survive until thirty (30) days following the expiration of all applicable statutes of limitations in respect of the matters addressed by such representations and warranties (including all periods of extension, whether automatic or permissive).  The covenants and agreements of the parties hereto contained in this Agreement shall survive the Closing, and claims may be brought (i) in respect of a breach of such covenants and agreements that by their nature are required to be performed by or prior to the Closing, for a period of sixteen (16) months after the Closing and (ii) in respect of a breach of such covenants and agreements that expressly contemplate performance after the Closing, for the period of the applicable statute of limitations.  The survival periods specifically set forth in this Section 8.1 are in lieu of, and the parties hereto expressly waive, any otherwise applicable statute of limitations, whether arising at law or in equity.  Notwithstanding the foregoing, any claim made in accordance with Section 8.5 by the party seeking to be indemnified within the time period set forth in this Section 8.1 shall survive until such claim is finally and fully resolved.

SECTION 8.2    Indemnification by Stockholders and Company Option Holders.

(a)    From and after the Closing, subject to the terms of this Article VIII, Parent and its Affiliates (including the Surviving Company), officers, directors, employees, agents, successors and assigns (each, a “Parent Indemnified Party”), shall be indemnified and held harmless jointly and severally from the Holdback Shares and the CVRs from and against all losses (including diminution in value), liabilities, damages, claims, deficiencies, Taxes, fines, costs, interest, awards, judgments, settlements, penalties and expenses, including reasonable attorneys’ and consultants’ fees and expenses (hereinafter individually, a “Loss” and collectively, “Losses”) paid, incurred or suffered by the Parent Indemnified Parties resulting from, arising out of or relating to any of the following:

(i)    any breach of or inaccuracy in, as of the date hereof or as of the Closing Date, a representation or warranty (other than such representations and warranties that are expressly made as of another date, in which case as of such other date) made by the Company contained in this Agreement or any Related Agreement or any certificate or schedule delivered hereunder (it being understood that any materiality, knowledge or similar limitations or qualifications set forth in such representations and warranties (including the words “material,” “materially,” “in all material respects,” “Material Adverse Effect,” and “Knowledge”) shall not be considered or given any effect for purposes of determining if there is an inaccuracy or breach thereof and for determining the amount of any Losses);

(ii)    the breach of any covenant or agreement by the Company or the Stockholder Representative set forth in this Agreement or any Related Agreement;

(iii)    the exercise of appraisal rights by the holders of the Dissenting Shares or any payment in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement;

(iv)    any Action relating to this Agreement or the Transactions;

(v)    any inaccuracy in the Allocation Schedule;

(vi)    any Third-Party Expenses that are unpaid as of the First Effective Time; or

(vii)    (A) all Taxes of the Company attributable to any Pre-Closing Tax Period (including any Deferred Payroll Taxes) as determined under the apportionment principles of Section 7.7; (B) any Taxes as a result of the Company being on or prior to the Closing Date (1) a member of an affiliated or combined group pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign law prior to the Closing Date or (2) a transferee or successor by contract or otherwise, which Taxes relates to an event occurring on or before the Closing Date; (C) any breach of Sections 7.1, 7.2 or 7.4; (D)  all Taxes of the Company arising from any breach of or inaccuracy in, as of the date hereof or as of the First Effective Time, of any representation contained in Section 2.11 (it being understood that any materiality or similar limitations or qualifications set forth in such representations and warranties (including the words “material,” “materially,” “in all material respects,” and “Material Adverse Effect”) shall not be considered or given any effect for purposes of determining if there is an inaccuracy or breach thereof and for determining the amount of any Losses); or (E) Taxes of a Person receiving Merger Consideration under this Agreement imposed on or payable by Parent, the Company or any of their Affiliates (including any amounts payable by Parent or the Company arising from the failure to withhold the correct amount from any payment of Merger Consideration under this Agreement); provided that, in each case, the Indemnifying Parties shall not be responsible for Taxes arising from any transaction entered into, or action taken, outside the ordinary course of business by Parent or any of its Affiliates on the Closing Date after the Closing;

(b)    From and after the Closing, the Parent Indemnified Parties shall be indemnified and held harmless jointly and severally from the Holdback Shares and the CVRs and by and from each Stockholder and Company Option Holder severally (and not jointly), for, from and against all Losses paid, incurred or suffered by such Parent Indemnified Parties resulting from, arising out of or relating to the breach as of the date hereof or as of the Closing Date (other than such representations and warranties that are expressly made as of another date, in which case as of such other date) of any representation or warranty made by such Stockholder or Company Option Holder contained in the Joinder executed by such Stockholder or Company Option Holder (it being understood that any materiality or similar limitations or qualifications set forth in such representations and warranties (including the words “material,” “materially,” “in all material respects,” and “Material Adverse Effect”) shall not be considered or given any effect for purposes of determining if there is an inaccuracy or breach thereof and for determining the amount of any Losses); or (ii) the breach of any covenant or agreement by such Stockholder or Company Option Holder contained in the Joinder executed by such Stockholder or Company Option Holder (or to which such Stockholder or Company Option Holder is bound pursuant to such Joinder).

(c)    In order to satisfy any indemnification obligations under this Article VIII, Parent (as a Parent Indemnified Party) shall have the right to withhold or deduct from, or off-set or set-off against, all or any portion of the Holdback Shares or any and all amounts otherwise payable to any Stockholder or Company Option Holder in connection with the CVRs.

(d)    Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article VIII will be treated as adjustments to the Total Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Laws.

(e)    Nothing in this Agreement shall limit the right of Parent or any other Parent Indemnified Party to pursue remedies under any Related Agreement against the parties thereto.

SECTION 8.3    Indemnification by Parent.

(a)    From and after the Closing, subject to the terms of this Article VIII, Parent agrees to indemnify and hold harmless each Stockholder and its respective Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) from and against all Losses paid, incurred or suffered by such Seller Indemnified Party resulting from, arising out of or relating to any of the following:

(i)    any breach of or inaccuracy in, as of the date hereof or as of the Closing Date, a representation or warranty (other than such representations and warranties that are expressly made as of another date, in which case as of such other date) made by Parent contained in this Agreement or in any certificate delivered hereunder (it being understood that any materiality, knowledge or similar limitations or qualifications set forth in such representations and warranties (including the words “material,” “materially,” “in all material respects,” and “knowledge”) shall not be considered or given any effect for purposes of determining if there is an inaccuracy or breach thereof and for determining the amount of any Losses); or

(ii)    the breach of any covenant or agreement by Parent, Merger Sub 1 or Merger Sub 2 set forth in this Agreement;

(b)    Any claim for indemnification in respect of Losses suffered by any Seller Indemnified Party hereunder may be made and enforced by the Stockholder Representative only, on behalf of such Seller Indemnified Party, and may not be made or enforced directly by any Seller Indemnified Party.

SECTION 8.4    Limitations on Indemnification.

(a)    Notwithstanding anything to the contrary in this Agreement, an Indemnifying Party shall not be liable for any Losses pursuant to Section 8.2(a)(i) and Section 8.3(a)(i):  (i) other than Losses in excess of $25,000 resulting from any single claim or series of related claims arising out of substantially the same facts, events or circumstances; and (ii) unless and until the aggregate amount of such indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $50,000 (the “Deductible”), whereupon the Indemnified Parties shall be entitled to the full amount of such Losses in excess of the Deductible; provided, however, that the limitations set forth in this Section 8.4(a) shall not apply to Losses related to any breach of the Parent Fundamental Representations, Stockholder Fundamental Representations or the Company Fundamental Representations or to Losses arising out of, resulting from or relating to fraud.

(b)    With respect to Section 8.2(a), the Parent Indemnified Parties shall first proceed against the Holdback Shares before proceeding against the CVRs (it being understood and agreed that the Parent Indemnified Parties may proceed against both the Holdback Shares and the CVRs on a joint and several basis to recover any and all Losses).  With respect to Section 8.2(b), the Parent Indemnified Parties shall first proceed against the breaching Stockholder or Company Option Holder for Losses; provided that if such Stockholder or Company Option Holder does not acknowledge and pay such Losses within forty-five (45) days or notice thereof; the Parent Indemnified Parties may proceed against all Holdback Shares and CVRs on a joint and several basis to recover any and all Losses.

(c)    Notwithstanding anything to the contrary in this Agreement, the indemnification provided for herein shall not cover, and in no event shall any party hereto be liable for, any punitive damages (except to the extent necessary to reimburse an Indemnified Party for judgments actually awarded to third parties in respect of such types of damages and reasonable costs and expenses).

(d)    Notwithstanding anything to contrary in this Agreement, the Stockholders and Company Option Holders shall not be obligated to indemnify any Parent Indemnified Party with respect to any Taxes for any Tax period (or portion thereof) beginning after the Closing Date, other than with respect to a breach of the representations contained in Section 2.11(g) and Section 2.11(n).

(e)    For all purposes of Article VII, “Losses” (including Taxes) shall be net of any net Tax benefit actually realized by the Parent or its Affiliates (including the Company) as a result of Losses giving rise to the indemnity payment as of the time that the indemnity payment is made or the succeeding two (2) years.

(f)    Recovery from Holdback Shares and CVRs.  Except in the case of fraud, the Parent Indemnified Parties’ sole and exclusive source of recoveries for indemnification claims under Section 8.2(a) shall be limited to (1) the forfeiture and cancellation of any and all Holdback Shares (assuming for all purposes that the value of each Holdback Share shall be equal to the Parent Share Value on the date of a Loss is satisfied by such cancellation) and (2) the right of the Parent Indemnified Parties to off-set or set-off against (on a joint and several basis) any amounts payable in connection with the CVRs.  The limitations set forth in this Section 8.4(f) shall not apply to any indemnification claim under Section 8.2(b).  For purposes of determining the number of Parent Shares that Parent may be entitled to recover pursuant to this Article VIII, each Parent Share shall be deemed to have a value equal to the Parent Share Value on the date of determination, and the number of shares recoverable shall be rounded down to the nearest whole share.  Upon such application by Parent to any Holdback Shares, such Holdback Shares shall be forfeited and cancelled and cease to exist (and Stockholders and Company Option Holders shall have no rights thereunder).  Upon such application by Parent to the CVRs, each CVR shall be deemed adjusted proportionally such that any payments that would otherwise be payable shall first satisfy the liability under this Agreement to the Parent Indemnified Parties. The Stockholder Representative shall take all such actions as are necessary to cause any such forfeiture to Parent for no additional consideration.  Parent shall be entitled to cancel Holdback Shares to satisfy any indemnification obligations in whole or in part.  If a Holdback Share is cancelled to satisfy an indemnification claim, Parent shall be entitled to cancel the whole Holdback Share.

(g)    The rights of the Indemnified Parties to indemnification, compensation or reimbursement, payment of Losses or any other remedy under this Agreement or any Related Agreement shall not be affected by any information obtained in any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before, on or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company, any Stockholder or Company Option Holder or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation or reimbursement, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement. No Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder.

(h)    Nothing in this Agreement shall limit the liability of an Indemnifying Party in connection with a claim based on fraud committed by such Indemnifying Party.

SECTION 8.5    Indemnification Claim Procedures.

(a)    An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided that the failure to provide (or to timely provide) such notice will not affect the Indemnified Party’s right to indemnification unless (and then solely to the extent) the Indemnifying Party is actually and materially prejudiced by such delay.

(b)    If an Indemnified Party shall receive notice of any Action third-party claim for which indemnification may be sought by an Indemnified Party (a “Third-Party Claim”) which may give rise to a claim for Loss under this Article VIII, the Indemnified Party shall within thirty (30) days deliver to the Indemnifying Party notice of such Third-Party Claim; provided that the failure to provide (or to timely provide) such notice will not affect the Indemnified Party’s right to indemnification unless (and then solely to the extent) the Indemnifying Party is actually and materially prejudiced by such delay.  The Parent Indemnified Parties shall keep the Indemnifying Party reasonably informed about the status of any settlement discussions relating to the Third-Party Claim and shall reasonably consult with the Indemnified Party with respect thereto; provided that the Parent Indemnified Parties shall have sole right to settle, compromise and defend all Third-Party Claims without consent.  The Indemnifying Party shall cooperate with the Parent Indemnified Parties in respect of the defense of any such Third-Party Claim, and will render to the Parent Indemnified Parties such assistance as they may reasonably require in order to insure prompt and adequate defense of any such Third-Party Claim, and any costs and expenses incurred by the Indemnified Party in connection with such cooperation shall be deemed Losses hereunder.  The Parent Indemnified Parties may take such actions with respect to such Third-Party Claim as they deem reasonably necessary.  The Indemnifying Party shall have the right to employ its own counsel, but, the fees and expenses of such counsel shall be at the Indemnified Party’s expense.

(c)    Procedure for Claims Not Involving Third Parties. An Indemnified Party wishing to assert a claim for indemnification under this Article VIII that does not involve a Third-Party Claim shall deliver to the Indemnifying Party a written notice (the “Claim Notice”).  In the event the Indemnifying Party shall in good faith dispute the validity of all or any amount of such claim, the Indemnifying Party shall, within thirty (30) days of its receipt of the Claim Notice (the “Final Date”), deliver to the Indemnified Party a notice setting forth with reasonable particularity the grounds and the basis upon which the claim or any portion thereof is disputed (the “Dispute Statement”).  In the event the Indemnifying Party does not deliver a Dispute Statement on or before the Final Date, then the amount of the claim or the portion thereof not disputed shall be deemed to be admitted and paid promptly to the Indemnified Party.  If the Indemnifying Party delivers a Dispute Statement on or before the Final Date, then the amount of the claim disputed by the Indemnifying Party in such Dispute Statement (or a portion thereof) shall become payable upon the earlier of (i) the Indemnifying Party and the Indemnified Party agreeing in writing to the resolution of the amount of the claim disputed by the Indemnifying Party in such Dispute Statement or (ii) a court of competent jurisdiction entering a final Governmental Order directing the payment to such Indemnified Party of the amount of the claim disputed by the Indemnifying Party in such Dispute Statement (or a portion thereof); provided that the Indemnifying Party and the Indemnified Party shall first attempt in good faith to resolve such dispute and shall not submit such dispute to a court of competent jurisdiction prior to the date that is forty (40) days following the delivery by the Indemnified Party of the applicable Claim Notice.  Upon such written agreement or Governmental Order, as the case may be, and subject to the limitations set forth in this Article VIII, the Indemnifying Party shall be liable to the Indemnified Party for an amount equal to the amount of such claim so agreed or ordered to be paid. The Indemnifying Party may not dispute a Third-Party Claim.

SECTION 8.6    Stockholder Representative.

(a)    To facilitate the administration of the transactions contemplated by this Agreement and the Related Agreements, including the resolution of any disputes relating to the claims for indemnification pursuant to Section 8.2 through Section 8.5 and any other actions required or permitted to be taken by the Stockholder Representative under this Agreement and the Related Agreements, each Stockholder and Company Option Holder, by virtue of the execution and delivery of a Joinder (as applicable), and the adoption of this Agreement and the Related Agreements, and approval of the Transactions, including the Mergers, hereby agrees to appoint, authorize and empower James Wilkie as its agent and attorney-in-fact, with full power of substitution:  (i) as the Stockholder Representative for and on behalf of the Indemnifying Parties to give and receive notices and communications in respect of indemnification claims under this Agreement, to authorize payment to any Indemnified Party in satisfaction of any indemnification claims hereunder by any Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, to assert, negotiate, enter into settlements and compromises of, any such indemnification claims by any Indemnified Party against any Indemnifying Party or by any such Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case relating to this Agreement, the Related Agreements or the Transactions, and to take all other actions that are either (x) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (y) specifically mandated by the terms of this Agreement and the Related Agreements; (ii) to make all decisions and determinations and to act (or not act) and execute, deliver and receive all agreements, documents, instruments and consents on behalf of and as agent for each Stockholder and Company Option Holder at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of this Agreement or the Related Agreements and to facilitate the consummation of the transactions contemplated hereby, including without limitation for purposes of (x) negotiating and settling, on behalf of the Stockholders and Company Option Holders, any dispute that arises under this Agreement or the Related Agreements after the First Effective Time and (y) negotiating and settling matters with respect to the amounts to be paid to the Stockholders and Company Option Holders pursuant to this Agreement and the Related Agreements; (iii) to take any and all additional action as is contemplated to be taken by or on its behalf or by the Stockholder Representative by the terms of this Agreement and the Related Agreements; and (iv) to hold Stockholder Representative expense amount in the amount of $75,000 (the “Representative Expense Amount”) on behalf of the Indemnifying Parties, to retain and to pay legal counsel and other professionals, and for the services provides by the Stockholders Representative, in connection with any and all matters referred to herein or relating hereto, and to make such payments from the Representative Expense Amount as the Stockholder Representative deems necessary or appropriate following the Mergers.  If any amount remains under the Representative Expense Amount, such amount shall be distributed by the Stockholder Representative to the Stockholders and Company Option Holders consistent with Section 1.6(b) as if such remaining amount was part of the Merger Consideration.  All such actions shall be deemed to be facts ascertainable outside this Agreement and the Related Agreements and shall be binding on the Stockholders and Company Option Holders.  Such agency may be changed by the Stockholders and Company Option Holders from time to time upon not less than thirty (30) days prior written notice to Parent; provided, however, that the Stockholder Representative may not be removed unless holders of a majority interest of the Holdback Shares agree to such removal and to the identity of the substituted agent.  Notwithstanding the foregoing, in the event of a resignation of the Stockholder Representative or other vacancy in the position of Stockholder Representative, such vacancy may be filled by the holders of a majority in interest of the Holdback Shares.  No bond shall be required of the Stockholder Representative.

(b)     Notices or communications to or from the Stockholder Representative shall constitute notice to or from the Indemnifying Parties.

(c)    The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith and in the exercise of reasonable judgment.  The Indemnifying Parties shall indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any and all Losses arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel, financial advisors, auditors or other agents retained by the Stockholder Representative (“Stockholder Representative Expenses”).  Any decision, act, consent or instruction of the Stockholder Representative in connection with this Agreement and the Related Agreements, including an amendment, extension or waiver of this Agreement pursuant to Section 10.2 or Section 10.3 or an amendment, extension or waiver of any Related Agreement, shall constitute a decision of all the Stockholders and Company Option Holders and shall be final, binding and conclusive upon each Stockholder and Company Option Holder, and no Stockholder or Company Option Holder shall have the right to object, dissent, protest or otherwise contest the same. Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of all the Stockholders and Company Option Holders.  Parent is hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

(d)    Parent and the Surviving Company shall be entitled to rely conclusively on the decisions, acts, consents, waivers and instructions of the Stockholder Representative as to any determination relating to the transactions contemplated by this Agreement and the CVR Agreement as being the decision, act, consent, waiver or instruction of every Stockholder and Company Option Holder, including the resolution and disposition of any claims for indemnification pursuant to Section 8.2 through Section 8.5 and any other actions required or permitted to be taken by the Stockholder Representative under this Agreement and the Related Agreements.  No Person shall have any cause of action against Parent, the Surviving Company, or any of their respective directors, officers, employees, agents or Affiliates for any action taken by Parent in reliance upon any decision, act, consent, waiver or instruction of the Stockholder Representative; and Parent and the Surviving Company are each hereby relieved from any Liability to any Person for any acts done by it in accordance with such decision, act, consent, waiver or instruction of the Stockholder Representative.

(e)    No Stockholder or Company Option Holder shall have any cause of action against the Stockholder Representative for any action taken, decision made or instruction given by the Stockholder Representative under this Agreement and the Related Agreements in its capacity as such, except for fraud or intentional breach of this Agreement and the Related Agreements by the Stockholder Representative.

(f)    The Stockholders and Company Option Holders recognize and intend that the power of attorney granted in this Section 8.6 is coupled with an interest and is irrevocable and will survive the death, incapacity, dissolution, liquidation or winding up of each of the Stockholders and Company Option Holders.

(g)    Notwithstanding anything to the contrary contained in this Agreement, the Related Agreements or in any other agreement executed in connection with the Transactions: (i) Parent, Merger Sub 1, Merger Sub 2 the Initial Surviving Company, the Surviving Company and each Parent Indemnified Party will be entitled to deal exclusively with the Stockholder Representative on all matters relating to this Agreement and the Related Agreements and (ii) Parent, Merger Sub 1, Merger Sub 2, the Initial Surviving Company, the Surviving Company and each Parent Indemnified Party will be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Stockholder or Company Option Holder by the Stockholder Representative and on any other action taken or purported to be taken on behalf of any Stockholder or Company Option Holder by the Stockholder Representative as fully binding upon such Stockholder or Company Option Holder, and none of Parent, Merger Sub 1, Merger Sub 2, the Initial Surviving Company, the Surviving Company and each Parent Indemnified Party will be liable to any Stockholder or Company Option Holder for any act taken or omitted by Parent, Merger Sub 1, Merger Sub 2, the Initial Surviving Company, the Surviving Company and each Parent Indemnified Party in such reliance.

The provisions of this Section 8.6 are independent and severable, are irrevocable and coupled with an interest, and shall be enforceable notwithstanding any rights or remedies that Parent or any Stockholder or Company Option Holder may have in connection with the transactions contemplated by this Agreement.

SECTION 8.7    Directors’ and Officers’ Indemnification.

(a)    Parent agrees that all rights to indemnification or exculpation now existing in favor of the directors of the Company as provided in the Company’s certificate of incorporation or bylaws, whether asserted or claimed prior to, at or after the Closing (other than with respect to claims and Losses for which indemnification is provided to the Parent Indemnified Parties under this Agreement, without giving effect to any limitations, deductibles or caps thereon) shall survive the Closing and shall continue in full force and effect for a period of not less than six (6) years and that the Company will perform and discharge the obligations to provide such indemnity and exculpation after the Closing. From and after the Closing, Parent shall not, and shall cause each of its Subsidiaries and Affiliates (including the Company) not to, amend, repeal or otherwise modify the indemnification provisions of the Company’s certificate of incorporation or bylaws as in effect at the Closing in any manner that would adversely affect the rights thereunder of individuals who at the Closing were directors of the Company (other than with respect to claims and Losses for which indemnification is provided to the Parent Indemnified Parties under this Agreement, without giving effect to any limitations, deductibles or caps thereon).

(b)    For a period of six (6) years from the Closing Date, Parent shall maintain in effect any “tail policy,” purchased by the Company prior to the Closing. The aggregate cost of such “tail policy” over such six (6)-year period is referred to as the “Tail Cost.” The Tail Cost shall reduce the Total Consideration paid hereunder.

(c)    The provisions of this Section 8.7 shall survive the consummation of the Closing and continue for the periods specified herein.  This Section 8.7 is intended to benefit the directors of the Company (and their respective heirs, successors and assigns) referenced in this Section 8.7 or indemnified hereunder, each of whom may enforce the provisions of this Section 8.7 (whether or not parties to this Agreement).  Each of the Persons referenced in the immediately preceding sentence are intended to be third-party beneficiaries of this Section 8.7.

ARTICLE IX
PRE-CLOSING TERMINATION OF AGREEMENT

SECTION 9.1    Termination. This Agreement may be terminated and the Transactions, including the Mergers, may be abandoned at any time prior to the Closing, whether before or after the Stockholder Approval as follows (with any termination by Parent also being an effective termination by Merger Sub 1 and Merger Sub 2):

(a)    by mutual written consent of the Company and Parent;

(b)    by either Parent or the Company if the Closing shall not have occurred on or before February 15, 2022 (the “End Date”); provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfil any obligation under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to occur on or before such date;

(c)    by either Parent or the Company if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Mergers or any other Transactions illegal or otherwise prohibiting consummation of the Mergers or any other Transactions;

(d)    by either Parent or the Company if: (i) the Company Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on a proposal to adopt this Agreement; and (ii) this Agreement shall not have been adopted at the Company Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Stockholder Approval;

(e)    by Parent (at any time prior to the adoption of this Agreement by the Stockholder Approval) if, whether or not permitted to do so:  (i) the Company Board of Directors or any committee thereof shall have made a Company Adverse Change in Recommendation; (ii) the Company, Company Board of Directors or any committee thereof shall have adopted, approved, recommended, or the Company Board of Directors or any committee thereof shall have declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, declare advisable, execute or enter into) any Alternative Acquisition Agreement; (iii) following the making of an Acquisition Proposal or the submission of an Alternative Acquisition Agreement, the Stockholder Approval is not obtained; (iv) the Company shall have materially breached its obligations under Section 5.2, Section 5.3, or Section 5.4; or (v) other than in connection with an Acquisition Proposal, the Company shall have failed to issue a press release that reaffirms the Company Board Recommendation within five (5) Business Days after Parent so requests in writing (provided that Parent may only make such request on two (2) occasions);

(f)    by the Company (at any time prior to the adoption of this Agreement by the Stockholder Approval) in order to, substantially concurrent with such termination, enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”) if (i) the Company has not materially breached the requirements of Section 5.2, Section 5.3, or Section 5.4 with respect to such Superior Offer, (ii) the Company Board of Directors shall have authorized the Company to enter into such Specified Agreement and (iii) substantially concurrently with such termination, the Company pays the Termination Fee as provided in Section 9.3(a);

(g)    by Parent if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company set forth in this Agreement, or the CVR Agreement or of the Stockholders or Company Option Holders set forth in the Joinders such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within ten (10) calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Article VI for the benefit of Parent are incapable of being satisfied on or before the End Date; or

(h)    by the Company if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Parent set forth in this Agreement, the Joinders or the CVR Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) and would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within ten (10) calendar days after written notice thereof to Parent; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Article VI for the benefit of the Company are incapable of being satisfied on or before the End Date.

SECTION 9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of Parent, Merger Sub 1, Merger Sub 2 or the Company, or their respective officers, directors or stockholders, if applicable; provided, however, each party hereto and each Person shall remain liable for any breaches of this Agreement, any Related Agreements or in any certificate or other instruments delivered pursuant to this Agreement prior to its termination; and provided further, that the provisions of Section 8.2(a)(iv), this Section 9.2, Section 9.3 and Article X shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article IX.

SECTION 9.3    Termination Fees.

(a)    If this Agreement is terminated:

(i)    by the Company pursuant to Section 9.1(f);

(ii)    by (A) Parent pursuant to Section 9.1(e) or (B) by Parent or the Company pursuant to Section 9.1(d) and, in the case of this clause (B), this Agreement could have been terminated pursuant to Section 9.1(e); or

(iii)    by Parent or the Company pursuant to Section 9.1(d), by Parent or the Company pursuant to Section 9.1(b), or by Parent pursuant to Section 9.1(g) and: (A) any Person shall have made an Acquisition Proposal after the date of this Agreement and prior to such termination; and (B) within twenty-four (24) months of such termination, the Company shall have consummated an Acquisition Proposal or shall have entered into a definitive agreement with respect to any Acquisition Proposal that is thereafter consummated), then, in any such event under clause (i), (ii) or (iii) of this Section 9.3(a), the Company shall pay to Parent the Termination Fee by wire transfer of same day funds (x) in the case of Section 9.3(a)(i), prior to or concurrently with the termination of this Agreement and execution of the Specified Agreement; (y) in the case of Section 9.3(a)(ii), within two (2) Business Days after such termination; or (z) in the case of Section 9.3(a)(ii), two (2) Business Days after consummation of the Acquisition Proposal; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” means a cash amount equal to $500,000.

(b)    If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d), the Company shall reimburse Parent promptly upon demand (but in any event within two (2) Business Days after the date of such demand), by wire transfer of same-day funds, the reasonable and documented costs and expenses (including disbursements and fees of outside legal counsel and outside strategic advisors) incurred by Parent in connection with this Agreement or Transactions (“Parent Expenses”); provided that the Parent Expenses shall not exceed $400,000.

(c)    The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of this Agreement and the Transactions and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, Parent commences an Action which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented fees of outside legal counsel) in connection with such Action, together with interest on such amount and the Termination Fee or Parent Expenses at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made, plus two percent (2%) per annum, through the date such payment was actually received.

ARTICLE X
GENERAL PROVISIONS

SECTION 10.1    Certain Interpretations. When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference shall be to an Annex, Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” All references in this Agreement to “$” or dollars shall mean U.S. denominated dollars. The table of contents and headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The terms defined in the singular have a comparable meaning when used in the plural, and vice versa. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import refer to this Agreement as a whole, including all Annexes, Exhibits, and Schedules, and not to any particular provision of this Agreement, and the words “date herein” refer to the date of this Agreement. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. All references to “day” or “days” are to calendar days. Where used with respect to information, the phrases “delivered” or “made available” mean that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives including, in the case of information “made available” to Parent, material that has been posted in the electronic sharefile established and operated by the Company at https://ltx.egnyte.com/navigate/folder/c36abd8a-48db-46d7-bcee-be7f2b586a80 under the name “AcelRx” at least two (2) Business Days prior to the date hereof. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

SECTION 10.2    Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought.  For purposes of this Section 10.2, the Stockholders and Company Option Holders are deemed to have agreed that any amendment of this Agreement signed by the Stockholder Representative shall be binding upon and effective against the Stockholders and Company Option Holders whether or not they have signed such amendment.

SECTION 10.3    Waiver. At any time prior to the Closing, Parent on the one hand, and the Company and the Stockholder Representative, on the other hand, may, to the extent permitted under any applicable Laws, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party set forth herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party set forth herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  For purposes of this Section 10.3, the Stockholders and Company Option Holders are deemed to have agreed that any extension or waiver signed by the Stockholder Representative shall be binding upon and effective against all Stockholders and Company Option Holders whether or not they have signed such extension or waiver.

SECTION 10.4    Assignment. This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Stockholder Representative and Parent (which consent may be granted or withheld in the sole discretion of the Stockholder Representative or Parent), as the case may be, except that Parent, Merger Sub 1 or Merger Sub 2 may assign without the express written consent of the Stockholder Representative their respective rights and obligations to any Affiliate of Parent (including the Surviving Company) or any Person that acquires Parent or the Surviving Company or all or substantially all of the assets of Parent or the Surviving Company; provided that no such assignment shall relieve Parent of any of its obligations hereunder. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

SECTION 10.5    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) or by electronic mail (so long as confirmation of transmission is electronically or mechanically generated and kept on file by the sending party) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.5):

(a)    if to Parent, Merger Sub 1 or Merger Sub 2, to:

AcelRx Pharmaceuticals, Inc.
25821 Industrial Boulevard, Suite 400
Hayward, CA 94545
Attention: General Counsel
E-mail: legal@acelrx.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069
Attention: Robert Masella
E-mail: robert.masella@shearman.com

(b)    if to the Company (prior to the Closing), to:

Lowell Therapeutics, Inc.

110 Canal St.

Lowell MA 01852

Attention: James Wilkie

E-mail: wilkie@ltx.life

with a copy (which shall not constitute notice) to:

Burns & Levinson LLP

125 High Street

Boston, MA 02110

Attention: Gil Breiman

E-mail: gbreiman@burnslev.com

(c)    if to the Stockholder Representative, to:

James Wilkie

C/O Burns & Levinson LLP

125 High Street

Boston, MA 02110

Attention: Gil Breiman

E-mail:

with a copy (which shall not constitute notice) to:

Burns & Levinson LLP

125 High Street

Boston, MA 02110

Attention: Gil Breiman

E-mail: gbreiman@burnslev.com

SECTION 10.6    Confidentiality. Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 5.1 or any information obtained pursuant to the notice requirements of Section 5.7, or otherwise pursuant to the negotiation and execution of this Agreement or the effectuation of the Transactions, shall be governed by the terms of the Confidentiality Agreement dated as of April 24, 2021 (the “Confidentiality Agreement”), between the Company and Parent, the terms of which are hereby incorporated herein by reference (for the avoidance of doubt, solely with respect to the parties thereto) and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement and the obligations of Parent with respect to Confidential Information (as such term is defined in the Confidentiality Agreement) relating to the Company or its business (including the Company Products), shall terminate; provided, however, that nothing herein or in the Confidentiality Agreement shall prevent Parent from making a public announcement regarding the Mergers or any other disclosure it deems advisable under Law, including any regulation of any securities exchange.  In this regard, the Company acknowledges that the Parent Common Stock is publicly traded and that any information obtained during the course of its due diligence could be considered to be material non-public information within the meaning of federal and state securities laws.  Accordingly, the Company acknowledges and agrees not to engage in any discussions, correspondence or transactions in the Parent Common Stock in violation of applicable securities laws.

SECTION 10.7    Public Announcements. The Company, the Stockholders, the Company Option Holders and the Stockholder Representative shall not make any public release or public announcement concerning the Transactions without the prior consent of Parent, except as such release or announcement may be required by Law, in which case the party required to make the release or announcement shall use its reasonable efforts to allow Parent reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, following Closing and the public announcement of the Mergers in compliance with the foregoing sentence, the Stockholder Representative shall be permitted to publicly announce that it has been engaged to serve as the Stockholder Representative in connection herewith, as long as such announcement does not disclose any of the other terms hereof.

SECTION 10.8    Entire Agreement. This Agreement, Annex A hereto, the Exhibits and Schedules hereto, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, and are not intended to confer upon any other person any rights or remedies hereunder.

SECTION 10.9    No Third-Party Beneficiaries. Nothing in this Agreement is intended to, or shall be construed to, confer upon any other person any rights or remedies hereunder, except for the Indemnified Parties under Article VIII.

SECTION 10.10    Specific Performance and Other Remedies.

(a)    The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto, any Stockholder or Company Option Holder or the Stockholder Representative of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to seek a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding.

(b)    Any and all remedies herein expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(c)    The liability of any Person under Article VIII will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s fraudulent acts or omissions, or intentional misconduct.  Notwithstanding anything to the contrary set forth in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Article VIII, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s fraudulent acts or omissions or intentional misconduct, nor will any such provisions limit, or be deemed to limit, (i) the amounts of recovery sought or awarded in any such claim for fraud or intentional misconduct, (ii) the time period during which a claim for fraud or intentional misconduct may be brought or (iii) the recourse which any such party may seek against another Person with respect to a claim for fraud or intentional misconduct.

SECTION 10.11    Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

SECTION 10.12    Governing Law. This Agreement and any Actions based upon or arising out of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof).

SECTION 10.13    Exclusive Jurisdiction. The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement, including the Mergers, shall be brought and determined exclusively in the Delaware Court of Chancery. The parties hereto hereby (i) irrevocably submit to the exclusive personal jurisdiction of such court for the purpose of any Action arising out of or relating to this Agreement, including the Mergers, brought by any Party, (ii) agree that all claims in respect of such Action or proceeding shall be heard and determined exclusively in such court, and (iii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject to the personal jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Mergers may not be enforced in or by any of the above-named courts.

SECTION 10.14    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

SECTION 10.15    Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement, the Related Agreements and the Transactions shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided that all Third-Party Expenses shall be deducted from the Total Consideration payable hereunder as contemplated by the definition of Total Consideration.

SECTION 10.16    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub 1, Merger Sub 2, the Company and the Stockholder Representative have caused this Agreement to be executed as of the date first written above.

ACELRX PHARMACEUTICALS, INC.

By:	/s/ Vincent J. Angotti
Name: Vincent J. Angotti Title: Chief Executive Officer

ACELRX INTERMEDIATE SUB, INC.

By:	/s/ Vincent J. Angotti
Name: Vincent J. Angotti Title: Chief Executive Officer

ACELRX CONSOLIDATION SUB, LLC

By:	/s/ Vincent J. Angotti
Name: Vincent J. Angotti Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

LOWELL THERAPEUTICS, INC.

By:	/s/ James Wilkie
Name: James Wilkie Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

STOCKHOLDER REPRESENTATIVE

/s/ James Wilkie
JAMES WILKIE, solely in his capacity as the Stockholder Representative

[Signature Page to Agreement and Plan of Merger]

ANNEX A

CERTAIN DEFINED TERMS

“280G Waivers” shall mean the 280G Waivers executed and delivered by each Key Holder and certain other Employees on the date of this Agreement substantially in the form attached hereto as Exhibit E.

“Accredited Investor” shall mean “accredited investor” as defined in Regulation D under the Securities Act.

“Accredited Investor Questionnaire” shall mean the Accredited Investor Questionnaire in the form attached to the Joinder.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent) for an Alternative Transaction.

“Action” shall mean any action, suit, claim, complaint, litigation, investigation, audit, proceeding, arbitration or other similar dispute.

“Affiliate” of any Person shall mean another Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person.

“Agreement” shall have the meaning assigned to it in the Preamble.

“Allocation Schedule” shall have the meaning assigned to it in Section 5.12.

“Alternative Acquisition Agreement” shall have the meaning assigned to it in Section 5.4(b).

“Alternative Transaction” shall mean any transaction or series of related transactions (other than the Transactions) for:

(a) any acquisition or purchase from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) beneficial or record interest in the total outstanding voting securities of any class (or instruments convertible into or exercisable or exchangeable for more than fifteen percent (15%) of any such class) of the Company, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving the Company or any of its Subsidiaries;

(b) any tender offer (including self-tender) or exchange offer that, if consummated, would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) owning (beneficially or on record) more than fifteen percent (15%) of the total outstanding voting securities of any class (or instruments convertible into or exercisable or exchangeable for more than fifteen percent (15%) of any such class) of the Company;

(c) any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, option agreement, reorganization, recapitalization or other similar transaction for more than fifteen percent (15%) of the voting securities of the Company;

(d) any sale, lease, exchange, transfer, joint venture, partnership, option agreement, license or disposition, in each case, of more than fifteen percent (15%) of the assets of the Company (measured by the lesser of book or fair market value thereof); or

(e) any combination of the foregoing.

“Assets” shall have the meaning assigned to it in Section 2.13.

“Book-Entry Share” shall have the meaning assigned to it in Section 1.6(b)(ii).

“Books and Records” shall have the meaning assigned to it in Section 2.25.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking institutions are required or authorized by Law to be closed in the City of New York, New York.

“Bylaws” shall have the meaning assigned to it in Section 2.1.

“Cancelled Shares” shall have the meaning assigned to it in Section 1.6(b)(iii).

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (116th Cong.) (March 27, 2020).

“Cash Allocation” shall have the meaning assigned to it in Section 1.6(b)(i)(E).

“Cash Amount” shall have the meaning assigned to it in Section 1.6(b)(i)(E).

“Cash Election” shall have the meaning assigned to it in Section 1.6(b)(i)(E).

“Cash Holder” shall have the meaning assigned to it in Section 1.6(f).

“CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended

“Certificate of Incorporation” shall have the meaning assigned to it in Section 2.1.

“Change of Control” shall have the meaning assigned to it in Section 1.6(b)(ii)(D).

“Charter Amendment” shall have the meaning assigned to it in Section 6.2(q).

“Claim Notice” shall have the meaning assigned to it in Section 8.5(c).

“Closing” shall have the meaning assigned to it in Section 1.2(a).

“Closing Cash” shall mean the amount of any unrestricted cash and cash equivalents of the Company as of immediately prior to the First Effective Time.

“Closing Date” shall have the meaning assigned to it in Section 1.2(a).

“Closing Date Balance Sheet” shall have the meaning assigned to it in Section 5.11(a).

“Closing Indebtedness” shall mean the aggregate amount of all Indebtedness of the Company as of immediately prior to the First Effective Time, including any termination, pre-payment or balloon or similar penalties or premiums that are paid or become payable as a result of the full repayment and retirement of such Indebtedness immediately following the First Effective Time (whether or not such Indebtedness is actually repaid or retired).

“Closing Parent Share Value” shall mean the Parent Share Value as of the closing of trading on the Business Day immediately prior to the Closing.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning assigned to it in the Preamble.

“Company Adverse Change in Recommendation” shall have the meaning assigned to it in Section 5.4(b).

“Company Board of Directors” shall have the meaning assigned to it in the Recitals.

“Company Board Recommendation” shall have the meaning assigned to it in Section 5.4(b).

“Company Capital Stock” shall mean the Company Common Stock, the Company Preferred Stock and any other shares of capital stock or equity interests, if any, of the Company, taken together.

“Company Common Stock” shall mean shares of common stock, par value $0.0001 per share, of the Company.

“Company Convertible Notes” shall mean that certain Note Purchase Agreement, dated as of May 25, 2021, by and among the Company and each of the lenders that is a party thereto.

“Company Disclosure Schedule” shall mean the Company Disclosure Schedule, dated as of the date hereof, delivered by the Company to Parent in connection with this Agreement, attached hereto as Schedule D.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, change of control, termination pay, deferred compensation, performance awards, equity or equity-related awards, welfare benefits, health benefits or medical insurance, retirement benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to or required to be contributed to by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation, including, for the avoidance of doubt, any plan that is subject to laws outside of the United States.

“Company Fundamental Representations” shall mean those representations and warranties made in Section 2.1, Section 2.2, Section 2.5, Section 2.6 and Section 2.27.

“Company IP” shall mean any and all Intellectual Property that is owned by or exclusively licensed by, or purported to be owned by or exclusively licensed by, the Company.

“Company IP Contract” shall mean any Contract to which the Company is or was a party or by which the Company is or was bound, that contains any assignment or license of, or any covenant not to assert or enforce, any Company IP.

“Company Option Consideration” shall have the meaning assigned to it in Section 1.6(c)(i).

“Company Option Holder” shall mean a holder of Company Options.

“Company Options” shall mean all issued and outstanding options to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person.

“Company Permits” shall mean all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Entity necessary for the Company to own, lease and operate its properties and assets or to carry on its business as it is currently being conducted.

“Company Policies” shall have the meaning assigned to it in Section 2.24.

“Company Preferred Stock” shall mean the Series A Preferred Stock, Senior Series B Preferred Stock and Series B-1 Preferred Stock.

“Company Privacy Policy” shall mean each external or internal, past or present privacy policy or privacy- or security-related representation, obligation or promise of the Company, including any notice, policy, representation, obligation or promise relating to: (i) the privacy of users of any Company Product or any website or service operated by or on behalf of the Company or; (ii) the collection, use, storage, hosting, disclosure, transmission, transfer, disposal, retention, interception or other processing of, or security of, any Personal Data; or (iii) information about individuals who are Employees or are associated with Persons with which the Company has an agreement.

“Company Product” shall mean NIYAD™ and any other product, medical device or Product Candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of the Company (whether or not in collaboration with another Person).

“Company Stock Certificate” shall have the meaning assigned to it in Section 1.6(b)(ii).

“Company Stockholders’ Meeting” shall have the meaning assigned to it in Section 5.4(a).

“Company Warrant” shall mean that certain Common Stock Warrant to purchase Company Common Stock dated October 23, 2018, by and between the Company and La Jolla Pharmaceutical Company.

“Company Warrant Holder” shall mean and La Jolla Pharmaceutical Company.

“Company’s Knowledge”, “Knowledge of the Company” or similar terms used in this Agreement shall mean the knowledge of the Persons listed in Exhibit F after reasonable inquiry by each such Person of such Person’s direct reports.

“Confidentiality Agreement” shall have the meaning assigned to it in Section 10.6.

“Consultant Proprietary Information Agreement” shall have the meaning assigned to it in Section 2.14(d)(ii).

“Continuing Employee” shall mean an Employee who is employed by the Company as of the Closing Date and continues their employment with Parent or one of its Subsidiaries on the Business Day following the Closing Date.

“Contract” shall mean any contract, statement of work, mortgage, indenture, lease, license, filing, covenant, plan, insurance policy or other agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise or obligation, whether written or oral.

“Contribution Agreement” means that certain Contribution Agreement, dated as of October 23, 2018, by and between the Company and the Company Warrant Holder.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract, credit arrangement or otherwise.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guideline or recommendation promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention, the World Health Organization and the Occupational Safety and Health Administration, in each case, in connection with or in response to COVID-19.

“CVR” shall have the meaning assigned to it in Section 1.6(b)(i)(A).

“CVR Agreement” shall mean a contingent value rights agreement in substantially the form attached as Exhibit G.

“Deductible” shall have the meaning assigned to it in Section 8.4(a).

“Deferred Payroll Taxes” shall mean any payroll Taxes that otherwise would have been due and payable in a Pre-Closing Tax Period but were deferred pursuant to a taxable period (or portion thereof) beginning after the Closing Date under the Coronavirus, Aid, Relief, and Economic Security Act or other executive order or related Laws and comparable provisions of state and local tax laws enacted prior to the Closing.

“Determination Notice” shall have the meaning assigned to it in Section 5.4(c)(i).

“Device Regulatory Laws” means Laws administered by the FDA relating to the regulation of the procurement, design, research, development, testing, studying, manufacturing, quality, licensing, production, processing, handling, packaging, labeling, storage, advertising, use, promotion, marketing, importation, exportation, sale and distribution of medical devices or components thereof, and any analogous applicable Laws of any applicable State or jurisdiction.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Dispute Statement” shall have the meaning assigned to it in Section 8.5(c).

“Dissenting Shares” shall have the meaning assigned to it in Section 1.6(b)(iv).

“DOL” shall mean the United States Department of Labor.

“Election Deadline” shall have the meaning assigned to it in Section 1.6(g)(i).

“Election Form” shall have the meaning assigned to it in Section 1.6(g).

“Employee” shall mean any current or former employee, officer, director, individual consultant or independent contractor (who is a natural person) of the Company or any ERISA Affiliate.

“Employee Agreement” shall mean each management, employment, severance, separation, settlement, consulting, contractor, relocation, change of control, retention, bonus, repatriation, expatriation, loan, visa, work permit or other agreement, or contract (including, any offer letter or any other agreement providing for compensation or benefits) between the Company or any ERISA Affiliate, as applicable, and any Employee.

“Employee Proprietary Information Agreement” shall have the meaning assigned to it in Section 2.14(d)(ii).

“End Date” shall have the meaning assigned to it in Section 9.1(b).

“Enforceability Limitations” shall mean the effect of any applicable bankruptcy, insolvency (including, all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

“Environmental Law” shall mean any Law relating to the environment, occupational health and safety, or exposure of Persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water or noise pollution; (iii) surface water, groundwater or soil contamination; (iv) the release, threatened release, or accidental release of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; and (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles. As used above, the term “release” shall have the meaning set forth in CERCLA

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any other Person under common control with the Company or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean a reputable bank or trust company selected by Parent and reasonably satisfactory to the Company to act as exchange agent in the Mergers.

“Exchange Documents” shall have the meaning assigned to it in Section 1.7(a).

“Exchange Fund” shall have the meaning assigned to it in Section 1.7(a).

“Exchange Ratio” shall mean the quotient obtained by dividing (x) the Per Share Merger Consideration by (y) the Closing Parent Share Value.

“Export Approvals” shall have the meaning assigned to it in Section 2.19(c).

“FCPA” shall have the meaning assigned to it in Section 2.19(d).

“FDA” shall mean the United States Food and Drug Administration.

“FDCA” shall mean the Federal Food, Drug and Cosmetic Act of 1938 (including the rules and regulations promulgated thereunder).

“FFCRA” shall mean the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (March 18, 2020).

“Final Date” shall have the meaning assigned to it in Section 8.5(c).

“Financial Statements” shall have the meaning assigned to it in Section 2.7(a).

“First Certificate of Merger” shall have the meaning assigned to it in Section 1.2(b).

“First Effective Time” shall have the meaning assigned to it in Section 1.2(b).

“First Merger” shall have the meaning assigned to it in the Recitals.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Governing Documents” shall mean (i) the Certificate of Incorporation, (ii) the Bylaws, and (iii) the Voting Agreement.

“Governmental Entity” shall mean any federal, national, state, regional, local or other government, governmental, regulatory, self-regulatory, legislative or administrative authority, agency, commission, department, board or instrumentality, or any court, tribunal, or judicial or arbitral body, in each case, whether U.S. or non-U.S.

“Governmental Order” shall mean any award, decision, injunction (preliminary, temporary or permanent), judgment, order, writ, decree, stipulation, determination, ruling, subpoena, or verdict entered, issued, made, rendered or enforced by any court, administrative agency, or other Governmental Entity or by any arbitrator.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

“Holdback Period” shall have the meaning assigned to it in Section 1.6(b)(ii)(B).

“Holdback Shares” shall mean a number of shares of Parent Common Stock (rounded up to the nearest whole share) equal to $800,000 divided by the Closing Parent Share Value.

“Indebtedness” of any Person shall mean, without duplication: (i) all Liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments and all Liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all Liabilities of such Person for the deferred purchase price of property or services (including any earn-out, purchase price adjustment, release of “holdback” or similar payment); (iii) all Liabilities created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (iv) all Liabilities of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases; (v) all Liabilities of such Person under interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, including any net payments that such Person would have to make in the event of an early termination; (vi) all Liabilities of such Person evidenced by any letter of credit, banker’s acceptance or similar facilities in each case to the extent drawn as of such time; (vii) all Liabilities of such Person in respect of dividends declared but not yet paid by such Person or other distributions payable, in each case, to any other Person; (viii) all Liabilities of such Person, whether interest bearing or otherwise, owed to any shareholder, stockholder or member of such Person or any Affiliate of any shareholder, stockholder or member of such Person; (ix) all Liabilities of such Person for Unpaid Pre-Closing Taxes; (x) all Liabilities for unpaid salaries, bonuses and employee profit sharing or similar payment liabilities; (xi) all accounts payable, accrued expenses and any other current liabilities; (xii) all interest, fees, change of control payments, prepayment premiums, penalties and other amounts owed with respect to the indebtedness referred to in clauses (i) through (xi) above; (xiii) all Liabilities of others referred to in clauses (i) through (xii) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person; and (xiv) all Liabilities of others referred to in clauses (i) through (xii) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and Contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

“Indemnified Party” means a Parent Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means each of the Stockholders pursuant to Section 8.2(a), or Parent pursuant to Section 8.3, as the case may be.

“Initial Surviving Company” shall have the meaning assigned to it in Section 1.1(a).

“Intellectual Property” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, mask works, copyrights and moral rights; (ii) trademarks, service marks, business names, brand names, domain names, logos, corporate names and trade name rights and similar rights, and the goodwill associated with the foregoing; (iii) trade secret rights and confidential and proprietary information; (iv) patents, patent applications, utility models, design rights and all related patent rights, together with all statutory invention registrations, patent disclosures, corrections, amendments, reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions and reexaminations and counterparts thereof; (v) other proprietary rights in intellectual property; (vi) rights in or relating to applications, registrations, renewals, extensions, combinations, divisions, continuations and reissues of, and applications for, any of the rights referred to in clauses (i) through (v) above; and (vii) all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse or misappropriation.

“Intended Tax Treatment” shall have the meaning assigned to it in the Recitals.

“Interested Party” shall have the meaning assigned to it in Section 2.21.

“Interim Financial Statements” shall have the meaning assigned to it in Section 2.7(a).

“Investor Agreements” shall have the meaning assigned to it in Section 5.10.

“IRS” shall mean the United States Internal Revenue Service.

“Joinders” shall have the meaning assigned to it in the Recitals.

“Key Holder” shall have the meaning assigned to it in the Recitals.

“Law” means any federal, national, supranational, state, regional, provincial, local or similar statute, law, directive, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Entity.

“Lease Agreements” shall mean, collectively, all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, and all amendments, terminations and modifications thereof.

“Leased Real Property” shall mean the real property leased, subleased, licensed or otherwise occupied by the Company as tenant, subtenant, licensee or occupant together with, to the extent leased, subleased, licensed or otherwise occupied by the Company, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company affixed or appurtenant thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Letter of Transmittal” shall have the meaning assigned to it in Section 1.7(a).

“Liabilities” means any and all Indebtedness, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract.

“Licensed IP” shall mean (i) all Intellectual Property incorporated into, or used in the development, delivery, hosting or distribution of, the Company Products; and (ii) all other Intellectual Property used or held for use in the conduct of the business of the Company that is not owned by, or purported to be owned by, the Company.

“Licensed IP Contract” shall mean any Contract to which the Company is or was a party or by which the Company is or was bound, pursuant to which the Company is granted a license, covenant not to sue, or other rights with respect to Licensed IP.

“Lien” shall mean any lien, pledge, charge, claim, mortgage, assessment, claim, hypothecation, infringement, deed of trust, lease, option, right of first refusal, easement, right of way, security interest, preemptive right, covenant, exclusive license, servitude, transfer restriction or other encumbrance of any kind or character whatsoever.

“LLCA” shall have the meaning assigned to it in Section 1.1(b).

“Loan Repayment Amount” shall have the meaning assigned to it in Section 1.9.

“Loss” and “Losses” shall have the meaning assigned to them in Section 8.2(a).

“Material Adverse Effect” shall mean any event, change, circumstance, change, development or effect (any such item, an “Effect”) that, individually or in the aggregate with all other Effects (a) has had or would reasonably be expected to have a material adverse effect on the business, assets, Liabilities, condition (financial or otherwise) or results of operations of the Company or (b) prevents or materially impairs or delays the consummation of the Transactions, including the Mergers, or the ability of the Company to perform its obligations under this Agreement; provided, however, that, in the case of the foregoing clause (a), in no event shall any Effect resulting from any of the following, either alone or in combination, be taken into account in determining whether there has been a Material Adverse Effect: (i) changes after the date of this Agreement in general economic conditions, including changes in currency exchange rates, or changes in securities markets in general that do not have a materially disproportionate effect (relative to other companies in the Company’s industry) on the Company; (ii) changes after the date of this Agreement in applicable Law or GAAP or any interpretation thereof that do not have a materially disproportionate effect (relative to other companies in the Company’s industry) on the Company; (iii) acts of war, armed hostilities or terrorism, or any escalation or worsening of any such acts of war, armed hostilities or terrorism under way as of the date of this Agreement that do not have a materially disproportionate effect (relative to other companies in the Company’s industry) on the Company; (iv) the failure by the Company to meet any revenue or earnings projections or forecasts (but not, in each case, the underlying cause of such failure); (v) any act of God, epidemic, pandemic (including COVID-19 or any subsequent wave of COVID-19), other outbreak of illness or public health event (whether human or animal), earthquakes, floods or other natural disasters in the United States or any other country that do not have a materially disproportionate effect (relative to other companies in the Company’s industry) on the Company; or (vi) any failure by the Company to meet their internal budgets, plans, or revenue or earnings forecasts of their financial performance (but, in each case, not the underlying cause of such failure).

“Material Contracts” shall have the meaning assigned to it in Section 2.15(a).

“Materials of Environmental Concern” shall mean any: pollutants or contaminants (as such terms are defined under the Clean Water Act, 33 U.S.C. Section 401 et seq.) or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), listed or subject to regulation under any Law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Merger Consideration” shall mean the amounts payable pursuant to Section 1.6.

“Merger Sub 1” shall have the meaning assigned to it in the Preamble.

“Merger Sub 2” shall have the meaning assigned to it in the Preamble.

“Mergers” shall have the meaning assigned to it in the Recitals.

“Non-Competition and Non-Solicitation Agreements” shall have the meaning assigned to it in the Recitals.

“Offer Letter” shall have the meaning assigned to it in the Recitals.

“Option Cancellation Agreement” shall have the meaning assigned to it in the Recitals.

“Other Employees” shall mean the Employees providing services to the Company as of the Closing Date, other than the Key Holders.

“Parent” shall have the meaning assigned to it in the Preamble.

“Parent Common Stock” shall mean shares of the common stock, par value $0.001 per share, of Parent.

“Parent Common Stock Consideration Cap” shall have the meaning assigned to it in Section 1.6(e).

“Parent Disclosure Schedule” shall mean the Parent Disclosure Schedule, dated as of the date hereof, delivered by Parent to the Company in connection with this Agreement, attached hereto as Schedule E.

“Parent Expenses” shall have the meaning assigned to it in Section 9.3(b).

“Parent Fundamental Representations” shall mean those representations and warranties made in Section 3.1, Section 3.2 and Section 3.6.

“Parent Indemnified Party” shall have the meaning assigned to it in Section 8.2(a).

“Parent Related Person” shall have the meaning assigned to it in Section 7.8(a).

“Parent SEC Documents” shall mean all forms, statements, schedules, documents and reports filed or furnished since January 1, 2019 through the date hereof by Parent to the SEC.

“Parent Share Value” shall mean: (i) if Parent Common Stock is not publicly traded or quoted on a national securities exchange or automated quotation system, the fair market value as determined in good faith by Parent’s Board of Directors and (ii) if Parent Common Stock is publicly traded or quoted on a national securities exchange or automated quotation system, the arithmetic average of the daily volume weighted average price per share of the Parent Common Stock during the five (5) consecutive full trading days ending on and including the last full trading day immediately prior to the date of determination of value as reported by such national securities exchange.

“Parent Shares” shall mean the Parent Common Stock issuable to the Stockholders and Company Option Holders (including the Parent Common Stock issuable pursuant to the CVRs, if any) pursuant to this Agreement.

“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA.

“Per Share Merger Consideration” shall mean the quotient obtained by dividing (x) the Remaining Consideration by (y) the Total Outstanding Shares.

“Permits” shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances, waivers and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws).

“Permitted Liens” shall mean such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which the Company is not otherwise subject to civil or criminal liability due to its existence: (a) Liens for Taxes not yet due and payable for which appropriate reserves have been established in accordance with GAAP; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Liens and other similar Liens arising or incurred in the ordinary course of business securing obligations which are not yet delinquent or which are being contested in good faith by appropriate proceedings diligently conducted and for which appropriate reserves have been established on the books of the Company; (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; and (d) minor survey exceptions, customary utility easements and other minor customary encumbrances on title to Leased Real Property that (i) were not incurred in connection with any Indebtedness, (ii) do not render title to the property encumbered thereby unmarketable and (iii) are not in excess of $5,000 in the case of a single property or $50,000 in the aggregate at any time.

“Person” shall mean any individual, corporation, partnership, limited liability company, estate, trust, association, joint stock company, joint venture, organization or other entity, including any Governmental Entity (or any department, agency, or political subdivision thereof).

“Personal Data” shall mean, in addition to all information defined or described by the Company as “personal information,” “personally identifiable information,” “PII,” or using any similar term in any Company Privacy Policy or other public-facing statement: (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information or customer or account number, biometric identifiers, device or machine identifier, IP address, or any other piece of information that alone or in combination with other information directly or indirectly allows the identification or location of, or contact with, a natural person or a particular computing system or device (and for greater certainty includes all such information with respect to employees) and (ii) any information that is associated, directly or indirectly (by, for example, records linked via unique keys), with any of the foregoing.

“Plan” shall mean the Company’s 2018 Stock Incentive Plan, as adopted as of August 31, 2018.

“Pre-Closing Tax Period” shall mean any taxable period (or portion of a straddle period) ending on or before the Closing Date.

“Privacy Law” shall mean a Law, rule of a self-regulatory organization that the Company or any Person performing for or on behalf of the Company is or was required to comply with, the U.S.-European Union and U.S.-Swiss Safe Harbor programs administered by the Department of Commerce, and any applicable published industry best practice or other standard (including the PCI Data Security Standard, other requirements of payment card brands and payment networks, and the Digital Advertising Alliance’s Self-Regulatory Principles for Online Behavioral Advertising and Multi-Site Data Collection, respectively) or contractual requirement, as it may in each case be or have been amended from time to time, that pertains to (i) privacy or restrictions or obligations related to the collection, use, disclosure, transfer, transmission, storage, hosting, disposal, retention, interception or other processing of, or the security of, Personal Data; or (ii) consumers’ communication or consumer protection.

“Pro Rata Portion” shall mean, the amount obtained by dividing (x) one (1) by (y) the number of Total Outstanding Shares.

“Product Candidate” shall mean all device, drug or biological product candidates being researched, developed, tested, labeled, manufactured or stored by the Company.

“Proxy Statement” shall have the meaning assigned to it in Section 5.3.

“Qualified Repurchase” shall have the meaning assigned to it in Section 7.8(a)(v).

“Reference Property” shall have the meaning assigned to it in Section 1.6(b)(ii)(D).

“Registered IP” shall mean all Intellectual Property that is registered, filed or issued under the authority of, with or by any Governmental Entity, including all patents, registered copyrights and registered trademarks, business names and domain names, and all applications for any of the foregoing.

“Registrable Securities” shall mean the Parent Shares issued pursuant to the terms of this Agreement.

“Registration Statement” shall have the meaning assigned to it in Section 1.7(h)(i).

“Regulatory Approvals” shall mean any consent, notice, waiver, approval, authorization of, registration, declaration or filing with, a Governmental Entity that is required under applicable Law for the consummation of the Mergers or the other Transactions.

“Related Agreements” shall mean the Option Cancellation Agreements, the Warrant Cancellation Agreement, the Joinders, the Non-Competition and Non-Solicitation Agreements, the 280G Waivers, the CVR Agreement and all other agreements and certificates entered into by the Company or any of the Stockholders, Company Option Holders or Company Warrant Holder in connection with the Transactions; provided that “Related Agreements” shall not include the Non-Competition and Non-Solicitation Agreements for purposes of Section 8.6.

“Releasable Shares” shall mean a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (a) the number of Holdback Shares, minus (b) the number of shares of Parent Common Stock that have be used to satisfy any indemnification claims of the Parent Indemnified Parties, minus (c) the number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the quotient obtained by (i) the amount of all Losses, if any, for which Parent has theretofore become entitled to indemnification pursuant to Section 8.2 and that will result in the forfeiture of the right to be issued the Holdback Shares pursuant to Section 1.6(b)(ii)(B), plus the amount of any unresolved claim reflected in a notice delivered in accordance with Section 8.5, divided by (ii) the Parent Share Value immediately prior to the date of release of any Releasable Shares.

“Remaining Consideration” shall mean an amount equal to the Total Consideration less (i) the Series A Liquidation Amount, (ii) the Senior Series B Liquidation Amount, and (iii) the Series B-1 Liquidation Amount.

“Replacement Warrant” shall have the meaning set forth in Section 1.6(d).

“Representative Expense Amount” shall have the meaning assigned to it in Section 8.6(a).

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, employees, agents, consultants, auditors, insurers and advisors.

“Rights Agent” shall have the meaning set forth in the CVR Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Certificate of Merger” shall have the meaning assigned to it in Section 1.2(c).

“Second Effective Time” shall have the meaning assigned to it in Section 1.2(c).

“Second Merger” shall have the meaning assigned to it in the Recitals.

“Section 409A” shall have the meaning assigned to it in Section 2.11(n)(i).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller Indemnified Party” shall have the meaning assigned to it in Section 8.3(a).

“Senior Series B Liquidation Amount” shall mean $2.60 multiplied by the number of shares of Senior Series B Preferred Stock issued and outstanding immediately prior to the First Effective Time.

“Senior Series B Liquidation Payment” shall have the meaning assigned to it in Section 1.6(b)(ii)(A).

“Senior Series B Preferred Stock” shall have the meaning assigned to it in Section 2.5(a).

“Series A Liquidation Amount” shall mean $2.50 multiplied by the number of shares of Series A Preferred Stock issued and outstanding immediately prior to the First Effective Time.

“Series A Liquidation Payment” shall have the meaning assigned to it in Section 1.6(b)(i)(B).

“Series A Preferred Stock” shall have the meaning assigned to it in Section 2.5(a).

“Series B-1 Liquidation Amount” shall mean $2.08 multiplied by the number of shares of Senior Series B-1 Preferred Stock issued and outstanding immediately prior to the First Effective Time.

“Series B-1 Liquidation Payment” shall have the meaning assigned to it in Section 1.6(b)(i)(B).

“Series B-1 Preferred Stock” shall have the meaning assigned to it in Section 2.5(a).

“Series B Preferred Stock” shall have the meaning assigned to it in Section 2.5(a).

“Service Agreement” shall have the meaning assigned to it in Section 6.2(g)(iii).

“Software” means computer software and databases, together with, as applicable, object code, source code, firmware, files, development tools and embedded versions thereof, and documentation related thereto.

“Specified Agreement” shall have the meaning assigned to it in Section 9.1(f).

“Specified Governmental Entities” shall have the meaning assigned to it in Section 2.10(a).

“Specified Time” shall mean the earlier of (a) the time at which this Agreement is terminated in accordance with the terms hereof and (b) the date on which the Stockholder Approval is obtained.

“Standard Form IP Contract” shall mean each standard form of Company IP Contract used by the Company at any time, including each standard form of the following types of agreements, to the extent the Company actually utilizes such a standard form in the conduct of its business: (i) license and/or service agreements; (ii) development agreements; (iii) distributor, reseller or affiliate agreements; (iv) employee agreements containing any assignment or license of Intellectual Property or any confidentiality provision; (v) professional services, outsourced development, consulting, or independent contractor agreements containing any assignment or license of Intellectual Property or any confidentiality provision; and (vi) confidentiality or nondisclosure agreements.

“Statement of Expenses” shall have the meaning assigned to it in Section 5.9(e).

“Stockholder” shall mean any holder of any Company Capital Stock as of immediately prior to the First Effective Time.

“Stockholder Approval” shall mean (i) the adoption of this Agreement and the Transactions, including the Mergers; and (ii) the Charter Amendment by a majority of the voting power of (x) the shares of Company Capital Stock outstanding on the record date for the Company Stockholders’ Meeting and entitled to vote, voting together as a class; and (y) the shares of Company Preferred Stock outstanding on the record date for the Company Stockholders’ Meeting and entitled to vote, voting as a class.

“Stockholder Fundamental Representations” shall mean the representations and warranties of a Stockholder or Company Option Holder set forth in such Stockholder’s Joinder.

“Stockholder Representative” shall have the meaning assigned to it in the Preamble.

“Stockholder Representative Expenses” shall have the meaning assigned to it in Section 8.6(c).

“Straddle Period” shall mean any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” of any Person shall mean any corporation, limited liability company, partnership, limited partnership, association, trust, unincorporated organization or other legal entity of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Offer” means any bona fide written Acquisition Proposal involving an Alternative Transaction that is not subject to any financing contingency, which the Company Board of Directors shall have determined (after consultation with its independent financial advisor and its outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of financing and certainty of closing) of the proposal, the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board of Directors deems relevant and (b) if consummated, would be more favorable to the Company’s stockholders (in their capacity as such) than the Contemplated Transactions; provided that for purposes of the definition of “Superior Offer”, the references to “15%” in the definition of Alternative Transaction shall be deemed to be references to “80%.”

“Surviving Company” shall have the meaning assigned to it in Section 1.1(b).

“Tail Cost” shall have the meaning assigned to it in Section 8.7(b).

“Tax” shall mean (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value-added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, escheat, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, including by operation of law.

“Tax Claim” shall have the meaning assigned to it in Section 7.2(a).

“Tax Return” shall have the meaning assigned to it in Section 2.11(a).

“Termination Fee” shall have the meaning assigned to it in Section 9.3(a).

“Third Party” shall have the meaning assigned to it in Section 5.2(a).

“Third-Party Claim” shall have the meaning assigned to it in Section 8.5(b).

“Third-Party Expenses” shall mean, without duplication, all fees, costs and expenses incurred by or on behalf of the Company in connection with this Agreement, the Related Agreements, the Mergers and the other Transactions, including (i) all legal, accounting, financial advisory, consulting, finders’, and all other fees and expenses of third parties incurred by or on behalf of the Company in connection with the negotiation and effectuation of the terms and conditions of this Agreement, all other agreements, instruments and other documents referenced herein or contemplated hereby, the Related Agreements, the Mergers and the other Transactions, (ii) any termination, pre-payment, balloon or similar fees or payments (including penalties) of the Company resulting from the early termination of outstanding Indebtedness in connection with the consummation of the Mergers and the other Transactions, other than any amounts included in Closing Indebtedness, (iii) any bonus, severance, change-in-control payments or similar payment obligations of the Company that become due or payable in connection with the consummation of the Mergers and the other Transactions (and any payroll Taxes payable by the Company in connection therewith), other than any amounts included in Closing Indebtedness, (iv) any costs, expenses and fees of the Stockholder Representative (including any Stockholder Representative Expenses), (v) any termination or similar fees or payments (including penalties and premiums) resulting from the early termination of Contracts or the prepayment of Indebtedness by the Company in connection with the Transactions (it being understood that this clause (v) shall not include any amounts included in the Closing Indebtedness), (vi) any payment or other consideration arising under or in relation to obtaining any consents, waivers or approvals required under any Contract of the Company as a result of or in connection with the Transactions, and (vii) all filing fees and other fees payable to any Governmental Entity in connection with any filings made by the Company as a result of or in connection with the Transactions.

“Total Consideration” shall mean an amount equal to (i) $6,500,000, less (ii) $800,000, representing the value of the Holdback Shares (calculated at the Closing Parent Share Value), less (iii) the amount, if any, of any Closing Indebtedness in excess of $175,000, plus (iv) the amount of any Closing Cash, less (v) any Third-Party Expenses that are incurred by the Company prior to or as of the Closing and that are unpaid as of immediately prior to the First Effective Time, less (vi) the Tail Cost, less (vii) the Representative Expense Amount.

“Total Outstanding Shares” shall mean (without duplication) (i) the aggregate number of shares of Company Capital Stock issued and outstanding as of immediately prior to the First Effective Time, including Dissenting Shares and Cancelled Shares, on an as converted to Company Common Stock basis, plus (ii) the maximum aggregate number of shares of Company Capital Stock issuable upon full exercise, exchange or conversion of all Company Warrants issued and outstanding as of immediately prior to the First Effective Time, on an as converted to Company Common Stock basis, plus (iii) the maximum aggregate number of shares of Company Capital Stock issuable upon full exercise, exchange or conversion of any other rights, including options, whether vested or unvested, that are convertible into, exercisable for or exchangeable for, shares of Company Capital Stock issued and outstanding as of immediately prior to the First Effective Time, on an as converted to Company Common Stock basis.

“Transactions” shall have the meaning assigned to it in the Recitals.

“Transfer Taxes” shall mean any and all transfer, documentary, sales, use, registration, real property transfer, stamp, excise or stock transfer Taxes and other similar Taxes, and any penalties or interest with respect thereto, with respect to the Transactions.

“Trigger Rights” shall mean any acceleration of vesting, release of restrictions or similar benefit to an Employee relating to the exercise, vesting, or settlement provisions of any equity award of the Company held by such Employee, in each case, that would be triggered by or result in an increase in benefits or acceleration of the time of vesting due to either one (“single-trigger”) or both (“double-trigger”) of (i) the consummation of the Transactions or (ii) an actual or constructive termination of employment.

“UKBA” shall have the meaning assigned to it in Section 2.19(d).

“Unaccredited Investor” shall mean a Stockholder or Company Option Holder that is not an Accredited Investor.

“Unpaid Pre-Closing Taxes” shall mean (i) all Taxes of the Company attributable to any Pre-Closing Tax Period, to the extent that any such Taxes relate to any Tax period commencing on or after January 1, 2021, and first become due and payable after the Closing Date determined in the case of the pre-Closing portion of any Straddle Period, in the manner set forth in Section 8.2(a)(vii) and (ii) any Deferred Payroll Taxes that are due and payable after the Closing Date.

“Voting Agreement” means that certain Voting Agreement, dated as of September 20, 2021, the Company, the holders of the shares of Series A Preferred Stock, Senior Series B Preferred Stock and Series B-1 Preferred Stock of the Company and certain stockholders of the Company as listed on Schedule B thereto.

“Warrant Cancellation Agreement” shall have the meaning assigned to it in Section 1.6(d).